# NOTICE OF ANNUAL MEETING OF SHAREHOLDERS & MANAGEMENT INFORMATION CIRCULAR

MARCH 8, 2022

GILDAN®

Except as otherwise indicated, the information contained in this Circular is given as at March 8, 2022. All dollar amounts are expressed in US dollars, the Company’s functional and reporting currency, and the symbol “$” refers to the US dollar, unless otherwise indicated.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Our Valued Shareholders:

Gildan Activewear Inc. (“Gildan” or the “Company”) will hold its Annual Meeting of Shareholders (the “Meeting”) via live audio webcast on Thursday, May 5, 2022 at 10:00 a.m. EDT. At that time, the shareholders of the Company will receive the Audited Consolidated Financial Statements of the Company for the fiscal year ended January 2, 2022, and take action on the following items of business:

-	Elect the eleven directors named in the Circular for the coming year;

-	Consider an advisory resolution on executive compensation (Say-on-Pay);

-	Appoint KPMG as the Company’s auditors for the coming year; and

-	Transact such other business as may properly come before the Meeting.

Due to the ongoing impact of the COVID-19 pandemic, the Meeting will once again be held virtually, via live audio webcast.

Shareholders of record at the close of business on March 8, 2022 will be eligible to receive notice and vote at the Meeting. We encourage you to participate at the Meeting, where Registered Shareholders and duly appointed proxyholders will have the opportunity to ask questions and vote on the business items listed above.

Please see the section entitled Voting and Proxy Information on page 1 of this document for detailed instructions on how to access shareholder materials and participate in the business of the Meeting. Shareholders who have any questions should contact the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-518-6813 (toll-free within North America) or 1-416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

We look forward to your participation in our virtual meeting on May 5, 2022.

Michelle E. Taylor

Vice President, General Counsel and Corporate Secretary

Les actionnaires qui préfèreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc. (corporate.governance@gildan.com)

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR i

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR ii

VOTING AND PROXY INFORMATION

VOTING AND PROXY INFORMATION

Solicitation of Proxies:
Notice of Meeting and Meeting Materials Page 2

Appointment & Registration of Proxies:
Naming a Proxy to Vote on Your Behalf Pages 4 - 5

Voting Instructions:
How to Vote as a Registered and Non-Registered Shareholder Pages 6 - 8

Participation in the Meeting:
Attending the Meeting as a Registered and Non-Registered Shareholder Pages 9 - 10

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 1

VOTING AND PROXY INFORMATION

Solicitation of Proxies

This Circular is sent by management of the Company in connection with the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) and to solicit proxies for the Annual General Meeting of Shareholders (“Meeting”)1 to be held on:

Thursday, May 5, 2022 at 10:00 a.m. EDT in a virtual-only format, to be conducted via live audio webcast at http://meetnow.global/MXK4SPF

The cost of the solicitation will be borne by the Company other than the cost of solicitation of the Objecting Non-Registered Shareholders.

The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, or other personal contact by officers or other employees of the Company.

The Company has also engaged Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent, and will pay fees of approximately C$40,000 to Kingsdale Advisors for proxy solicitation services in addition to certain out-of-pocket expenses. Kingsdale Advisors can be reached at 1-888-518-6813 (toll-free within North America) or 1-416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Notice-and-Access

This year, as permitted by Canadian securities regulators, the Company is using notice-and-access2 to deliver the Meeting materials, including this Circular, and its audited annual consolidated financial statements for the year ended January 2, 2022 (“Annual Consolidated Financial Statements”) to both its Registered and Non-Registered Shareholders.3

Meeting Item	Description of What you will Receive	Access to Material

The Circular	Notice of Meeting with Information on how to Access Meeting Materials Online	Online Access

The Annual Consolidated Financial Statements	Notice with Information on how to Access Meeting Materials Online	Online Access

Form of Proxy (Registered Shareholders) or Voting Instruction Form[4] (Non-Registered Shareholders)	Mailed Forms	Paper Documents

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 2

VOTING AND PROXY INFORMATION

How to Request a Paper Copy of the Circular and Annual Consolidated Financial Statements:

Shareholders may request a paper copy of this Circular and/or the Annual Consolidated Financial Statements of the Company, at no cost, up to one year from the date this Circular was filed on SEDAR.

-

Before the Meeting: By contacting Gildan’s transfer agent and registrar Computershare Investor Services Inc. (the “Transfer Agent”), by telephone at 1-866-964-0492 (toll-free in North America) or 1-514-982-8716 (outside North America).

-	After the meeting: Requests may be made via our website at www.gildancorp.com

Voting Shares and Principal Holders of Voting Shares

As at March 8, 2022, there were 189,590,226 common shares of the Company (the “Common Shares”) issued and outstanding.5 All voting matters scheduled to be voted upon are ordinary resolutions which are passed by a simple majority.6

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 3

VOTING AND PROXY INFORMATION

Appointment of Proxy

The Gildan Proxyholders

-	The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Company (the “Gildan proxyholders”).

-

Each shareholder has the right to appoint a person other than the Gildan proxyholders to represent such shareholder at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the Transfer Agent in accordance with the instructions set out in this Circular.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will, on any ballot that may be called for, vote (or withhold from voting) the Common Shares in respect of which they are appointed as proxies in accordance with the instructions indicated on the form of proxy.

If a shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no instructions are given, the Common Shares will be voted FOR the election of the nominees of the board of directors of the Company (the “Board of Directors” or the “Board”) as directors, FOR the advisory resolution on the Company’s approach to executive compensation, and FOR the appointment of KPMG LLP as auditors. A completed proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting.

As of the date of this Circular, management of the Company knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

Appointment of a Third Party as Proxy & Non-Registered Shareholders Who Wish to Attend, Vote or Ask Questions

Who should follow these instructions:

-	Shareholders who wish to appoint someone as their proxy and vote their Common Shares other than the Gildan proxyholders named in the form of proxy or voting instruction form, and

-	Non-Registered Shareholders who wish to appoint themselves as their proxy to attend, participate, vote or ask questions at the Meeting.

Note: Refer to the section entitled “Voting Information” for assistance in determining if you are a Non-Registered Shareholder.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 4

VOTING AND PROXY INFORMATION

How to do this?

Two steps: Appointment and Registration

-	Appointment: Submit the form of proxy or voting instruction form, as applicable, appointing themselves or a third party proxyholder as their proxy;

-	Registration: Register themselves or that third party proxyholder online.

Note: Registering is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code. An Invite Code is required for the proxyholder to vote at the Meeting.

Step 1

Submit your form of proxy or voting instruction form to appoint: To appoint someone other than the Gildan proxyholders as your proxy (including yourself), insert your or such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering.

If you are a Non-Registered Shareholder and wish to vote at the Meeting:

-

Insert your own name in the space provided on the voting instruction form sent to you by your Intermediary (as defined below), follow all the applicable instructions provided by your Intermediary AND register yourself as your proxy. By doing so, you are instructing your Intermediary to appoint you as your proxy. It is important that you comply with the signature and return instructions provided to you by your Intermediary.

If you are a Non-Registered Shareholder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third party as your proxy, there are additional steps:

-

You must also obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting instruction form sent to you or contact your Intermediary to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to the Transfer Agent.

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Requests for registration from Non-Registered Shareholders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third party as their proxy must be sent by e-mail at USLegalProxy@computershare.com or by courier to: Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1, and in both cases, must be labeled “Legal Proxy” and received no later than 10:00 a.m. EDT on the second business day preceding the day of the Meeting.

Step 2

Register your proxyholder to secure an Invite Code: To register yourself or a third party proxyholder, you must visit http://www.computershare.com/gildan prior to 10:00 a.m. EDT on the second business day preceding the day of the Meeting and provide the Transfer Agent (Computershare Investor Services Inc.) with the proxyholder’s contact information so that the Transfer Agent may provide the proxyholder with an Invite Code via email. To participate online, shareholders must have a Control Number and proxyholders must have received an email from the Transfer Agent containing an Invite Code. Without an Invite Code, proxyholders will only be able to log in to the Meeting as a “guest” and will not be able to vote at the Meeting.

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VOTING AND PROXY INFORMATION

Voting Information

Please read this section carefully, as it contains important information regarding how to vote your Common Shares. To understand how to vote your Common Shares, you should first determine if you are a Registered or Non-Registered Shareholder as the voting process is different for Registered Shareholders and Non-Registered Shareholders.

Registered Shareholder	Non-Registered Shareholder
You are a Registered Shareholder if your Common Shares are registered directly in your name with our Transfer Agent.	You are a Non-Registered Shareholder if the Common Shares you beneficially own are registered either:

You may hold your Common Shares in the form of a physical share certificate or through the direct registration system (DRS) on the records of our Transfer Agent in electronic form.

(i) in the name of an intermediary that you deal with in respect of your Common Shares (an “Intermediary”), such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans, or

(ii) in the name of a clearing agency of which the Intermediary is a participant.

Registered Shareholder
Voting Instructions	Voting at the Meeting	Revocation

Follow instructions below in the Section entitled “How to Vote (Registered Shareholders)”.	Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.	By voting again in accordance with the instructions or by voting at the Meeting online.
If you voted by proxy, you can revoke your voting instructions by providing notice.[7]
Questions? Contact Computershare Investor Services Inc., our Transfer Agent, at 1-800-564-6253 (toll free in North America) or 1-514-982-7555 (outside North America), for any voting questions.

Non-Registered Shareholder[8]

Voting Instructions	Voting at the Meeting	Revocation

Carefully follow the instructions of your Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

Intermediaries may set deadlines for voting that are further in advance of the Meeting than those set out in this Circular.

If you are a Non-Registered Shareholder and wish to vote at the Meeting, you have to duly appoint yourself as your proxy by inserting your own name in the space provided on the voting instruction form sent to you and you must follow all of the applicable instructions, including the deadline, provided by your Intermediary.

You may revoke voting instructions by written notice to the Intermediary.

Contact your Intermediary to find out how to change or revoke your voting instructions and to understand any associated timing requirements.[9]

Questions? Contact your Intermediary directly.

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VOTING AND PROXY INFORMATION

What to do if you receive multiple documents

If you receive more than one Notice of Meeting, Form of Proxy, or Voting Instruction Form, it means that you have multiple accounts with brokers or other nominees or with our Transfer Agent, as applicable, through which you hold Common Shares. Please follow the instructions carefully for each form to ensure you vote all of your Common Shares.

How to Vote (Registered Shareholders)

Shareholders may vote at the Meeting or by proxy before the Meeting.

Voting at the Meeting	Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting.
Voting by proxy before the Meeting	What you need to do: Select one of the three methods below (on the next page) and follow the instructions.	What happens: The Gildan proxyholders named in the enclosed form of proxy will vote (or withhold from voting) in accordance with your instructions.[10] See section on Appointment of Proxy.

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VOTING AND PROXY INFORMATION

Voting by Proxy Before the Meeting is the Easiest Way to Vote

There are three ways for Registered Shareholders to vote by proxy before the Meeting:

Voting by proxy before the Meeting – Registered Shareholders

	Telephone Voting[11]	Internet Voting	Return Your Form of Proxy by Mail

How?	You may vote by calling the toll- free telephone number 1-866-732-VOTE (8683).	You may vote by logging on to the website indicated on the form of proxy (www.investorvote.com).	You may vote by completing, signing and returning the form of proxy in the postage-paid envelope provided.

What you will need?	Your Control Number (printed on the form of proxy).	Your Control Number (printed on the form of proxy).	A completed form of proxy and the postage-paid envelope provided.

How to do this?	Follow the prompts that allow you to vote your Common Shares and confirm that your instructions have been properly recorded.	Follow the prompts that allow you to vote your Common Shares and confirm that your instructions have been properly recorded.	Complete your form of proxy or voting instruction form in accordance with the instructions.
Voting Deadline	All Proxies must be received by the Transfer Agent (below) no later than 10:00 a.m. EDT on the second business day preceding the day of the Meeting.[12]
Address of Transfer Agent	Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1.
Voting Questions?

Shareholders who have any questions should contact the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-518-6813 (toll-free within North America) or 1-416-867-2272 (collect call outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

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VOTING AND PROXY INFORMATION

Participation in the Meeting

Attendance and Participation in the Meeting

Meeting will be via live audio webcast. Log in online at http://meetnow.global/MXK4SPF.

We recommend that you log in at least one hour before the Meeting starts. The Meeting will begin promptly at 10:00 a.m. EDT on May 5, 2022, unless otherwise adjourned or postponed.13

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Click where it indicates “Shareholder” and enter your Control Number or if you are an appointed proxyholder, Click on “Invitation” and enter your Invite Code (see below). If you are a guest, Click on “Guest” and complete the online form (see below).

Note: Shareholders will not be able to attend the Meeting in person.

Registered Shareholder	Non-Registered Shareholder

Registered Shareholders and duly appointed proxyholders (including Non-Registered Shareholders who appointed themselves as proxyholder) who participate in the Meeting online will be able to:

-  Attend, participate and vote at the Meeting.

Non-Registered Shareholders who have not appointed themselves as proxyholder and participate in the Meeting online will be able to:

-  Attend as “Guests”.

-  Guests can listen to the Meeting but are not able to vote or ask questions.

Where can I find my Control Number or Invite Code?
The Control Number is located on the form of proxy.

The Transfer Agent will provide the proxyholder with an Invite Code by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment of a Third Party as Proxy” above.

For any technical difficulties experienced during the check-in process or during the Meeting, please call 1-888-724-2416 (toll-free in North America) or 1-781-575-2748 (outside North America, charges will apply).

Submitting Questions

Following the formal portion of the Meeting, we will hold a live Q&A session to answer written questions submitted during the Meeting by Registered Shareholders and duly appointed proxyholders participating via live audio webcast.

The chair of the Meeting reserves the right to edit or reject questions he or she deems inappropriate, or to limit the number of questions per shareholder in order to ensure that as many shareholders as possible will have the opportunity to ask questions. The chair of the Meeting has broad authority to conduct the Meeting in an orderly manner. To ensure the Meeting is conducted in a manner that is fair to all shareholders, the chair of the Meeting may exercise broad discretion in the order in which the questions are asked, and the amount of time devoted to any question.

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VOTING AND PROXY INFORMATION

[1]	All references to the “Meeting” include the Meeting or any adjournment thereof.
[2]

As defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI-54-101”). Notice-and-access gives shareholders more choice, substantially reduces Gildan’s printing and mailing costs, and is more environmentally friendly as it reduces materials and energy consumption.

[3]

See section entitled “Voting Information” for assistance in determining if you are a Registered or Non-Registered Shareholder. This Circular and the Annual Consolidated Financial Statements of the Company are also available on Gildan’s website at www.gildancorp.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

[4]	Unless the shareholder has elected to receive electronically.
[5]

To the knowledge of the directors and officers of the Company, according to the latest publicly available information, no person owns beneficially, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company, as at March 8, 2022.

[6]	This means that if more than half the votes that are cast at the Meeting are in favour, then the resolution passes.
[7]

Notice may be given at any time up to and including the last business day preceding the day of the Meeting by (i) sending a notice in writing (from you or a person authorized to sign on your behalf) to the Transfer Agent (Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1) or (ii) any other manner permitted by law.

[8]

In accordance with NI 54-101, the Company has distributed copies of the Notice of Meeting and notice of availability of proxy materials to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders. Intermediaries are required to forward such notices to Non-Registered Shareholders, and often use a service company (such as Broadridge or Computershare in Canada) for this purpose. Non-Registered Shareholders cannot use a voting instruction form received from Broadridge or Computershare to vote directly at the Meeting. If you have questions on how to exercise voting rights carried by Common Shares held through an Intermediary, please contact your Intermediary directly. For Objecting Non-Registered Shareholders, management of the Company does not intend to pay for an Intermediary to deliver the Meeting Materials to Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Company (“Objecting Non-Registered Shareholders”). In this regard, Objecting Non-Registered Shareholders will not receive the Meeting Materials unless the Objecting Non-Registered Shareholder’s Intermediary assumes the costs of delivery.

[9]	Intermediaries may set deadlines for the receipt of revocation notices that are farther in advance of the Meeting than those set out here.
[10]

The Common Shares represented by the proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called and that, if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.

[11]	If you vote by telephone, you may not appoint a person as your proxy other than the Gildan proxyholders named in the form of proxy or voting instruction form.
[12]

Your Common Shares will be voted in accordance with your instructions as indicated on the proxy. The Company reminds shareholders that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

[13]

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 10

LETTER TO SHAREHOLDERS

LETTER TO SHAREHOLDERS

Dear Shareholders:

It is our pleasure to invite you to attend the annual meeting of shareholders on May 5, 2022, at 10:00 a.m. EDT, which again will be in a virtual-only format because of the continuing public health impacts of COVID-19. We encourage all shareholders to participate in the Meeting and engage with the directors and management of the Company.

In 2021, Gildan achieved record revenue and net income, marking a sharp recovery from the slowdown in 2020. Total shareholder return during 2021 was 52% on the TSX (and 53% on the NYSE), compared with an average of 22% for our Proxy Reference Group. The strong performance reflects the success of the Company’s Back to Basics strategy, which focused on improving the efficiency of our global operations, reducing costs and improving profitability. It was a year showcasing the benefits of our vertically-integrated manufacturing model.

We are immensely proud of the entire Gildan team around the world. Their hard work and dedication to customers contributed to the Company’s strong financial performance and set the stage for further success. That such strong results were achieved amid the continued challenges of a global pandemic was even more remarkable.

Beyond the strong business performance, there were other noteworthy achievements at Gildan in 2021. We continued to engage with shareholders, and we reviewed our executive compensation program to further strengthen the alignment between pay and the creation of shareholder value. Gildan also released its 17th annual ESG report in 2021 and earlier this year announced its Next Generation ESG strategy, which sets new targets for our sustainability initiatives. In 2021, Gildan was named to the Dow Jones Sustainability Index, one of the world’s leading ESG performance rankings for publicly traded companies, for the ninth consecutive year.

We are also pleased to introduce a new director nominee, Dhaval Buch, who will stand for election to the Board for the first time at the Meeting. This addition to the Board will further enhance the breadth of skill and expertise on the Board as Gildan moves into the next phase of growth. All of Gildan’s Directors are knowledgeable, experienced and strongly committed to serving the best interests of the Company. We urge you to vote for their election to the Board.

Lastly, you may also notice we have made some changes in the structure and format of this Circular to improve the clarity and accessibility of the information. We encourage you to read the proxy carefully. Your vote is important.

We look forward to your participation in the Annual Meeting of Shareholders. If you cannot participate in the live webcast, please promptly send your completed proxy form to us by mail, telephone or via the internet.

Sincerely,

Donald C. Berg Chair of the Board of Directors	Glenn J. Chamandy President and Chief Executive Officer

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PROXY SUMMARY

PROXY SUMMARY

Matters for Shareholder Approval

The following items will be presented for shareholder approval at the Meeting. The Board recommends shareholders vote FOR each director nominee and FOR each of the resolutions. More information on each item can be found at the page indicated.

Voting Matter	Information
1. Election of eleven (11) Directors	Page 18
2. Advisory Resolution to Approve Executive Compensation	Page 45
3. Approval of KPMG as Independent Auditors	Page 88

If no instructions are given in your proxy, the Common Shares represented by your proxy will be voted FOR each director nominee, FOR the advisory resolution on the Company’s approach to executive compensation, and FOR the appointment of KPMG LLP (“KPMG”) as auditors.

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PROXY SUMMARY

◆	Voting Item 1 – Election of Directors

Election of Directors

The Board has nominated the following eleven individuals to serve as directors.14 All are independent, other than our President and Chief Executive Officer (“CEO”). For more information about the proposed directors, please see their profiles beginning on page 18.

Name & Region	Age	Director Since	Board & Committee Attendance in 2021	Other Public Boards	Board Committees[15]

Donald C. Berg Lakewood Ranch, Florida, US	66	2015	100%	None	-	Chair of the Board[16]

Maryse Bertrand Westmount, Québec, Canada	63	2018	100%	2	- -	Audit & Finance Corporate Governance & Social Responsibility (Chair)

Dhaval Buch[17] Singapore	61	2022	N/A	1	-	Corporate Governance & Social Responsibility

Marc Caira Toronto, Ontario, Canada	68	2018	100%	1	- -	Audit & Finance Corporate Governance & Social Responsibility

Shirley E. Cunningham Estero, Florida, US	61	2017	100%	1	- -	Audit & Finance Compensation & Human Resources (Chair)

Russell Goodman Mont-Tremblant, Québec, Canada	68	2010	100%	2	- -	Audit & Finance Compensation & Human Resources

Charles M. Herington Miami, Florida, US	62	2018	100%	1	- -	Corporate Governance & Social Responsibility Compensation & Human Resources

Luc Jobin Montréal, Québec, Canada	62	2020	100%	1	- -	Audit & Finance (Chair) Compensation & Human Resources

Craig A. Leavitt Red Hook, New York, US	61	2018	100%	1	- -	Audit & Finance Compensation & Human Resources

Anne Martin-Vachon Trois-Rivières, Québec, Canada	60	2015	100%	None	- -	Corporate Governance & Social Responsibility Compensation & Human Resources

Glenn J. Chamandy Westmount, Québec, Canada	60	1984	100%	None	-	N/A

[14]	The articles of the Company provide that the Board shall consist of not less than five and not more than twelve directors.
[15]	Directors are encouraged to attend other committee meetings on a non-voting basis, and many of them do so.
[16]	As Chair of the Board, Donald C. Berg is not a member of any Board committee, although he attends all committee meetings on a non-voting basis.
[17]	Mr. Dhaval Buch was appointed to the Board in February 2022.

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PROXY SUMMARY

Our Corporate Governance Practices

Strong corporate governance is an important factor in Gildan’s success, and we are committed to it. A detailed overview of our Corporate Governance Practices can be found beginning on page 29. Our key corporate governance practices include:

Governance Element	Our Practices	Information

Independent Board Chair	Our Board Chair is independent, which contributes to the Board’s ability to function independently of management and provide effective oversight.	Page 29

Independent Directors

All directors, except the CEO, are independent, and only independent directors may serve on board committees, which helps ensure they are strong independent advocates for the long-term interests of shareholders.

Page 39

Limited Outside Directorships	Directors may serve on only four public company boards. Currently, all directors are within the limits aimed at ensuring adequate time for appropriate oversight.	Page 38

In-Camera Meetings

Independent directors meet without management at each Board and Committee meeting, and many special meetings also include an in-camera meeting of directors. In fiscal 2021, there were 22 in-camera meetings.

Page 39

Director Term Limits

Directors may not be nominated for re-election after reaching the earlier of the age of 72 or 15 years of service. These limits seek to ensure renewal, which is essential to help the Board maximize its effectiveness over the long-term. Board and committee chair positions are also subject to term limits.

Page 39

Director Share Ownership Requirements

Each independent director is expected, within a period of five years, to meet and maintain certain share ownership requirements.[18] These requirements align director interests with those of shareholders.

Page 39

Rigorous Director Evaluation & Board Effectiveness Process

A formal assessment process is undertaken every year seeking to continuously improve the performance of the Board and its committees. The assessment process also includes the periodic review of Board, committee and director effectiveness by independent advisors.

Page 40

Board Education and Mentoring Program

New directors participate in a formal on-boarding and mentorship program, and the Board participates in ongoing education to ensure directors have the skills and knowledge required for effective oversight.

Page 40

Board Diversity Policy

Gender, age, ethnicity and geographic background are considered when choosing qualified director candidates. We believe a diverse Board can best achieve strong long-term performance. Five of eleven directors self-identify as diverse, including three female directors. Two of three committee chairs are women.

Page 41

CEO and Senior Executive Succession Planning	The Board has a comprehensive management succession plan that includes the CEO and other senior executive officers and reviews it annually.	Page 42

Code of Ethics

The Board has adopted a Code of Ethics. It applies to Gildan’s officers and employees, as well as to directors. It serves to guide the Company’s operations and business practices throughout the world and to ensure decisions are consistent with Gildan’s core values and principles.

Page 43

[18]

Director Share Ownership requirements require non-executive directors over a period of five years to own Common Shares or DSUs in an amount that is equivalent in value to six times the cash portion of the annual Board retainer.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 14

PROXY SUMMARY

◆	Voting Item 2 – Executive Compensation

Our Executive Compensation Program

The Compensation and Human Resources Committee (“HR Committee”) is responsible for developing a compensation philosophy and objectives that reward the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Company.

To support these guiding principles, the program contains a number of best practices, including:

Pay for Performance	-	Annual incentive awards are subject to achievement of pre-established performance goals tied to both financial and qualitative objectives.

	-	A significant portion of target compensation is “at risk”.

	-	Incentive plans have no minimum guaranteed payouts.

	-	Long-Term Incentive Plan (“LTIP”) equity awards (PSUs) are 100% performance-based.

Aligned with Shareholder Interests	-	Compensation is aligned to both individual and Company performance, with an appropriate balance between the short and long-term.
	-	CEO and NEOs can defer a portion of their annual short-term incentive into RSUs.
	-	CEO and NEOs must meet significant share ownership requirements.

	-	CEO is subject to a post-retirement share ownership policy.

-

As of fiscal 2022, for annual LTIP, Total Shareholder Return (“TSR”) is added as a key metric and will be measured against a peer group; for STIP, Environmental Social and Governance (“ESG”) is added as part of the strategic individual objectives.

Effective Governance	-	Board oversight by a qualified, experienced and independent HR Committee.
	-	Advice of an independent and experienced compensation advisor.

	-	Benchmarking of our compensation program against a representative and relevant peer group.

	-	Stress testing and back-testing used to ensure alignment between pay and performance.

	-	Say-on-Pay: Annual shareholder advisory vote on executive compensation.

	-	Board oversight and structured discretion to modify short and long-term incentive award outcomes, as necessary, to address unforeseen issues.
Strong Risk Management Policies	-	Payout under short and long-term incentive plans are capped at two times target.
	-	Prohibition on hedging or monetizing of equity awards.
	-	No excessive perquisites.
	-	No re-pricing of stock options or grants of stock options at a discount.
	-	Clawback Policy for incentive-based pay.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 15

PROXY SUMMARY

Pay for Performance

Our practices are designed to ensure that a significant proportion of executive compensation is at-risk and linked to performance through the Company’s variable compensation plan. The chart below seeks to show the actual pay realized (or realizable when not entirely vested) by the CEO over the past five years and compares this to total direct compensation reported in the Summary Compensation Table of each fiscal year, and to the value created for the shareholders (TSR which is defined as the change in share price plus the reinvestment of any dividends during a period).

The chart shows that the cumulative value created for shareholders has exceeded the realized/realizable pay value for the CEO, with the exception of fiscal 2020, a pandemic year. Furthermore, other than for fiscal 2018, when LTIP vested at 0% in February 2021 and CEO compensation was well below granted compensation, the chart shows general alignment between CEO compensation and shareholder value creation and demonstrates that the design of the executive compensation program is well grounded.

Lookback Analysis per Year

[1]

Includes the one-time special award of November 2020 further described in the section entitled “One-Time Special Awards”. The actual value is calculated as vesting at 75% as at the end of fiscal 2021. For further analysis, refer to the Section “Lookback Analysis” in Item 2 – Advisory Vote on Executive Compensation.

How to Read the Table:	-	The table shows a comparison of the following three items using a reported base value and investment of $100;
Reported Compensation	-

Total direct compensation for the CEO as reported in the summary compensation table of each fiscal year (base salary, short-term incentive paid and long-term incentive awards), reported on a $100-basis;

Realized/Realizable as at January 2, 2022	-	Realized and realizable pay for the CEO in proportion of the reported compensation, calculated as at the end of fiscal 2021; and
Value for Shareholders	-	The cumulative value of a $100 investment made by Gildan’s shareholders over the same measurement periods (TSR) as at the end of fiscal 2021.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 16

PROXY SUMMARY

Shareholder Engagement

In light of the advisory vote on executive compensation pertaining to the 2020 executive compensation program, the Board took action by engaging with 15 of its largest shareholders to review and address concerns, representing 53.5% of the issued and outstanding shares at the time of meetings.19

During the meetings, there was specific discussion around the special awards made in November 2020 to the CEO and to two senior executive officers. While many shareholders expressed support during those engagement meetings, or separately in writing, for the Board’s decision, the Board recognized that shareholders behind a majority of voters for the Say-on-Pay advisory vote in May 2021 were not supportive of the Board’s decision on compensation.

Following these meetings, a Board working group was formed, supported by outside compensation advisor, Willis Towers Watson (“WTW”), to review the program, incorporate feedback and ensure alignment with shareholder interests.

In the Fall of 2021, the Board again met with certain key shareholders to solicit feedback on contemplated program enhancements. The shareholder feedback was clear that the program should minimize the use of special awards. As such, no special awards were made in fiscal 2021 to senior executive officers and no special awards are included in the program for fiscal 2022.

Changes to our Executive Compensation Program for Fiscal 2022

With a view to both enhancing the program and ensuring our executive compensation program continues to align with shareholder interests, the fiscal 2022 program includes the following features:

-	Adopting relative performance measures, using our Proxy Reference Group, for determining future award payouts under the LTIP;

-	Adding TSR to the existing measures of Revenue and Return on Net Assets, as key performance measures under the LTIP;

-	Including ESG goals in the short-term incentive program.

The focus on relative performance measures and the addition of TSR is meant to achieve even greater alignment with our pay-for-performance philosophy. Finally, including ESG as an element of executive compensation reaffirms the determination to build on our strong ESG foundation and ensure ESG remains a key focus area for the leadership team.

Appointment of Two Senior Executive Officers

Effective as at March 1, 2021, Chuck J. Ward was promoted to the position of President, Sales, Marketing and Distribution and Arun D. Bajaj was promoted to the position of Executive Vice President, CHRO & Legal Affairs. Messrs. Ward and Bajaj both report to Glenn J. Chamandy, CEO, and bring their significant respective experience to a team of fully qualified and performing senior executive officers.

◆	Voting Item 3 – Appointment of Auditors

Appointment of Auditors

The Company is seeking shareholder approval for the re-appointment of KPMG as the Company’s independent auditor. KPMG has served in this role since 1996, and its principal responsibility is to report on the Company’s Annual Consolidated Financial Statements.

In addition, KPMG provides various audit, audit-related and tax services, which are summarized on page 88.

[19]	Last year, a majority of shareholders (59.14%) voted against the non-binding advisory vote on Executive Compensation for fiscal 2020.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 17

ITEM 1: ELECTION OF DIRECTORS

ITEM 1: ELECTION OF DIRECTORS

Resolution for Shareholder Approval

The Board has nominated eleven individuals to serve as directors of the Company. Each director, if approved by shareholders, will serve a one-year term ending at the next annual meeting of shareholders.20

The Board of Directors recommends a vote FOR each of the director nominees

Nomination of Directors

The Corporate Governance and Social Responsibility Committee (“Governance Committee”) is responsible for identifying qualified candidates to become Board members.21 It seeks directors with experience in relevant disciplines who can help ensure board effectiveness, provide independent oversight of management, and achieve sustained value creation for shareholders.

The Governance Committee is responsible for developing the criteria and process for selecting directors. The Governance Committee uses a skills matrix to assist with reviewing the skills, competencies and experience of director candidates as well as to consider the skills set of the Board as a whole. This skills matrix has been developed based on the core expertise necessary to ensure Gildan’s success and is reviewed on a regular basis.

Having regard to the skills and experience needed, and diversity objectives, the Governance Committee identifies qualified board candidates and may, where appropriate, retain an independent search firm to identify potential candidates. Following an interview process where the Board Chair and the chairs of each of the committees meet with each director candidate to discuss the candidate’s interest and ability to devote the time required to serve on the Board, future candidates are selected for nomination. The Governance Committee then recommends to the Board the candidates for election at the next annual meeting of shareholders.

The Board Chair regularly reviews, with the Governance Committee, the size and composition of the Board and its committees to promote continuity as well as efficient decision-making. In November 2021, the Board size was increased by one to eleven directors to accommodate the addition of Mr. Dhaval Buch in February 2022 as a director nominee. Mr. Buch enhances the Board’s expertise in manufacturing, international supply chain and sustainable sourcing, and adds to the Board’s geographic profile.

[20]	The one-year term ends at the next annual meeting of shareholders or when a successor is elected, unless the director resigns, or the office otherwise becomes vacant.
[21]	As detailed elsewhere in this Circular, the Governance Committee is composed entirely of independent directors, and has a written mandate establishing its role and responsibilities.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 18

ITEM 1: ELECTION OF DIRECTORS

Director Nominees

The Board is proposing 11 directors, 10 of whom are “independent”.22 The only non-independent member of our Board is Glenn J. Chamandy, Gildan’s CEO. Our director candidates have broad experience and capabilities in areas that are important for the effective operation of the Board and the success of the Company. A detailed description of the professional backgrounds of each director is presented below.

Director Tenure The following chart indicates the number of years each director has served as at March 8, 2022.	Director Gender diversity The following chart indicates the gender of each director as at March 8, 2022.	Director Age diversity The following chart indicates the age of each director as at March 8, 2022.	Geographical location The following chart indicates the residential geographical location of each director as at March 8, 2022.

Age 66 Lakewood Ranch, Florida, United States Director since February 2015 Independent

Donald C. Berg

Donald C. Berg is President of DCB Advisory Services, providing consulting services to food and beverage companies ranging from multi-national conglomerates to start-up companies. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation, a US-based producer and marketer of fine quality beverage alcohol brands and one of the largest companies in the global wine and spirits industry. Mr. Berg’s career at Brown-Forman Corporation spanned over 25 years, where he held various executive positions including as President of its Advancing Markets Group, President of Brown-Forman Spirits Americas, the company’s largest operating group, head of its corporate development and strategy functions, and director of its mergers and acquisitions group. Prior to joining Brown-Forman, Mr. Berg has held a wide variety of finance, sales and marketing roles with respected national and international firms after beginning his career as a certified public accountant with Ernst & Whinney. Mr. Berg is a past member of the Board of Directors of Meredith Corporation (from 2012-2021), a publicly held media and marketing company, where he was also Chair of the Audit and Finance Committee (2017-2021). In addition to Gildan, he is a member of the Board of Beam Suntory International, the third largest global spirits company wholly owned by Tokyo-based Suntory Holdings Group. Mr. Berg holds a Master of Business Administration degree from the Wharton School of Business and earned his Bachelor of Arts degree in Accounting and Business Administration from Augustana College in Illinois.

	Voting Results	In Favour	Public Board Memberships
	2021	99.6%	None
	2020	99.6%

[22]

“Independent” means the director meets the standards of independence established under Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of the CSA National Instrument 58-101 (Disclosure of Corporate Governance Practices). The independence of directors is determined by the Board based on the results of independence questionnaires completed by each director annually, as well as other factual circumstances reviewed on an ongoing basis.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 19

ITEM 1: ELECTION OF DIRECTORS

Age 63 Westmount, Québec, Canada Director since May 2018 Independent

Maryse Bertrand

Maryse Bertrand has had a long career in law and business. Ms. Bertrand is currently an advisor in governance and risk management and is a corporate director. Ms. Bertrand is a member of the Board of Directors of National Bank of Canada, Canada’s sixth largest retail and commercial bank, of PSP Investments, one of Canada’s largest pension investment managers, and of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada, where she chairs the Governance and Corporate Responsibility Committee. From 2016 to 2017, she was Strategic Advisor and Counsel to Borden Ladner Gervais LLP, in matters of risk and governance. From 2009 to 2015, she was Vice-President, Real Estate Services, Legal Services and General Counsel at CBC/Radio-Canada, Canada’s public broadcaster, where she was responsible for the real estate and health, safety and environment portfolios and chaired the National Crisis Management Committee. Prior to 2009, Ms. Bertrand was a partner of Davies Ward Phillips and Vineberg LLP, where she specialized in M&A and corporate finance and served on the firm’s National Management Committee. Ms. Bertrand is a Vice-Chair of the Board of Governors of McGill University and the past chair of the Board of the Institute of Corporate Directors (Québec Chapter). She was named as Advocatus emeritus (Ad. E.) in 2007 by the Québec Bar in recognition of her exceptional contribution to the legal profession. Ms. Bertrand holds a law degree from McGill University (with High Distinction) and a Master in Risk Management degree from New York University, Stern School of Business.

	Voting Results	In Favour	Public Board Memberships
	2021 2020	99.3% 98.4%	Metro Inc.
National Bank of Canada

Age 61 Singapore Director since February 2022 Independent

Dhaval Buch

Dhaval Buch is currently a senior advisor with Blackstone Private Equity and to the Mahindra group, a large India-headquartered multinational with interests in automobile, farm and finance industries. Prior to this, Mr. Buch had a 35-year career as a business leader with Unilever where he last served as the Global Chief Procurement Officer for the company responsible for buying approximately $40 billion of materials and services. In this role, he was also responsible for driving Unilever’s goal of “100% sustainable sourcing of materials”. In his career with Unilever, Mr. Buch ran the Unilever supply chain for Asia and Africa (consisting of approximately 120 factories and a similar number of distribution centres). He also held positions of increasing responsibility in Hindustan Unilever Limited (a listed Unilever subsidiary in India) culminating in his running the supply chain for South Asia and serving as an Executive Director on the Board of Hindustan Unilever Limited. Mr. Buch is a mechanical engineer and holds a Bachelor of Engineering degree from the Indian Institute of Technology, Delhi, India.

	Voting Results	In Favour	Public Board Memberships
	2021	N.A.	EPL Limited
	2020	N.A.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 20

ITEM 1: ELECTION OF DIRECTORS

Age 68 Toronto, Ontario, Canada Director since May 2018 Independent

Marc Caira

Marc Caira serves on the Board of Directors of Minto Group, a private real estate developer, Flow Beverage, a fast-growing alkaline spring water beverage company and the University Health Network Foundation. Previously, Mr. Caira served as the Vice-Chairman of the Board of Directors of Restaurant Brands International Inc., a multinational quick service restaurant company, from 2014 to 2020. He also was President and Chief Executive Officer of Tim Hortons Inc., a multinational fast-food restaurant, from 2013 to 2014, as well as a member of the Executive Board of Nestlé S.A. in Switzerland, a transnational food and beverage company and Chief Executive Officer of Nestlé Professional. Mr. Caira holds an Advanced Diploma in Marketing Management from Seneca College, Toronto and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.

	Voting Results	In Favour	Public Board Memberships
	2021	99.5%	Flow Beverage Corporation
	2020	98.8%

Age 60 Westmount, Québec, Canada Director since May 1984 Not Independent (Management)

Glenn J. Chamandy

Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to his appointment as President and Chief Executive Officer in 2004, the position which he currently holds, Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.

	Voting Results	In Favour	Public Board Memberships
	2021	99.7%	None
	2020	99.9%

Age 61 Estero, Florida, United States Director since February 2017 Independent

Shirley E. Cunningham

Shirley E. Cunningham has had a career in information technology and business management spanning over 25 years. Ms. Cunningham retired in 2018 from her position as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc., a global energy, grains and foods company. Prior to joining CHS Inc. in 2013, Ms. Cunningham was the Chief Information Officer for Monsanto Company, a global agriculture company. Ms. Cunningham currently serves on the Board of Directors of Kemira Oyj, a Finnish-based global chemicals company providing innovative and sustainable solutions for improving water, energy and raw material efficiencies. She holds a Master in Business Administration degree from Washington University in St. Louis.

	Voting Results	In Favour	Public Board Memberships
	2021	84.6%	Kemira Oyj
	2020	98.9%

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 21

ITEM 1: ELECTION OF DIRECTORS

Age 68 Mont- Tremblant, Québec, Canada Director since December 2010 Independent

Russell Goodman

Russell Goodman is a corporate director of public, private and not-for-profit companies. In addition to Gildan, he currently serves on the Board of Directors of Metro Inc., a leader in grocery and pharmaceutical distribution in Canada, where he is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee and the Board of Directors of Northland Power Inc., a leading global independent power producer, where he is Lead Independent Director, Chair of the Audit Committee and a member of the Compensation Committee. Mr. Goodman is also Chairman of the Independent Review Committee of IG Wealth Management Funds, which comprise mutual funds, ETFs and other wealth management solutions managed by entities within the Power Corporation group of companies. Mr. Goodman spent his business career at PricewaterhouseCoopers LLP until his retirement in 2011. From 1998 to 2011, he was the Managing Partner of various business units across Canada and the Americas and held global leadership roles in the services and transportation industry sectors. Mr. Goodman is a Fellow Chartered Professional Accountant and a holder of the ICD.D designation from the Institute of Corporate Directors. He completed a Bachelor of Commerce degree from McGill University, is a recipient of the Governor General of Canada’s Sovereign’s Medal for Volunteers and is a member of the Canadian Ski Hall of Fame.

	Voting Results	In Favour	Public Board Memberships
	2021 2020	90.1% 97.7%	Metro Inc.
Northland Power Inc.

Age 62 Miami, Florida, United States Director since May 2018 Independent

Charles M. Herington

Charles M. Herington is the Chief Operating Officer, Vice-Chairman and President of Global Operations at Zumba Fitness LLC. Mr. Herington sits on the Board of Directors of Molson Coors Beverage Company (NYSE: TAP). Mr. Herington is also a member of the boards of the following privately held companies: Quirch Foods (where he acts as Chairman); HyCite Enterprises; Accupac; and Klox Technologies. From 2006 to 2012, Mr. Herington served as Executive Vice-President of Developing and Emerging Markets Group at Avon Products Inc. Prior to that, he was President and Chief Executive Officer of America Online (AOLA) Latin America and before that Division President at Pepsico Restaurants Latin America. Mr. Herington began his career in brand management at Procter & Gamble Co. Mr. Herington received his Chemical Engineering degree from Instituto Tecnológico y de Estudios Superiores de Monterrey.

	Voting Results	In Favour	Public Board Memberships
	2021 2020	90.3% 98.9%	Molson Coors Beverage Company

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 22

ITEM 1: ELECTION OF DIRECTORS

Age 62 Montréal, Québec, Canada Director since February 2020 Independent

Luc Jobin

Luc Jobin has had a career as a business leader in Canada spanning over 30 years. Mr. Jobin retired from Canadian National Railway Company, a leading North American transportation and logistics company, where he served as President and Chief Executive Officer from 2016 to 2018 and as Executive Vice-President and Chief Financial Officer from 2009 to 2016. Prior to that, from 2005 to 2009, Mr. Jobin was Executive Vice-President of Power Corporation of Canada, a Canadian multinational diversified management and holding company with interests in the financial services, asset management, sustainable and renewable energy and other business sectors. Previously, from 2003 to 2005, Mr. Jobin was Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of British American Tobacco p.l.c., a multinational cigarette and tobacco manufacturing company, as well as Executive Vice-President and Chief Financial Officer, from 1998 to 2003. Mr. Jobin has been recently appointed Chairman of British American Tobacco p.l.c., where he also chairs the Nominations Committee. From 2019 to 2021, he was a member of the Board of Directors of Hydro-Québec, a public utility company that manages the generation, transmission and distribution of electricity in Québec. Mr. Jobin is a Chartered Professional Accountant and he received a Graduate Diploma in Public Accounting from McGill University as well as a Bachelor of Science degree from Nova Southeastern University.

	Voting Results	In Favour	Public Board Memberships
	2021 2020	89.4% 99.5%	British American Tobacco p.l.c.

Age 61 Red Hook, New York, United States Director since May 2018 Independent

Craig A. Leavitt

Craig A. Leavitt has had a career as a business leader in the retail sector that spans over 30 years. Mr. Leavitt most recently served as Chief Executive Officer of Kate Spade & Company, a designer and marketer of fashion accessories and apparel, from 2014 to 2017, where he oversaw all aspects of the Kate Spade New York and Jack Spade businesses and was a member of Kate Spade’s Board of Directors. He first joined Kate Spade in 2008 as Co-President and Chief Operating Officer and was named Chief Executive Officer in 2010. Mr. Leavitt led the successful $2.4 billion divestiture of Kate Spade & Company to Coach, Inc. in 2017 and integrated his team into the new company. Previously, Mr. Leavitt was President of Global Retail at Link Theory Holdings, a company that manufactures and sells contemporary clothing and accessories for men and women. At Link Theory Holdings, Mr. Leavitt was responsible for merchandising, operations, planning, allocation and real estate for the Theory and Helmut Lang retail businesses. He also spent several years at Diesel, an Italian retail clothing company, where he was most recently Executive Vice-President of Sales and Retail, and he spent 16 years at Polo Ralph Lauren, known for its clothing, marketing and distribution of products in apparel, home accessories and fragrances, where he held positions of increasing responsibility, including Executive Vice-President of Retail Concepts. Mr. Leavitt serves on the Boards of Directors of Build-A-Bear Workshop Inc., a global, interactive retail destination for creating customizable stuffed animals, where he is Non-Executive Chair, and Crate & Barrel, an industry-leading home furnishings specialty retailer. Mr. Leavitt holds a Bachelor of Arts degree from Franklin & Marshall College.

	Voting Results	In Favour	Public Board Memberships
	2021	90.6%	Build-A-Bear Workshop Inc.
	2020	99.3%

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 23

ITEM 1: ELECTION OF DIRECTORS

Age 60 Trois-Rivières, Québec, Canada Director since February 2015 Independent

Anne Martin-Vachon

Anne Martin-Vachon is the Chief Retail Officer for Rogers Communications Inc., a leading technology and media company providing wireless, residential and media services to Canadians and Canadian businesses. Prior to her appointment in September 2019, Ms. Martin-Vachon served as President of Today’s Shopping Choice, a division of Rogers Media for over three years. Before joining Rogers, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including Chief Merchandising, Planning and Programming Officer at HSN, Inc., a leading interactive multi-channel entertainment and lifestyle retailer; Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 US states; Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company; and Chief Marketing Officer at Bath & Body Works, LLC, which operates retail stores for personal care products. Ms. Martin-Vachon began her career at The Procter & Gamble Company, a multinational consumer goods company, where she spent more than 20 years in a variety of leadership positions across the company’s portfolio of beauty, personal care and household brands. Ms. Martin-Vachon holds a Master of Business Administration degree from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières.

	Voting Results	In Favour	Public Board Memberships
	2021	90.4%	None
	2020	99.2%

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 24

ITEM 1: ELECTION OF DIRECTORS

Director Meeting Attendance

In fiscal 2021, each director23 attended 100% of the total meetings of the Board and the committees on which he or she served24, as summarized in the following table:

Director	Board of Directors	Board Committees			Overall Attendance
		Audit & Finance	Corporate Governance & Social Responsibility	Compensation & Human Resources
					(%)

Glenn J. Chamandy[25]	10/10	—	—	—	100%

William D. Anderson[26]	1/1	—	1/1	1/1	100%

Donald C. Berg[27]	10/10	—	—	—	100%

Maryse Bertrand	10/10	4/4	4/4	—	100%

Marc Caira	10/10	4/4	4/4	—	100%

Shirley E. Cunningham	10/10	4/4	—	8/8	100%

Russell Goodman	10/10	4/4	—	8/8	100%

Charles M. Herington	10/10	—	4/4	8/8	100%

Luc Jobin	10/10	4/4	—	8/8	100%

Craig A. Leavitt	10/10	4/4	—	8/8	100%

Anne Martin-Vachon	10/10	—	4/4	8/8	100%

Outside Director Compensation

Our Outside Director28 compensation program is designed to attract and retain highly qualified individuals to serve on the Board and its committees, align the interests of the directors with the long-term interests of our shareholders, and provide appropriate compensation for the risks and responsibilities related to being an effective director.

	2021 Annual Compensation ($)

Type of Compensation	Chair		Member

Board of Directors	355,000	[29]	210,000	[30]

Audit and Finance Committee	30,000		6,000

Compensation and Human Resources Committee	30,000		6,000

Corporate Governance and Social Responsibility Committee	20,000		6,000

[23]	Mr. Dhaval Buch was appointed to the Board in February 2022 and is standing for election for the first time at this Meeting.
[24]	The Board has an open committee format with directors encouraged to attend all committee meetings, regardless of membership, on a non-voting basis.
[25]	As CEO of the Company, Glenn J. Chamandy is not a member of any Board committee, although he attends committee meetings as a non-voting participant at the invitation of the committee chairs.
[26]	Mr. William D. Anderson retired from the Board effective February 25, 2021.
[27]	As Chair of the Board, Donald C. Berg is not a member of any Board committee, although he attends all committee meetings on a non-voting basis.
[28]	In this Circular, an Outside Director is a director of the Board who is not an employee or officer of the Company (“Outside Director”).
[29]

For the Chair, the annual compensation includes the Board retainer fees. Irrespective of whether the Board Chair has met the minimum share ownership requirements, $180,000 of the Board Chair retainer is paid in DSUs. See the section entitled “Director Share Ownership Policy”.

[30]

For the other members of the Board, $120,000 of the Board retainer is paid in DSUs, irrespective of whether the director’s minimum share ownership requirements have been met. See the section entitled “Director Share Ownership Policy”.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR 25

ITEM 1: ELECTION OF DIRECTORS

Director compensation is paid in US dollars. The table below summarizes the total compensation paid to our Outside Directors as of the fiscal year ended January 2, 2022.

Director	Retainer Fees Earned[31]	Share-Based Awards[32]	Total
	($)	($)	($)

William D. Anderson[33]	14,571	17,143	31,714

Donald C. Berg	-	355,000	355,000

Maryse Bertrand	92,800	143,200	236,000

Marc Caira	-	222,000	222,000

Shirley E. Cunningham	-	246,000	246,000

Russell Goodman	-	225,429	225,429

Charles M. Herington	-	222,000	222,000

Luc Jobin	-	242,571	242,571

Craig A. Leavitt	-	222,000	222,000

Anne Martin-Vachon	-	222,000	222,000

The following table shows the total holdings of Gildan securities held by each Outside Director34 and whether they met the Company’s minimum shareholding requirement as at the end of fiscal 2021:

Director	Common Shares[35]	DSUs[36]	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs[37]	Meets Minimum Shareholding Requirement[38]
				($)

Donald C. Berg	3,000	61,950	64,950	2,753,230	Yes

Maryse Bertrand	2,500	15,952	18,452	782,180	Yes

Marc Caira[39]	1,560	27,621	29,181	1,236,983	Yes

Shirley E. Cunningham	Nil	35,354	35,354	1,498,656	Yes

Russell Goodman[40]	14,500	51,097	65,597	2,780,657	Yes

Charles M. Herington[41]	5,200	27,621	32,821	1,391,282	Yes

Luc Jobin	Nil	15,057	15,057	638,266	Yes

Craig A. Leavitt	Nil	19,066	19,066	808,208	Yes

Anne Martin-Vachon	2,000	42,820	44,820	1,899,920	Yes

[31]	These amounts represent the portion of annual compensation paid in cash to the Outside Directors.
[32]

These amounts represent the cash value of the portion of the annual compensation paid in DSUs to the Outside Directors. A portion of the retainer fees is paid in DSUs to all Outside Directors. Certain Outside Directors have elected under the DSUP to receive some or all of the remaining balance of their annual compensation in DSUs.

[33]	Mr. William D. Anderson retired from the Board effective February 25, 2021.
[34]

This table does not include Mr. Dhaval Buch, who was appointed to the Board in February 2022 and is standing for election for the first time at the Meeting. Mr. Buch has a period of five years to meet the minimum shareholder requirement.

[35]	“Common Shares” refers to the number of Common Shares beneficially owned by the director as at the end of fiscal 2021 (January 2, 2022).
[36]	“DSUs” refers to the number of deferred share units held by the director as at the end of fiscal 2021 (January 2, 2022).
[37]

“Total Market Value of Common Shares and DSUs” is determined by multiplying the total Common Shares and DSUs held at fiscal year-end by $42.39, the closing price of the Common Shares on the New York Stock Exchange (“NYSE”) on December 31, 2021, the last trading day prior to fiscal year-end.

[38]	See section on Director Share Ownership Policy.
[39]	1,560 Common Shares are owned indirectly by Mr. Caira’s grandchild.
[40]	12,000 Common Shares are owned directly by Mr. Goodman and 2,500 Common Shares are owned indirectly by his spouse.
[41]	5,200 Common Shares are owned indirectly by The Charles Manuel Herington Living Trust.

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ITEM 1: ELECTION OF DIRECTORS

The following table shows all share-based awards outstanding for each Outside Director42 as at the end of fiscal 2021:

Director	Share-Based Awards that Have Not Vested
	Number of Shares or Units[43]	Market or Payout Value[44]
		($)

Donald C. Berg	61,950	2,626,061

Maryse Bertrand	15,952	676,205

Marc Caira	27,621	1,170,854

Shirley E. Cunningham	35,354	1,498,656

Russell Goodman	51,097	2,166,002

Charles M. Herington	27,621	1,170,854

Luc Jobin	15,057	638,266

Craig A. Leavitt	19,066	808,208

Anne Martin-Vachon	42,820	1,815,140

Director Compensation Practices

External Benchmarking

The Governance Committee regularly reviews the compensation of Outside Directors. In connection with these regular reviews, every second year, the Governance Committee retains an external consultant to benchmark the Company’s Outside Director compensation against market compensation data gathered from the same Proxy Reference Group (as defined in the section entitled “Our Proxy Reference Group”) used to benchmark executive compensation. Based on the results of the benchmarking review, the Governance Committee then recommends to the Board any adjustments to the Outside Directors’ compensation that may be necessary or appropriate to achieve the objectives of the Company’s Director compensation program.

Following the last review in 2020, a new compensation approach for Outside Directors was adopted and phased in over two years (fiscal 2021 and 2022) that included moving to a flat-fee structure, increasing the retainers for the Board Chair and the committee chairs, increasing the portion of the retainers paid in Deferred Share Units (“DSUs”) and providing committee member retainers of $6,000 to replace meeting attendance fees.45

Discontinuation of Grants of Stock Options to Outside Directors

The Board discontinued all grants of stock options to Outside Directors in December 2001, and in May 2006 the Board amended the Company’s LTI Plan to exclude Outside Directors as eligible participants.

[42]

This table does not include Mr. Dhaval Buch, who was appointed to the Board in February 2022 and is standing for election for the first time at the Meeting. Mr. Buch has a period of five years to meet the minimum shareholder requirement.

[43]

The “Number of Shares or Units of Shares That Have Not Vested” represent all awards of DSUs outstanding at fiscal year-end, including the additional DSUs credited to the Outside Directors on the payment date of the Company’s cash dividend on the Common Shares paid in 2021 (June 21, September 20 and December 20), as provided in the DSUP (see the section entitled “Required Payment in DSUs & DSU Plan for Outside Directors”).

[44]

“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined by multiplying the number of DSUs held at fiscal year-end by $42.39, the closing price of the Common Shares on the NYSE on December 31, 2021, the last trading day prior to fiscal year-end.

[45]

See table under Outside Director Compensation. Following two years with no increase to director compensation, in October 2020, a review of director compensation was undertaken, supported by Willis Towers Watson. The review had found that the director compensation policy was below the market median based on the Proxy Reference Group (as defined later in this Circular). Outside Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending meetings.

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ITEM 1: ELECTION OF DIRECTORS

Required Payment in DSUs & DSU Plan for Outside Directors

The Board determines the portion of the annual retainer fees required to be paid in DSUs.46 Outside Directors may then elect to receive in the form of DSUs any or all of the remaining balance of the cash fees payable to them as director compensation.

Pursuant to the Director Share Ownership Policy, each non-executive director (independent director) is expected, within a period of five years, to meet certain share ownership requirements.47 To assist directors in meeting the requirements of this Policy, the Company has adopted a Deferred Share Unit Plan (the “DSUP”) which became effective as of the first quarter of fiscal 2005.

Under the DSUP, Outside Directors are granted, as of the last day of each fiscal quarter of the Company, a number of DSUs determined on the basis of the amount of deferred remuneration payable to such director in respect of such quarter divided by the value of a DSU.48

Furthermore, the DSUP provides that Outside Directors will be credited with additional DSUs whenever cash dividends are paid on the Common Shares. The number of additional DSUs credited to an Outside Director in connection with the payment of dividends is determined on the basis of the amount of cash dividends that would have been paid to the Outside Director had his or her DSUs been Common Shares at the payment date divided by the DSU Value determined as at such date. Typically, additional DSUs are awarded each year in April, June, September and December, in line with the Board’s quarterly cash dividend policy.

In May 2021, the Board approved the reinstatement of the Company’s quarterly dividend of $0.154 per share, in line with Gildan’s previous cash dividend rate prior to suspending these payments after the first quarter of 2020. Accordingly, Outside Directors received three grants of additional DSUs in lieu of the payment of cash dividends during fiscal 2021.

[46]	This determination is irrespective of whether the Outside Director has achieved the minimum shareholding requirement under the Director Share Ownership Policy.
[47]

Director Share Ownership requirements require non-executive directors within a period of five years to own and maintain Common Shares or DSUs in an amount that is equivalent in value to six times the cash portion of the annual Board retainer.

[48]

The value of a DSU is based on the average of the closing prices of the Common Shares on the NYSE for the five trading days immediately preceding the date of the calculation (the “DSU Value”), which for this purpose is the last day of each fiscal quarter of the Company. DSUs granted under the DSUP will be redeemable, and the value thereof payable, only after the director ceases to act as a director of the Company.

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ITEM 1: ELECTION OF DIRECTORS

Our Corporate Governance Practices

Board and Committee Structure

The Board is responsible for the supervision of the management of the Company’s business and affairs, with a view to its long-term interests.

In addition to all matters which fall under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws, the prior approval of the Board49 is required for all matters of policy and all proposed actions which are not in the ordinary course of operations, such as all material transactions.

The Board is led by a non-executive, independent Chair, which contributes to the Board’s ability to function independently of management and provide effective oversight. Mr. Donald C. Berg has been a director of the Company since February 2015 and became the Chair of the Board in May 2019.

The Board conducts its business through a committee structure and has established three standing committees, with many of the Board’s responsibilities having been delegated to these standing committees. The delegated responsibilities are set forth in each committee’s mandate.

Audit and Finance Committee[50] Pages 32 - 33
Corporate Governance and Social Responsibility Committee[51] Pages 34 - 35
Compensation and Human Resources Committee[52] Pages 36 - 37

✓	The Board and each committee are chaired by an independent director and all committee members are independent directors.

✓	The Board and each committee have a written mandate.

✓	The Board and each committee meet quarterly at regularly scheduled meetings.

✓	The Board and each committee have the knowledge, experience and background required to fulfill their respective mandates.

[49]	Where approval authority has been delegated, a committee of the Board may approve the matter.
[50]	The Audit and Finance Committee is referred in the text as the Audit Committee.
[51]	The Corporate Governance and Social Responsibility Committee is referred in the text as the Governance Committee.
[52]	The Compensation and Human Resources Committee is referred in the text as the HR Committee.

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ITEM 1: ELECTION OF DIRECTORS

The Board Mandate, attached at Appendix A, provides the framework for key governance items and outlines the main responsibilities of the Board. Similarly, committee mandates set out the responsibilities, qualifications for membership, structure and operations of each committee and are reviewed on an annual basis.53

The Board has also adopted formal position descriptions for the Chair of the Board and the committee chairs, as well as for the CEO. Moreover, the Board approves the corporate goals and objectives that the CEO is responsible for meeting.

Summary of Formal Position Descriptions for Key Roles

Board Chair	-	Manage the Board and ensure that the Board carries out its mandate effectively.

	-	Ensure the boundaries between Board and management responsibilities are respected.

	-	Act as a liaison between the Board and management.

	-	Work with the CEO.

	-	Provide leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group.

	-	Communicate with the Board on important issues in between meetings.
Committee Chairs	-	Manage the respective committee and ensure that it carries out its mandate effectively.

	-	Provide leadership to enhance the committee’s effectiveness

	-	Ensure the committee discharges its duties and responsibilities.

	-	Report regularly to the Board on the business of their committee.

	-	Make recommendations as necessary or appropriate.
President and Chief Executive Officer	In conjunction with the management team, the CEO is responsible for:
	-	The management of the Company’s strategic and operational agenda and for the execution of the decisions of the Board.

	-	Advising the Board on a regular basis of the results being achieved, and to present alternative plans and strategies for approval, in keeping with evolving business conditions.

[53]	The committee mandates are available on the Company’s website at https://gildancorp.com/en/company/governance/.

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ITEM 1: ELECTION OF DIRECTORS

Board of Directors Fiscal 2021 Responsibilities and Highlights

During fiscal 2021, the Board, in accordance with its mandate and working plan, accomplished among other things the following:

CEO Objectives and Compensation	-	In collaboration with the HR Committee, reviewed the performance goals and objectives of the CEO for fiscal 2021, and evaluated the CEO’s performance in light of these goals and objectives.

Strategic Planning & Operational Oversight	-	Received quarterly updates from the CEO on the implementation of the Company’s long-term strategic plan.
	-	Oversaw the strategic acquisition of Frontier Yarns in the United States and the development of the Kohinoor Project in Bangladesh.

	-	Received updates on capacity expansion plans and other strategic business initiatives and key risk items.

	-	Reviewed and approved the Company’s fiscal 2021 capital and operating budgets.

	-	Reviewed and approved the capital allocation strategy, including dividends and share buy-backs as well as capital investments in capacity.

	-	Monitored the Company’s financial position and outlook.

Succession Planning	-	Together with the HR Committee, oversaw the continued development of the succession plans for the senior executive officers.

Board Skills and Composition	-

Together with management and the Governance Committee, reviewed the composition, skills, and diversity of the Board to identify gaps and target specific expertise, recruited one new director and increased the Board size to 11 directors to enhance composition, and increase the breadth and depth of expertise.

ESG Strategy	-

Together with management and the Chair of the Governance Committee, continued to evolve (i) the ESG strategy, including the establishment of the ESG Next Generation Strategy and targets; and (ii) management’s plans to communicate the Company’s sustainability and social responsibility platform.

Board Effectiveness	-

Retained an external advisor to review the effectiveness of the Board and its Committees, assessed Gildan’s practices against those of its peer group and industry-leading companies and made recommendations to the Board.

Management Oversight	-	Met regularly and worked closely with management to oversee the recovery from the ongoing challenges and risks posed by Covid-19.

	-	Reviewed the information technology strategy, including the Company’s approach to cyber security risk.

	-	Oversaw corporate disclosures and key corporate communications.

	-	Ensured a culture of integrity.

Board Committees	-	Received quarterly reports from each of the three Committees on matters discussed at their meetings and recommendations for Board approval.

	-	Reviewed the mandates and working plans of each of the Audit Committee, HR Committee and Governance Committee.

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ITEM 1: ELECTION OF DIRECTORS

The Board Committees

  Audit and Finance Committee

Members

Role

Oversight and monitoring of the Company’s financial statements and reporting, risk management, internal controls, internal and external auditors, and capital allocation plans. The Audit Committee also oversees the management of financial risk stemming from fluctuations in foreign currency, interest rates and equity, and commodity prices.

Audit Committee Governance

-	The internal and external auditors maintain a direct line of communication with the Audit Committee, with each meeting separately with the Audit Committee, without management, at least once a quarter.

-	The Audit Committee also meets separately with management at least once a quarter, and more frequently as required.

-	All members of the Audit Committee are “independent” and “financially literate” within the meaning of those terms pursuant to the CSA Audit Committee Rules and the NYSE Standards.

-

The mandate of the Audit Committee and information with respect to the composition, education and experience of the members of the Committee, as well as fees paid to external auditors have been disclosed in Gildan’s Annual Information Form.[54]

[54]

See section entitled “Audit Committee Disclosure” of the Annual Information Form of the Company dated February 24, 2022 available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Company.

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ITEM 1: ELECTION OF DIRECTORS

Audit Committee Fiscal 2021 Responsibilities and Highlights

During fiscal 2021, the Audit Committee, in accordance with its mandate and working plan, accomplished among other things the following:

Oversight of Financial Reporting	-

Reviewed the Company’s annual and quarterly consolidated financial statements with management and the external auditors, including the Company’s MD&A disclosure and earnings press releases, prior to their release.

	-	Reviewed financial information contained in other documents filed with securities regulatory authorities or used for the Annual Report or investor presentations.

	-	Received regular updates on new developments relating to International Financial Reporting Standards and other regulatory developments impacting financial reporting and external audit.

	-	Reviewed the external auditors’ quarterly review engagement report and the results of the fiscal 2021 external audit.

Financial Planning	-	Oversaw management efforts related to Company’s forecasting capabilities including identification of leading supply and demand indicators.

Financial Risk Management and Disclosure Controls	-

Monitored the integrity and quality of the Company’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditor, including receiving management’s reports and the reports of the auditors thereon.

	-	Oversaw the implementation of policies, procedures and strategies to manage the Company’s financial risks.

Oversight of Internal Audit and Internal Controls	-	Reviewed management’s action plans in response to prior internal audit recommendations and monitored the internal audit function’s performance, responsibilities, staffing and budget.
	-	Oversaw the execution of the fiscal 2021 internal audit plan and the development of the internal audit plan for fiscal 2022.

Oversight of External Auditors	-

Evaluated and monitored the qualifications, performance and independence of the Company’s external auditors, including representations by the external auditors describing their internal quality-control procedures.

-

Reviewed and approved the fees paid by the Company to the external auditors for all audit and non-audit services in accordance with its policies defining audit and permitted non-audit services provided by the external auditors.

	-	Discussed with the external auditors the quality, appropriateness and disclosure of the Company’s accounting policies.

	-	Reviewed the 2021 audit plan prepared by the external auditors, including changes and updates from the 2020 plan.

	-	Received quarterly reports from the external auditors on the application of specified audit procedures on the Company’s use of non-GAAP financial measures.

Risk Management & Cybersecurity	-

Reviewed the Company’s policies regarding hedging activity and derivatives contracts to address risks associated with foreign exchange fluctuations, commodity prices and interest rates, and received quarterly updates from management’s Financial Risk Management Committee in this regard.

	-	Continued to oversee the plans, processes, controls, risk assessments, tests and risk mitigation actions relating to cyber security, crisis management, business continuity and privacy exposures.

	-	Oversaw the plans, processes and controls relating to the post Covid-19 transitions to the work-from-home and office environments.

	-	Reviewed the Company’s risk mitigation strategies, including insurance coverage, as well as the Enterprise Risk Management program.

Fraud and Ethics	-	Received quarterly reports on complaints made through the Company’s whistleblowing hotline.

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ITEM 1: ELECTION OF DIRECTORS

 Corporate Governance and Social Responsibility Committee

Members

Role

Monitoring the Company’s Corporate Governance and Practices, including the composition and performance of the Board and its committees. The Governance Committee also monitors compliance with the Company’s policies and practices relating to business ethics, bribery and corruption and environmental and social responsibility matters, including climate change, labour, human rights, health and safety and sustainability issues.

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ITEM 1: ELECTION OF DIRECTORS

Governance Committee Fiscal 2021 Responsibilities and Highlights

During fiscal 2021, the Governance Committee, in accordance with its mandate and working plan, accomplished among other things the following:

Composition and Performance of the Board & Committees	-	Reviewed the composition, skills, and diversity to identify gaps and target specific expertise.
	-	Recommended the increase of the Board size to 11 directors to enhance composition and to increase the breadth and depth of expertise.
-

Retained an external advisor to review the effectiveness of the Board and its Committees, assess Gildan’s practices against those of its peer group and industry-leading companies, and made recommendations to the Board.

Director Recruitment and Onboarding	-	Recruited a new director with expertise in international supply chain and sustainable sourcing.
	-	Established a mentorship program for new directors.

Director Education	-

Continued to enhance the director education program by identifying education opportunities at or in between scheduled Board and committee meetings that provide in-depth reviews of strategic/operational risks and activities.

Board Diversity Policy	-	Revised the Board Diversity Policy and monitored the implementation of the Policy to ensure that the Board achieves its diversity objectives.

Corporate Governance Matters	-	Reviewed and recommended improvements to the Company’s governance principles and policies and monitored the disclosure of such principles.

Shareholder Engagement	-	Oversaw the Shareholder Engagement Policy and implemented a proactive shareholder engagement plan for key institutional shareholders.

	-	In relation to last year’s Say-on-Pay, planned engagement meetings with the largest shareholders including meetings with several of these shareholders twice.

Regulatory and Compliance	-	Monitored regulatory developments in corporate governance as well as best practices.
-

Received reports on compliance matters during fiscal 2021, including compliance with applicable laws, the Code of Ethics and other key Company policies as well as the global compliance awareness training program.

Environmental and Social Responsibility Matters and Disclosures	-	Monitored the implementation of Gildan’s approach to ESG disclosure and practices, including the 2020 ESG Report.[55]
	-	Received regular reports on the Company’s corporate social responsibility program and initiatives.
	-	Oversaw the development of the ESG Next Generation Strategy and the development of long-term targets across the five focus areas.

	-	Oversaw the creation of an ESG Communication Plan.

Ethics and Compliance	-

Received quarterly reports on the Company’s ethics and compliance activities and programs, including any compliance risks or issues that were identified by management or through the Company’s whistleblowing procedures.

[55]	The 2020 ESG Report was published in 2021. See https://www.genuineresponsibility.com/en/resources/sustainability-reports/.

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ITEM 1: ELECTION OF DIRECTORS

 Compensation and Human Resources Committee

Members

Role

Oversight of the Company’s Human Resources policies and practices including the appointment, compensation and performance of executive officers, talent retention and succession planning, as well as oversight of the management of risks related to compensation and employee health and safety matters at the Company’s operations worldwide.56

[56]	See also, subsection entitled “Compensation and Human Resources Committee” under “Our Compensation Practices”.

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ITEM 1: ELECTION OF DIRECTORS

HR Committee Fiscal 2021 Responsibilities and Highlights

During fiscal 2021, the HR Committee, in accordance with its mandate and working plan, accomplished among other things the following:

Compensation Program	-	Sought input from shareholders on the executive compensation program in relation to the Say-on-Pay vote of May 2021.

	-	Reviewed the competitiveness and design of senior executive compensation plans and their effectiveness in incentivizing short and long-term strategic plan results.

-

Reviewed key performance indicators and payout ranges in the yearly Short-Term Incentive Plan (“STIP”) and LTIP to ensure alignment with plan objectives and the long-term strategic plan of the Company.

	-	Refined the Proxy Reference Group and assessed risks associated with the compensation plans.

-

Continued to monitor and respond, as necessary, to regulatory and governance developments impacting executive compensation, including those published by proxy advisory firms and large institutional shareholders.

	-	Reviewed and approved the fiscal 2021 incentive compensation for senior management.

	-	Evaluated and monitored the independence, objectivity and performance of the compensation consultant.

Human Resources Matters	-	Received regular updates from management on the human resources actions taken across the organization to address the continued impact of the COVID-19 pandemic.

	-	Received regular reports on health and safety matters, including with respect to biosafety measures adopted to protect employees in the workplace during the COVID-19 pandemic.

-

Reviewed and assessed progress on key Human Resources strategic plan initiatives, including the Company’s diversity, equity and inclusion initiatives as well as Gildan’s diversity and inclusion action plan.

	-	Received regular reports on employee turnover.

Organizational and Succession Planning	-	Reviewed succession plans for the senior executives and assessed the development plans for key potential successors.
-

Monitored organization planning and development to ensure that it supports the long-term strategic plan, with particular attention to the organizational strength and capacity in sales, marketing, distribution across all channels (wholesale, retail) and geographies (especially those markets where the strategic plan identified growth opportunities), as well as supply chain and manufacturing, to ensure that the Company has the capacity to respond effectively to rapidly evolving market conditions.

CEO Performance Assessment and Compensation	-

In collaboration with the Board, the HR Committee reviewed the performance goals and objectives of the CEO for fiscal 2021, evaluated the CEO’s performance in light of those goals and objectives and recommended for approval to the independent members of the Board the CEO’s compensation.

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ITEM 1: ELECTION OF DIRECTORS

Policies Ensuring the Independence of Directors

As noted above, ten of the eleven directors are independent. The following policies and practices are designed to ensure the independence of our Directors.

Limits on Interlocking Directorships

To maintain director independence and to avoid potential conflicts of interest, the Board has adopted a policy to limit interlocking directorships. This policy prevents directors from serving together on more than two other public company boards unless otherwise determined by the Board. At present, Mr. Russell Goodman and Ms. Maryse Bertrand both serve on the Board of Directors of Metro Inc. The Board has determined that this relationship does not impair the exercise of independent judgment by these Board members.

Disclosure of Conflicts of Interest and Related Party Transactions

If a director has a material interest in a transaction involving Gildan, or otherwise identifies the existence of a potential conflict of interest, the director is required to declare the conflict, or potential conflict, at the beginning of the Board or committee meeting, and is required to recuse themselves from any part of the meeting during which the matter is discussed, and any vote on the matter.

In addition, the Governance Committee is responsible for reviewing any related party transactions involving a director to ensure that the terms of the transaction reflect arm’s length terms, that any value paid in the transaction represents fair market value, and that the transaction is in the best interests of the Company. Following its review, the Governance Committee will make a recommendation to the Board with respect to the related party transaction.

Limits on Other Directorships

Directors are encouraged to limit additional directorships. The Governance Committee will consider the following guidelines, among other factors, in determining whether an existing director or director candidate is able to devote the requisite time and attention to the Company’s affairs:

-	Directors should not hold more than four public company directorships, including Gildan;

-	Directors who are chief executive officers or other executive officers of public companies should not hold more than two public company directorships, including Gildan;

-	Gildan’s CEO may not hold more than two public company directorships, including Gildan; and

-	Directors may not sit on more than three public company audit committees, including Gildan, without the consent of the Governance Committee and the Board.

In addition, when a director’s principal occupation or business association changes substantially from the position he or she held upon joining the Board, the Governance Committee will review the impact of the change in the composition of the Board and will make a recommendation to the Board on action to be taken, if any, including requesting the director’s resignation.

Directors are required to advise the Chair of the Board and the Chair of the Governance Committee before accepting an invitation to serve on another board (public, private or not-for-profit). This is to enable an assessment of whether the director will continue to have adequate time for appropriate oversight of the Company.

For members of the Audit Committee, there are additional requirements which aim to prohibit members of the Audit Committee from serving simultaneously on the Board and the Audit Committees of more than three other public companies. Where the Board determines that this would impair the member’s service, the Board will require that the situation be resolved and where the Board determines that simultaneous service does not impair the director’s ability to serve as a member of the committee, it will make the required disclosure.

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ITEM 1: ELECTION OF DIRECTORS

Independent Directors and In-Camera Sessions

The independent Board members meet at each quarterly and most special board meetings without the presence of management and under the leadership of the Board Chair. In addition, each Board Committee holds separate sessions without management present under the leadership of its committee chair at each quarterly and most special committee meetings, as provided in their respective mandates. In fiscal 2021, there were 22 in-camera meetings: The Board held ten in-camera sessions in fiscal 2021, and each Board Committee held four in-camera sessions during fiscal 2021.

Director Term Limits

The Board recognizes the importance of renewal to maximize its effectiveness over the long-term. Accordingly, the Board has adopted a policy whereby a director will not, unless otherwise determined by the Board in its discretion, be nominated for re-election at the annual meeting of shareholders after reaching the earlier of the age of 72 or 15 years of service on the Board. Any decision to extend a director’s tenure will be reviewed by the Board on an annual basis.

The Board also recognizes that Board and committee chair renewal is important to ensure the overall effectiveness of the Board and its committees. Accordingly, the Policy also provides that the Chair of the Board may serve for a term of five years, renewable for up to an additional five years at the discretion of the Board, and committee chairs may serve for a term of five years, renewable for up to an additional two years at the discretion of the Board.

Policies Ensuring Shareholder Alignment

Director Share Ownership Policy

The Board has a formal director share ownership policy pursuant to which each director is expected to establish, over a period of five years, ownership of an amount of Common Shares and/or DSU equivalent in value to six times the cash portion of the annual board retainer and maintain such minimum ownership position for the duration of their tenure as a director. Directors are prohibited from purchasing financial instruments designed to hedge, monetize, or offset a decrease in the market value of the Company’s equity securities.

Election of Directors by Majority Vote

The Board has adopted a majority voting policy.57 It provides that any nominee for election as a director, in an uncontested election of directors who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Board promptly following the shareholders’ meeting at which the director is nominated for election.

The Governance Committee will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. Absent exceptional circumstances, the Board will accept the resignation and it will be effective on the date of such acceptance. The Board will make its final decision and announce it in a press release within 90 days following the shareholders’ meeting. Where the resignation is not accepted, reasons will be provided. While the resignation is being considered, the director will not participate in any meeting of the Board or the Governance Committee at which the resignation is considered.

Shareholder Engagement

The Board recognizes the importance of engaging in constructive communications with the Company’s shareholders and aims to have direct and regular engagement with shareholders.

To facilitate this engagement, the Board has adopted a Shareholder Engagement Policy, which outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board, and which topics are appropriate for the Board to address.58 Towards this end, the Board Chair and committee chairs will reach out on an annual basis to a selection of shareholders. Also, as outlined in the Policy, the Board encourages shareholders to attend the Company’s annual shareholder meetings, as they provide valuable opportunities to discuss the Company, its corporate governance and other important matters, and the Board supports a transparent process for shareholders to initiate communications and provide feedback to the Board at other times during the year.

[57]

This policy only applies in uncontested elections where the number of director nominees is the same as the number of directors to be elected and no proxy materials have been circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

[58]	A copy of the Shareholder Engagement Policy is available on the Company’s website at www.gildancorp.com.

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ITEM 1: ELECTION OF DIRECTORS

Policies Aimed at Board Effectiveness

Board Attendance

Directors are required to attend a minimum of 75% of Board and committee meetings held in a fiscal year.59 Board and committee meeting dates are set at least two years in advance to optimize director attendance.

Director Orientation

The Governance Committee is responsible for the director orientation and mentorship programs. To ensure new directors can contribute meaningfully and be effective in their roles, they must be knowledgeable about the Company and its business. New directors are provided with an extensive information package on the Company’s business, its strategic and operational business plans, its operating performance, its governance system, its compliance program and its financial position. To complement this information package, new directors also attend one-on-one orientation meetings with the CEO as well as the other members of Gildan’s senior executive team to develop a greater understanding of the Company’s business and processes. New directors also attend one-on-one meetings with the Board and committee chairs to discuss Board and committee priorities and expectations for individual directors.

In 2021, the Board also established a mentorship program for new directors. Under this program, a new director is assigned to a current director who serves as a mentor to offer ongoing guidance regarding the work of the Board and its committees and other matters.

Performance Assessment

The Governance Committee is responsible for implementing a process to assess the performance and effectiveness of the Board as a whole, the committees, committee chairs and individual directors. Each year, the Board engages in a performance assessment. The Governance Committee reviews the results of the evaluation process, and the Chair of the Board engages with each individual director to ensure Board effectiveness, and to identify opportunities for improvement.

In 2021, an independent advisory firm was retained to review, among other things, the Board’s processes and structure, composition, and oversight of succession planning and ESG matters and to benchmark Gildan’s practices against its industry peers and best-in-class companies. The analysis followed numerous interviews and the completion of questionnaires, and was presented to the Board in February 2022. It concluded that the Board has advanced governance practices. Over the course of 2022, the Board will consider and, as appropriate, implement the recommendations made with a view to continuously improve the performance and effectiveness of the Board and its committees.

Continuing Education

To assist directors in the advancement of their knowledge of Gildan’s business, senior management makes regular presentations to the Board on the Company’s business, financial matters, operations and overall industry. Directors also attend an annual strategic planning meeting, where they have the opportunity to review and discuss with senior management the Company’s long-term strategic plan.

To gain a better understanding of Gildan’s operations first-hand, directors visit the Company’s various offices, facilities and operations. During these visits, directors tour the facilities and participate in presentations to the Board members on a range of topics that are relevant to the local operations. Directors also participate in industry trade shows, which provide insight on the overall industry as well as on Gildan’s key customers and competitors.

[59]	The Governance Committee may grant an exception to this requirement when there are extenuating circumstances that prevent a director from meeting this attendance requirement.

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At the committee level, the chair of each committee ensures that continuing education topics are added to committee agendas from time to time throughout the year to cover areas critical to director knowledge, particularly in evolving subject areas. Directors are also invited to provide topics they wish to be covered in the director education program, and management schedules presentations to cover such areas. This includes presentations by external consultants, when appropriate.

Some of the continuing education presentations provided to the Board and its committees since the beginning of 2021 are set out below:

External Speaker	Investor Perspectives on Gildan

External Speaker	Emerging Imprintables Channels

External Speaker	Screen-printer Perspectives on Gildan

Management Presentation	Forecasting and Demand for the Company’s Sales Channels

Finally, Board members have full access to the Company’s senior management and employees. The Board encourages management to address the Board in those instances where a manager’s expertise and assistance can enhance the Board’s understanding of a particular issue. Moreover, every two years, the Chair engages in an outreach program, and, in January 2021, met with senior management at the Vice-President level and above, to enhance the flow of information between management and the Board, as well as monitor the corporate culture. The Chair of the Board reports the results of these meetings to the whole Board.

Board Diversity Policy

The Board recognizes the benefits of diversity in its broadest sense and considers diversity at the board level to be an essential element of board effectiveness. Towards this end, it has adopted a Board Diversity Policy.60 A diverse board is one that possesses a balance of skills, experience and expertise and a diversity of perspectives that are relevant to the Company’s business and its strategic objectives.

When selecting and presenting candidates to the Board for appointment, the Board expects the Governance Committee to consider not only the skills, experience and expertise of a candidate, but also the benefits of diversity and the needs of the Board. For purposes of the Board Diversity Policy, diversity includes gender, sexual orientation, visible minority identity, age, religious affiliations, ethnicity, ancestry, social status, and other personal characteristics. Moreover, candidates who are diverse will be included in all director searches. As the Board considers the optimum mix of skills and backgrounds to serve the interests of the Company’s stakeholders, it will also consider the strategic direction of the Company as well as broader societal and industry trends and issues.

The Board Diversity Policy requires the Governance Committee to review and monitor the implementation of the Policy on an annual basis to ensure its effectiveness and to report the results of its review to the Board. The Governance Committee will from time to time consider adopting measurable objectives for achieving diversity on the Board and recommend such objectives to the Board for adoption. In this regard, in 2021, the Board expressed its objective to achieve at least 30% representation on the Board of persons who self-identify as women, visible minorities, Aboriginal peoples and persons with disabilities, recognizing that this target may be affected from time to time by the fluctuation in the number of directors on the Board.

Two of the three committees are chaired by women and five out of eleven (representing 45%) of the director nominees self-identify as a member of one of the “designated groups” as defined in the Employment Equity Act, meaning women, visible minorities, Aboriginal peoples and persons with disabilities. Three director nominees (representing 27%) self-identify as women, and two director nominees (representing 18%) self-identify as members of another “designated group”. These numbers reflect the addition of a Board member in 2022. The Governance Committee expects the Board to remain near or above 30% women directors as the Board continues with its renewal program in 2023.

[60]	A copy of the Board Diversity Policy is available on the Company’s website at www.gildancorp.com.

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Succession Planning

One of the most important tasks of the Board is ensuring its own succession plan. To ensure smooth transitions and director readiness, the Governance Committee reviews the Board succession plan, including for key leadership roles on an annual basis.

In addition to its own succession planning, to ensure strong governance around succession planning within senior management, both the Board and the HR Committee formally address succession planning for the CEO and the other key senior management positions at least once a year during a private session with the CEO.

Strategic Planning & Risk Oversight

Two key matters for the Board are strategy and risk. In this regard, the Board oversees the planning, progress against, and achievement of the Company’s strategic objectives, with time set aside at each quarterly meeting to discuss and monitor progress. Each year the Board holds a special meeting to review and discuss with management the Company’s annual and long-term strategic plans. These discussions include reviewing and analyzing the main risks facing the business, overall industry trends and developments, and important strategic opportunities. The Board also measures success against the CEO’s annual objectives approved by the Board.

In terms of risk oversight, the Board has implemented a risk governance framework, and receives quarterly updates from management on the key risks for each of the Company’s principal business units and, once a year, management presents an update to the Board on the Enterprise Risk Management program. In 2021, due to the continued global impact of the COVID-19 pandemic, the Board received quarterly updates from management on the ongoing monitoring of pandemic-related risks and mitigation strategies.61

ESG Oversight and Focus

The Company places a high priority on operating responsibly, ethically, and transparently. Gildan’s sustainability journey started earlier than most, with an already 20-year track record of implementing, measuring, monitoring, optimizing and reporting in this regard.

ESG is core to Gildan’s long-term business strategy and has long been a key element of its success.62 As one of the most vertically integrated manufacturers in the apparel industry, it has the advantage of exercising direct control on how it operates and in driving its ESG practices consistently across its operations. Gildan has also identified ESG as one of the three pillars central to its organic growth, alongside capacity expansion and innovation, under its sustainable growth strategy. Towards this end, on January 17, 2022, the Company announced its Next Generation ESG Strategy and future targets with the commitment of making meaningful advancements by 2030 in five key areas of focus: Climate, Energy, and Water; Circularity; Human Capital Management; Long-term Value Creation; and, Transparency and Disclosure.63

The Governance Committee is responsible for overseeing Gildan’s ESG policies and practices, including in relation to the environment, labour and human rights, health and safety, and other sustainability issues, and community engagement and stakeholder relations. The Governance Committee receives a comprehensive report on ESG matters at each of its quarterly meetings, highlighting key developments, issues, and risks in these areas.

[61]	For a detailed description of the material risks applicable to Gildan, see the section entitled “Risks and Uncertainties” in the Company’s Management’s Discussion and Analysis dated February 24, 2022.
[62]	More information on our ESG program and accomplishments can be found on our website at: https://gildancorp.com/en/responsibility/our-esg-strategy/.
[63]

See the section entitled “Environmental, Social and Governance (ESG) Program” in the Company’s “Management’s Discussion and Analysis” dated February 24, 2022, as well as the section entitled “Caution Regarding Forward-Looking Statements”.

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The Board was deeply engaged in the development and finalization of the Next Generation ESG Strategy. As with the previous strategy, the Company’s Next Generation ESG Strategy, implementation and progress will be reviewed regularly by the Governance Committee and the Board.

Diversity, Equity and Inclusion

In 2021, the Company reconfirmed its commitment to Diversity, Equity and Inclusion (DEI) by rewriting and updating its Diversity, Equity and Inclusion Policy, whose purpose is to systematically encourage representation and participation of diverse groups of people at all levels of the Company globally.

This updated policy provides three clear objectives to which the Company has committed: (1) formalize and systematize DEI through company policies and procedures; (2) cultivate a DEI culture that promotes an inclusive environment through awareness-raising, learning initiatives, and tangible actions; and (3) provide regular public updates to ensure accountability to our commitments. The policy also provides definitions for DEI, accountability structures, leadership expectations, and employee responsibilities.

In 2021, the total percentage of female employees in our global workforce was 45%, unchanged from 2020. Globally, gender parity has been achieved in four of five job levels, from Technical to Managerial level. During 2021, the Company also launched its Women in Leadership program.

With respect to executive officer positions, the Company has not set specific targets regarding the representation of women and the other designated groups at this level due to the small size of this group. Currently there are five executive officers, with one (representing 20%) who self-identifies as a member of a visible minority, and no women. The Company recognizes that in order to achieve a better, more representative balance of women and other diversity candidates in executive officer positions, it must ensure that the talent pipeline is properly developed. This initiative is one of the many strategic initiatives contained in the Company’s Diversity, Equity and Inclusion Policy. Other strategic initiatives include partnering with diversity organizations, conducting inclusive leadership and diversity and inclusion awareness trainings across the organization, and introducing sponsorship programs for high potential and diverse talent. The Company does consider the level of representation of women and other members of designated groups in senior management positions when making appointments to such positions, and aims to promote and empower the advancement of women in leadership roles at the Company. The Company has set a goal to achieve gender parity in the aggregate for roles at the director level and above by 2027.

Code of Ethics

The Code of Ethics reinforces Gildan’s commitment to maintaining high ethical standards in all of its operations and business practices worldwide. In 2016, the Board adopted an updated Code of Ethics and the Company launched a global online Code of Ethics training program, and in 2019, the Company launched a Company-wide compliance awareness training program, provided through an online interactive platform and through in-person workshops, to reinforce the ethical standards and expectations set forth in the Code of Ethics, Code of Conduct, Anti-Harassment Policy, and Anti-Corruption Policy.64

The Code of Ethics is applicable to all Gildan directors, officers and employees and has been developed to set forth the Company’s standards of integrity and expectation for ethical behavior as well as to guide employees in making decisions that are consistent with Gildan’s core values and principles.

The Governance Committee is responsible for monitoring compliance with the Code of Ethics. In addition to monitoring compliance with the Code of Ethics, the Board has adopted various policies and procedures, including strict policies on anti-corruption, antitrust and insider trading, which are updated on a regular basis to reflect recent developments and best practices.

[64]

The Code of Ethics addresses several matters, including conflicts of interest, integrity of corporate records, confidentiality and protection of private and corporate information, protection and use of corporate assets and opportunities, employee relations, protection of human rights, health and safety, anti-corruption laws, insider trading, anti-trust matters, limitation on environmental impact, compliance with laws and reporting of unethical or illegal behavior.

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Our ethics and compliance program includes the following:

-	The Code of Ethics and other key policies are distributed to and signed by each of the Company’s employees when they are hired.

-	An annual certification process to monitor compliance with the Code of Ethics and other key policies, with the results of such process reported to the Board on an annual basis.

-

The support of a Compliance team that reports to the Vice-President, General Counsel and Corporate Secretary, responsible for monitoring best practices in ethics and compliance and providing ongoing training initiatives Company-wide.

-

The use of an Ethics and Compliance Hotline for Gildan’s employees and external stakeholders to raise concerns in confidence, and anonymously, if desired, without fear of reprisals or retaliation of any kind.

The Code of Ethics is accessible on the Company’s website at www.gildancorp.com. A paper copy is also available upon request from the Corporate Secretary of the Company.

Our Core Values and Principles

We Act Like Entrepreneurs

At Gildan, we are determined to pursue excellence and constantly challenge the status quo. As a founding principle of Gildan’s DNA, our entrepreneurial spirit reflects our leadership’s passion to do more and continuously do better. Throughout the entire organization, we have instilled a sense of ownership and accountability to continue to drive our future growth and success.

We Operate Responsibly

At Gildan, we understand that operating responsibly is critical to achieving our long-term goals. Our genuine commitment to best practices in every area of the Company and to operating ethical, safe and sustainable manufacturing facilities influences every decision we make, down to the smallest detail. We are proud to be respected both for the quality of our products and how we make them.

We Believe in Our People

At Gildan, we value empowerment and teamwork everywhere we operate, because we know that when we roll up our sleeves and work together, nothing is beyond our reach. The pride that we have in every product we make and every life we touch can be seen through our commitment to our employees, customers, investors and partners worldwide.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Shareholder Advisory Vote on Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives and principles underlying executive compensation decisions made by the Board and is committed to maintaining an ongoing engagement process with the Company’s shareholders.

As this is an advisory vote, the results will not be binding upon the Board. However, the HR Committee and the Board will review, analyze and take into account the voting results and the feedback received from shareholders, as appropriate, when reviewing executive compensation policies and programs in the future.

Shareholders are asked to approve the advisory resolution below regarding Gildan’s compensation practices and principles and the compensation awards for the Company’s Named Executive Officers (“NEOs”):65

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this Circular delivered in advance of the Annual Meeting of Shareholders of the Company on May 5, 2022.

The Board recommends that shareholders vote FOR the advisory resolution to approve the Company’s approach to executive compensation.

If no instructions are given, the Common Shares represented by your proxy will be voted FOR the advisory resolution on the Company’s approach to executive compensation.

[65]	Individually, a Named Executive Officer is also referred to in the text as a NEO.

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Compensation Discussion & Analysis

Letter from the Compensation and Human Resources Committee

To Our Shareholders:

In 2021, Gildan successfully managed the continuing effects of the global COVID-19 pandemic and associated supply chain disruptions by leveraging its Back to Basics strategy to deliver record-level revenue, earnings and free cash flow. Having returned the business to a position of strength, the leadership team is now implementing the Gildan Sustainable Growth strategy to position the Company to thrive in the years ahead.

Over the past year, the HR Committee reviewed Gildan’s executive compensation programs to both enhance the program and ensure it continued to align with shareholder interests. Furthermore, in light of the feedback expressed through the advisory vote on executive compensation pertaining to the 2020 compensation program and decisions, the Board took action by engaging with its largest shareholders, which involved meeting with 15 of them, to review and address concerns.

Based on our annual review, as well as the feedback received from shareholders, for the 2022 executive compensation program, the Board will implement the following changes:

-	Adopting relative performance measures, using our Proxy Reference Group, for determining future award payouts under the LTIP;

-	Adding TSR to the existing measures of Revenue and Return on Net Assets as key performance measures under the LTIP;

-	Including ESG goals in the short-term incentive program.

The addition of the TSR metric and the focus on relative performance measures creates even greater alignment between executive compensation and shareholder interests, and provides added flexibility as the Company moves through economic cycles.

Including ESG as an element of executive compensation is also a significant step in Gildan’s sustainability journey. ESG is core to our long-term business strategy and has long-been a key element of our success with Gildan having been included in the Dow Jones Sustainability Index for nine consecutive years. We are determined to build on our strong foundation to do even more in the ESG area. To ensure ESG remains a key focus for our leadership team, we have included ESG goals in the determination of short-term compensation awards.

Our review also examined, and refined, Gildan’s Proxy Reference Group to ensure its ongoing business relevance. As a Canadian company in the apparel manufacturing industry, with a decidedly global focus and footprint, Gildan competes on a global scale with companies beyond Canada’s borders. As such, our peer group is not geographically limited to Canada, and companies in our peer set are selected, with the assistance of our advisor (WTW), to reflect Gildan’s business mix, revenue and global operations, and the competitive market for talent with experience in a global business environment.

We encourage shareholders to review the information provided on our compensation program, including the components of executive pay and the individual awards for each executive officer described in the following sections of the Circular. We are confident that our compensation proposal links executive pay to company performance and aligns executives’ interests with those of shareholders. We respectfully ask you to cast your vote in favour of our annual Say-on-Pay proposal.

Sincerely,

Shirley E. Cunningham Chair of the Compensation and Human Resources Committee	Donald C. Berg Chair of the Board of Directors

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Our Compensation Practices

Compensation and Human Resources Committee

The primary role of the HR Committee is to carry out the Board’s overall responsibility for executive compensation at Gildan. Under its mandate, the HR Committee is responsible for monitoring executive officers’ performance assessment, succession planning and overall compensation. The HR Committee recommends the appointment of executive officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of their performance, including recommending their compensation.

The HR Committee also oversees the existence of appropriate human resources systems, policies and compensation structures so that the Company can attract, motivate and retain executive officers who exhibit high standards of integrity, competence and performance. It oversees risk identification and management in relation to compensation policies and practices and, on an annual basis, identifies and assesses the risks associated with each component of the executive officers’ overall compensation. Finally, the HR Committee is responsible for developing a compensation philosophy and objectives that reward the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of Gildan.

✓

The Board believes that the HR Committee collectively has the knowledge, experience and background required to fulfill its mandate, and its members have direct experience relevant to the responsibilities in the area of executive compensation, and decision making with respect to the suitability of the Company’s compensation policies and practices.[66]

Shareholder Engagement

In light of the feedback expressed through last year’s advisory vote on executive compensation, the Board took action by engaging with its largest shareholders to review and address shareholder concerns:

-	The Board engaged with its largest investors, meeting with 15 top shareholders representing 53.5% of the issued and outstanding shares at the time of the meetings;

-	The meetings were led by the Chair of the HR Committee, assisted by the Chair of the Board and the Chair of the Governance Committee;

-

During the meetings, there was specific discussion around the special awards made in November 2020 to the CEO and to two senior executive officers. These special awards had been aimed at motivating and retaining in circumstances where these features had been deemed critical for the Company during the next three-year period in managing through the pandemic crisis and delivering on the back-to-basics strategy;

-

While many shareholders expressed support during those engagement meetings, or separately in writing, for the Board’s decision, the Board recognized that shareholders behind a majority of voters for the Say-on-Pay advisory vote in May 2021 were not supportive of the Board’s decision on compensation.

Following these meetings, a Board working group was formed, supported by outside compensation advisor, WTW, to review the program, incorporate feedback and ensure alignment with shareholder interests.

In the Fall of 2021, the Board again met with certain key shareholders to solicit feedback on contemplated program enhancements. The proposed changes were well received, and shareholders provided positive feedback regarding potential improvements to our executive compensation program, which are incorporated in our updated executive compensation program (that will take effect for fiscal 2022). The revised program, incorporating TSR and relative metrics, is intended to provide more flexibility as the Company moves through economic cycles and create greater alignment with shareholder interests. Also, no special awards were made in fiscal 2021 to senior executive officers and no special awards are included in the program for fiscal 2022.

[66]	See section entitled “Director Nominees” for biographical information on each director.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Our Compensation Philosophy

Gildan’s executive compensation program is intended to attract, motivate and retain high performing executive officers with experience in a global business environment, encourage and reward superior performance, and align executives’ interests with those of the Company’s shareholders. Key aspects include:

-

Total Compensation: Providing the opportunity for total compensation that is competitive with the compensation received by executive officers employed by a group of comparable North American companies;

-

Pay-for-Performance & Alignment with Shareholder Value: Ensuring that a significant proportion of executive compensation is at-risk and linked to performance through the Company’s variable compensation plans, and that executive officers meet or exceed minimum share ownership requirements;

-	Appropriate Incentives: Providing executive officers with long-term equity-based incentive plans and short-term incentives to drive the execution of immediate results.

Compensation Program Practices

Gildan’s executive compensation program contains a number of best practices ensuring adherence to our compensation philosophy and objectives, including:

Key Features of Our Compensation Program

Pay for Performance	-	Annual incentive awards are subject to achievement of pre-established performance goals tied to both financial and qualitative objectives.
	-	A significant portion of target compensation is “at risk”.

	-	Incentive plans have no minimum guaranteed payouts.

	-	LTIP equity awards (PSUs) are 100% performance-based.

Aligned with Shareholder Interests	-	Compensation is aligned to both individual and Company performance, with an appropriate balance between the short and long-term.
	-	CEO and NEOs can defer a portion of their short-term incentive into RSUs.

	-	CEO and NEOs must meet significant share ownership requirements.

	-	CEO is subject to a post-retirement share ownership policy.

-

As of fiscal 2022, for annual LTIP, Total Shareholder Return (“TSR”) is added as a key metric and will be measured against a peer group; for STIP, Environmental, Social and Governance (“ESG”) is added as part of the strategic individual objectives.

Effective Governance	-	Board oversight by a qualified, experienced and independent HR Committee.
	-	Advice of an independent and experienced compensation advisor.

	-	Benchmarking of our compensation program against a representative and relevant peer group.

	-	Stress testing and back-testing used to ensure alignment between pay and performance.

	-	Say-on-Pay: Annual shareholder advisory vote on executive compensation.

	-	Board oversight and structured discretion to modify short and long-term incentive award outcomes as necessary to address unforeseen issues.
Strong Risk Management Policies	-	Payout under short and long-term incentive plans are capped at two times target.
	-	Prohibition on hedging or monetizing of equity awards.
	-	No excessive perquisites.

	-	No re-pricing of stock options or grants of stock options at a discount.

	-	Clawback Policy for incentive-based pay.

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Pay-for-Performance Framework

The Company’s compensation plans are designed to strike an appropriate balance of short and long-term performance incentives for the executive officers and align performance with shareholder value. This enables a focus on achieving immediate business goals as well as ensuring a foundation for long-term success. As such, both the short and long-term incentive plans work to ensure executives earn more if Gildan’s business performs well and earn less, if it does not.

Compensation at-risk

In fiscal 2021, 85% of the target compensation of the CEO and 69% of the target compensation of the other NEOs was at-risk, as illustrated below:

President and CEO

Other NEO

For Messrs. Chamandy, Harries, Masi, Ward and Bajaj:

-	100% of the annual LTIP awards are performance-based equity awards (PSUs,) conditional upon meeting financial performance targets aligned with the Company’s strategic plan.

-	80% of the STIP is conditional upon the attainment of pre-determined financial metrics and 20% on strategic objectives.

-	Payout levels under the LTIP are tied to the value of the Company’s shares, further ensuring alignment with shareholder interests.

The Company also requires the executive officers to own Gildan equity, and the executive share ownership guidelines increase by level. All the NEOs meet the requirements for share ownership.

In the following section, the executive compensation program is analyzed using the following approaches:

Pay for Performance Comparisons

CEO Target Pay with Realized / Realizable Pay, per 3-Year Periods.	5-Year Lookback Analysis: Actual Pay Realized / Realizable with Reported Compensation and Value to Shareholders (TSR)

As the executive compensation program is designed to align pay to performance, the table below compares the CEO’s annual target pay to his realized/realizable pay over periods of three fiscal years.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

It shows a comparison between target pay (defined as the sum of base salary, target short-term incentive and granted LTIP), and realized/realizable pay67 for the same period.

-	It includes both the vested and unvested value of equity-based compensation over the period.

-	The usage of average compensation over a 3-year period instead of a single year is intended to demonstrate trends of company performance impacts on granted pay since the grant date (over the period).

Pay for Performance

During the first period (2015-2017), the three-year average realized/realizable pay was slightly above target pay, with an average TSR of 7.3%. It was overall at par in the 2016-2018 period and below target pay for the period 2017-2019, mainly due to the lower short-term incentive payout in 2019 and year-end share price being lower than grant date share price. For the last two periods, which include the CEO special award (as further described in the section entitled “One-Time Special Awards”), the average realized/realizable pay is significantly lower during 2018-2020 as the period is showing a negative TSR and the CEO special award had not met any of the performance hurdles at the end of the period. Finally, for the last period, it is significantly higher as the STIP payout was at the upper end for fiscal 2021, and Gildan had a high TSR, which has increased the value of the unvested awards.

The chart and analysis demonstrate good overall alignment between executive pay and Company performance.

[67]

For the purpose of the analysis, “realized/realizable pay” is defined as the sum of the following compensation elements: Base salary (defined as salary received), annual incentive (defined as annual bonus paid during the period,) Performance Share Units (defined as the value of awards granted during the period, that vested and were paid out during the period, and if unvested, the value of awards granted, calculated on the last day of the period assuming 100% vesting), stock options (defined as the value of gains realized upon exercise of options granted during the period as part of the annual LTIP awards and the in-the-money value if unvested or unexercised, calculated on the last day of the period). The value of the one-time special award is calculated vesting at 75%, on the last day of fiscal 2021. Pension and all other compensation are excluded from the calculation.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Lookback Analysis

Variable compensation, primarily consisting of equity-based compensation, is intended to align management focus with shareholder value. However, based on its inherent nature, it can be more complex to analyze at any given point in time.

For this reason, the chart below seeks to show for the CEO, the actual pay realized (or realizable when not entirely vested) on an annual basis over the past five years and compares this to both the total direct compensation reported in the Summary Compensation Table of each fiscal year and the value created for the shareholders (TSR).

How to read the Chart:

The chart shows a comparison of the following three items using a reported base value and investment of $100:

1. Reported Compensation. Total annual direct compensation for the CEO as reported in the summary compensation table of each fiscal year (base salary, short-term incentive paid and value of equity awards granted), reported on a $100-basis;

2. Realized/Realizable as at January 2, 2022. Realized and realizable pay for the CEO in proportion of the reported compensation, calculated as at the end of fiscal 2021; and

3. Value for Shareholders. The cumulative value of a $100 investment made by Gildan’s shareholders over the same measurement periods (TSR) as at the end of fiscal 2021.

Lookback Analysis per Year

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Fiscal Year of Awarded Compensation	Total Direct Compensation Awarded	Actual Value as at January 2, 2022 [2]	Period	Value of 100$
				For Shareholders [3]	For CEO

2017	$7,995,479	$9,041,841	Jan 2, 2017 to Jan 2, 2022	$178	$113

2018	$7,799,990	$3,000,000	Jan 1, 2018 to Jan 2, 2022	$138	$38

2019	$6,959,970	$8,351,895	Dec 31, 2018 to Jan 2, 2022	$145	$120

2020 [1]	$16,412,486	$27,520,093	Dec 30, 2019 to Jan 2, 2022	$146	$168

2021	$11,427,867	$14,096,561	Jan 4, 2021 to Jan 2, 2022	$153	$123

[1]

Includes the one-time special award of November 2020 further described in the section entitled “One-Time Special Awards”. The actual value of the one-time special award is calculated assuming vesting at 75% on the last day of fiscal 2021.

[2]

For the purpose of the analysis, “realized/realizable pay” is defined as the sum of the following compensation elements: Base salary (defined as salary received), annual incentive (defined as annual bonus paid during the period), Performance Share Units (defined as the value of awards granted during the period, that vested and were paid out during the period, and if unvested, the value of awards granted, calculated on the last day of the period assuming 100% vesting), stock options (defined as the value of gains realized upon exercise of options granted during the period as part of the annual LTIP awards and the in-the-money value if unvested or unexercised, calculated on the last day of the period).

[3]	Represents the Company TSR based on the US dollar share price.

As indicated in the above table, except for 2020, the cumulative value created for shareholders has exceeded the realized/realizable pay value. Furthermore, except for fiscal 2018 when LTIP granted that year vested at 0% in February 2021, the table indicates alignment between CEO realized/realizable compensation and shareholder value creation.

We expect this alignment to further strengthen in fiscal 2022 with the move to relative metrics and the addition of the TSR metric to LTIP.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Total Shareholder Return

The following graph compares the cumulative TSR on an investment of C$100 in Common Shares made on January 1, 2017 with the cumulative total return of the S&P/TSX Composite Index, assuming the reinvestment of all dividends.

$

A significant portion of the Company’s revenue is generated in US dollars and its financial statements are expressed in US dollars. For this reason, a change in the value of the Canadian dollar relative to the US dollar will have an effect on the value of the Company’s Canadian dollar-denominated Common Shares.

	Jan 1, 2017	FYE 2017	FYE 2018	FYE 2019	FYE 2020	FYE 2021

Company (C$) - Total Return	100	121	124	119	110	168

S&P/TSX Composite Index Total Return (C$)	100	109	99	123	129	161

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The following graph compares the cumulative TSR on an investment of $100 in Common Shares made on January 1, 2017 with the cumulative total return of the S&P 500 Composite Index, assuming the reinvestment of all dividends.

	Jan 1, 2017	FYE 2017	FYE 2018	FYE 2019	FYE 2020	FYE 2021

Company (US$) - Total Return	100	129	123	122	116	178

S&P 500 Composite Index Total Return (US$)	100	122	115	154	181	233

Gildan’s TSR over the five-year period shows an overall upward trend whether expressed in Canadian dollars or US dollars.

Over the same five-year period, the total compensation earned by the NEOs decreased slightly from 2017 to 2018 as a result of a change in the reported NEOs. It decreased more significantly in 2019 as a result of bonuses being paid at 20% of target for that year. Total compensation increased in 2020, due primarily to the special one-time equity awards granted during the fiscal year. It decreased in 2021 when compared to 2020, but increased in comparison to 2019, with bonuses being paid at a level of 200% of target as a result of the Company’s strong results.

It should be noted that the aggregate total compensation value reported for NEOs may fluctuate year-over-year, and may differ from the trend in TSR, based on the following factors:

-	Changes in reported NEOs throughout the period, potentially having different target compensation based on the nature of their positions;

-

Occasional one-time equity grants may cause significant year-over-year fluctuations in total compensation. The value ultimately realized from long-term incentive awards is based on achievement against performance measures (in the case of performance share units) and share price performance;

-	NEOs’ compensation adjustments are generally made to remain competitive with the Proxy Reference Group and to reflect any changes in the scope of the executives’ responsibilities; and

-	STIP payouts are not directly linked to TSR, but rather, they are based on underlying financial measures (i.e. adjusted earnings per share and revenue).

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Our Proxy Reference Group

A relevant set of peer companies is used for designing and measuring our compensation program. Specifically, we compare our compensation program against other publicly-traded companies that are similar to Gildan in terms of size, business complexity, geographical scope and other factors. This peer group of companies is referred to as the “Proxy Reference Group”. We use the following criteria to select peer companies:

Location and Listing	-	Headquartered in North America and that are listed on a Canadian or US exchange.

Financial metrics and Size	-	Have revenue, market capitalization, enterprise value and net income generally in a range of 50%-200% of Gildan.

Industry Sector	-

Operate in the Apparel, Accessories & Luxury Goods sector (Global Industry Classification Standard (“GICS”) sub-industry classification) and companies from other classifications, such as consumer products, that have customers and business models similar to Gildan.

The composition of the Proxy Reference Group is reviewed periodically. In 2021, the HR Committee reviewed and updated its Proxy Reference Group, with assistance from WTW, an independent compensation advisor.

The Proxy Reference Group now comprises the following 17 companies and includes three additional companies from the Consumer Durables and Apparel industry (Deckers Outdoor Corporation, Kontoor Brands Inc. and Wolverine World Wide Inc.). The Proxy Reference Group reflects the global character of Gildan’s operations and the markets where we compete for executive talent.

Capri Holdings Limited	Mattel, Inc.
Carter’s Inc.	Phillips Van Heusen Corp.
Columbia Sportswear Co.	Ralph Lauren Corp.
Deckers Outdoor Corporation	Skechers USA, Inc.
Edgewell Personal Care Company	Spectrum Brands Holdings, Inc.
Hanesbrands Inc.	Tapestry, Inc.
Kontoor Brands Inc.	Under Armour, Inc.
Levi Strauss & Co.	Wolverine World Wide Inc.
lululemon athletica inc.

-	Church & Dwight Co., Cintas Corporation and Hasbro, Inc. were removed as they no longer met the selection criteria described above.

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The following table provides an overview of certain characteristics of the Company and the Proxy Reference Group as at January 2, 2022 for the Company, and as at December 31, 2021 for the Proxy Reference Group:

	(All values in $millions)

	Gildan Activewear Inc.	Proxy Reference Group[1]

Location	Canada	North America

Primary Industry Sector	Textiles and Apparel	Apparel, Accessories & Luxury Goods

Revenues ($) Preceding 12 months	$2,923 [2]	$5,458

Market Capitalization ($) As at January 2, 2022	$8,224 [3]	$7,463

Enterprise Value ($) As at January 2, 2022	$8,533 [3]	$9,176

Net Income (loss) ($) Preceding 12 months	$607 [2]	$417

[1]

The financial data for the Proxy Reference Group are from the S&P Capital IQ database and represent the median of the group on December 31, 2021, for the most recently reported 12-month revenue and net income.

[2]	The revenues and net income for the Company are based on its results for fiscal 2021.
[3]	The market capitalization and enterprise value of the Company are from Nasdaq IR Insight database and the Company’s results for fiscal 2021.

Market Median

Our policy is to use the market median with the potential of top quartile total compensation when individual and Company performance are also in the top quartile, with the Board applying discretion and judgment to determine actual compensation levels.

Individual compensation may be positioned above or below the market median.

Our Compensation Governance

The determination of executive compensation is the result of a rigorous decision-making process led by the HR Committee.

✓	The HR Committee makes recommendations to the Board on compensation matters such as corporate performance targets and weightings for the incentive plans.

✓	The HR Committee also reviews Gildan’s operating results and the individual performance of our executives and makes recommendations for their annual and short and long-term incentive awards.

The Board has final approval on all executive compensation matters. The Board may also use its structured discretion to adjust executive pay decisions, in exceptional circumstances when appropriate.

Role of the Compensation Consultant

Since 2018, the HR Committee has retained WTW to assist in matters related to executive compensation. As part of its mandate, WTW assists the HR Committee in determining and benchmarking compensation for Gildan’s executive officers, including the NEOs, and Outside Directors, ensuring that the various elements of the compensation package orient efforts and behaviors towards the goals that have been set and that their total compensation is market competitive.

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Executive Compensation-Related Work

During fiscal 2021, the HR Committee retained WTW to perform the yearly benchmarking and analysis of the NEOs’ compensation, to assist the HR Committee in the re-assessment of the Company’s incentive plans (including performance factors), as well as to perform a review of the compensation peer group and the compensation risk assessment.

All Other Work

The HR Committee pre-approves any services that its consultant (or its affiliates) provides to the Company at the request of management.

During fiscal 2021, WTW completed the research and benchmarking of Gildan’s total direct compensation for certain vice-president level positions across the organization. The Company also participates in conferences organized by WTW and purchases, from time to time, certain standard survey results for its employment markets.

The aggregate fees paid to WTW for executive compensation-related services and all other services provided during fiscal 2021 and 2020 were as follows:

	Fiscal 2021	Fiscal 2020

Executive Compensation-Related Fees	$280,172	$415,276

All other fees[68]	$51,971	$12,453

Total	$332,143	$427,729

Objective and Independent Advice
The HR Committee is confident that the advice it receives from any of the individual executive compensation consultants at WTW is objective and not influenced by the relationships with the Company.

While the HR Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the HR Committee alone. Decisions made by the HR Committee may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by WTW.

[68]	The nature of these services was the benchmarking of Gildan’s total direct compensation for certain vice-president level positions across the organization.

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The following policies and procedures have been established by WTW and the HR Committee:

-	The individual consultant receives no incentive or other compensation based on the fees charged to the Company for other services provided by WTW;

-	The individual consultant is not responsible for selling other WTW services to the Company, as applicable;

-	WTW’s professional standards prohibit the individual consultant from considering any other relationships WTW may have with the Company in rendering his or her advice and recommendations;

-	The HR Committee has the sole authority to retain and terminate the individual consultant;

-	The individual consultant has direct access to the HR Committee without management intervention;

-	The HR Committee evaluates the quality and objectivity of the services provided by the individual consultant each year and determines whether to continue to retain the individual consultant; and

-	The HR Committee has adopted protocols governing if and when the individual consultant’s advice and recommendations can be shared with management.

Risk Assessment of Executive Compensation Program

In fiscal 2021, the HR Committee reviewed Gildan’s compensation program, policies and practices in each of the key areas discussed below and did not identify any material risks that are likely to have a material adverse effect on the Company. This process was conducted under the supervision of the compensation advisor, WTW, and their risk assessment matrix.

Board Oversight	-	The HR Committee has oversight over pay plans for the highest-risk business activities and highest-risk positions and monitors compensation-related risks annually.

	-	It also has structured discretion in modifying pay outcomes for the STIP and LTIP awards if it deems necessary to address potential unforeseen issues.

	-	A Clawback Policy was adopted which provides the ability to recapture incentive-based compensation paid based on financial results that are subsequently restated due to fraud or misconduct.

Pay Philosophy and Balance	-	Compensation policy anchored at the median of an industry specific peer group.
	-	Current compensation levels are generally in line with this policy and are re-adjusted whenever necessary.

-

The peer group is defined based on relevant financial and non-financial selection criteria to identify companies of similar industry, size and complexity and against which Gildan competes for executive talent.

-

Compensation programs provide a good balance between fixed and variable compensation, where variable at-risk compensation represents a significant portion of the overall compensation package which motivates the achievement of superior performance.

	-	Variable compensation is not excessive and fixed compensation levels are adequate to discourage excessive risk-taking behaviors.

-

Half or most of the variable compensation is delivered through long-term incentives thus discouraging NEOs and other executives from achieving short-term unsustainable performance at the expense of future sustained performance.

-

With the introduction of the STIDP in fiscal 2020, the NEOs and key employees have the option to defer a portion of their short-term incentive payout in Time-Based RSUs, further aligning their interests with those of the shareholders and ensuring the achievement of future sustained performance.

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	-	Common Shares delivered through long-term incentives cannot be sold if minimum share ownership guidelines have not been attained.

-

The Executive Share Ownership Policy includes a requirement for the CEO to maintain the minimum share ownership for one year following retirement from the Company, further aligning and protecting the interests of shareholders.

-

Long-term incentives for the NEOs delivered 100% in PSUs and are therefore 100% linked to performance objectives further motivating those individuals that have a significant impact on Gildan in achieving superior performance.

	-	Performance under incentive plans is measured based on the achievement of multiple financial and strategic objectives minimizing corporate-wide risks.

	-	The HR Committee also considers that the severance and change of control arrangements do not represent a significant risk that is likely to have a material adverse effect on Gildan.
Pay Plan Design	-

Payout ranges under both the STIP and LTIP have no minimum payout guaranteed and both have sufficient downside to penalize for poor performance while having sufficient upside for outstanding performance, with a maximum payout opportunity to discourage excessive risk-taking.

	-	Plan cost is evaluated and sensitivity analyses are conducted on payout outcomes to ensure incentive plan affordability.

-

Long-term incentive awards are made on an annual basis subject to three-year vesting schedules creating overlapping performance cycles that provide a hedge against excessive risk-taking while also encouraging retention.

-

Share ownership guidelines with a sufficient minimum requirement are in place further aligning the interests of executives with those of the shareholders in the long-term and discouraging excessive risk-taking for quick but unsustainable share price appreciation.

	-	An anti-hedging policy is in place to mitigate the downside risk associated with Share-Based Awards.
Performance Metrics	-	A rigorous process is undertaken when setting performance targets and ranges. Such process considers Gildan’s strategic plan and internal budgets with back-testing analyses conducted accordingly.

	-	The STIP and LTIP incorporate objectives that provide a balanced mix of top and bottom line metrics.

	-	Individual strategic objectives under the STIP also provide line-of-sight to participants on their performance objectives.
Operational Oversight	-	Compensation scheme and pay programs, including incentive plan outcomes, are holistically assessed every year to measure compensation-related risks and make changes as necessary.

-

Actual compensation paid is assessed every year by the HR Committee with clear oversight rules and consideration is given to evaluating payout outcomes in relation to risk taken, overall business performance and individual performance.

Clawback Policy

The Company has a Clawback Policy, which is reviewed from time to time, to ensure it is able to take direct action against any executive officer who receives incentive-based compensation paid based on financial results that are subsequently restated due to fraud or misconduct. Accordingly, in the event that the Company is required to prepare an accounting restatement due to material non-compliance with financial reporting requirements where the

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non-compliance results from fraud and misconduct, the Board may, in its discretion, require each executive officer who received cash-based or equity-based incentive compensation during the 36-month period immediately preceding the date on which the Company is notified that it is required to prepare such accounting restatement to repay and/or forfeit the amount by which such person’s cash-based or equity-based incentive compensation for the relevant period exceeded the lower payment that would have been made based on the restated financial results. The Board has discretion to cancel awards, withhold payments or take such other actions as it deems appropriate to recoup all recoverable amounts from the NEOs and other executive officers.

Non-Hedging Policy

Pursuant to the Company’s Insider Trading Policy, executive officers, directors and all other insiders are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to monetize, hedge or offset a decrease in the market value of equity securities granted to such executive officer, director or other insider as compensation or held directly or indirectly by the executive officer, director or other insider.

Executive Share Ownership Policy

The Board believes that the economic interests of executive officers should be aligned with those of the Company’s shareholders. In that regard, the Board has adopted a formal share ownership policy (the “Executive Share Ownership Policy”) under which each executive officer is expected to own and maintain ownership of either Common Shares (owned directly, indirectly, or pursuant to contributions under the Employee Share Purchase Plan) or unvested RSUs, (Treasury or Non-Treasury, granted pursuant to Gildan’s LTIP), with a total market value of not less than a specified multiple of the executive officer’s base salary.

Executive officers have five years from the date they become subject to the Executive Share Ownership Policy to meet the requirement, after which they must maintain compliance with the requirement for the duration of their employment with the Company. In addition, the CEO is required to maintain his share ownership requirement for a period of one year following retirement from the Company.

The following table sets forth the ownership requirements by executive level under the Executive Share Ownership Policy:

Executive Level	Multiple of Base Salary
Presidentand CEO	6x
ExecutiveVice Presidents and Divisional Presidents	3x
SeniorVice Presidents or equivalent	1.5x

Executives subject to the Executive Share Ownership Policy are expected to not sell Common Shares acquired under Gildan’s LTIP until the share ownership requirement is achieved, except as required to cover the tax liability associated with the vesting of RSUs.

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The share ownership of our NEOs as at January 2, 2022 is summarized in the following table:

Officer	Common Shares[1]		Unvested RSUs[2]	Total Common Shares and RSUs	Total Market Value of Common Shares and RSUs[3]	Total Ownership as a Multiple of Base Salary	Ownership Requirement as a Multiple of Base Salary	Meets Minimum Shareholding Requirement

Glenn J. Chamandy	3,380,534	[4]	604,505	3,985,039	$167,536,345	134.03 x	6 x	Yes

Rhodri J. Harries	160,013		227,612	387,625	$16,296,271	20.37 x	3 x	Yes

Benito A. Masi	189,922		237,633	427,555	$17,974,981	29.09 x	3 x	Yes

Chuck J. Ward	31,376		37,734	69,110	$2,905,476	5.28 x	3 x	Yes

Arun D. Bajaj	1,273		53,305	54,578	$2,294,532	4.83 x	3 x	Yes

[1]	The base salary used to calculate the ownership requirement as at January 2, 2022.
[2]

The dollar value of actual ownership is calculated using the Bank of Canada closing rate of 1.2678 as at December 31, 2021 and the value of C$53.30, which is the higher of the weighted average closing prices of the Common Shares on the TSX for the five trading days preceding the date of the calculation or the three year average market price of the Common Shares on the TSX.

[3]	These amounts include unvested RSUs and PSUs, calculated at target (100% vesting).
[4]	Includes 2,970,000 Common Shares that are owned by an entity controlled by Mr. Chamandy.

Our Named Executive Officers

Below are brief descriptions of our NEOs along with their significant accomplishments during the year. Together, our CEO, Executive Vice-President, Chief Financial and Administrative Officer, and the three other highly compensated executive officers as at January 2, 2022 comprise our NEOs. Our NEOs for fiscal 2021 include Arun D. Bajaj, who was appointed to the role of Executive Vice President, Chief Human Resources Officer & Legal Affairs in March 2021.

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Glenn J. Chamandy

President and Chief Executive Officer

Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to his appointment as President and Chief Executive Officer in 2004, the position which he currently holds, Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.

Fiscal 2021 Highlights

-  Continued to lead the Company’s execution of its “Back to Basics” strategy which not only set Gildan on a solid footing entering the pandemic, it also positioned Gildan to capitalize on the demand recovery in 2021 at margin levels much stronger than pre-pandemic levels, despite a still challenging environment, culminating to record results in 2021.

-  Since the launch of Gildan’s “Back to Basics” strategy (2018 to 2021 period), Mr. Chamandy has led the Company to deliver adjusted operating margin[69] expansion of 500 basis points and return on net assets[70] improvement of more than 800 basis points.

-  Building on the success of “Back to Basics”, Mr. Chamandy led the Company through a comprehensive strategic planning process outlining Gildan’s next phase of growth under the “Gildan Sustainable Growth” strategy. With the development of well-defined initiatives to support the three pillars of this revised strategy, Mr. Chamandy is positioning the Company to drive strong organic revenue growth, profitability and effective asset utilization, to deliver compelling shareholder value over the next three years.

Fiscal 2021 Direct Compensation

[69]

This is a non-GAAP ratio. This measure does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to a similar measure presented by other companies. Please refer to section 17.0 “Definition and reconciliation of non-GAAP financial measures” of the Company’s MD&A for the year ended January 2, 2022 (which section is incorporated by reference herein), which was filed on February 24, 2022, and is available at www.sedar.com, for an explanation of the composition of this non-GAAP ratio, an explanation of how this non-GAAP ratio provides useful information to investors and the additional purposes for which management uses this non-GAAP ratio.

[70]	See footnote above.

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Rhodri J. Harries

Executive Vice-President, Chief Financial and Administrative Officer

Rhodri J. Harries joined Gildan in August 2015 as Executive Vice-President, Chief Financial and Administrative Officer. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan since 2014, where previously he held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in finance and business development. He is accountable for the Company’s financial management as well as overseeing corporate development and corporate affairs, information technology and corporate communications. He is also currently on the board of Stella-Jones Inc.

Fiscal 2021 Highlights

-  With the Company’s strong earnings performance, Mr. Harries led Gildan to generate record free cash flow[71] of $594 million in 2021.

-  Under Mr. Harries’ leadership the Company delivered on its capital deployment priorities, with the reinstatement of the Company’s dividend and share repurchase program during the year, ensuring alignment with the Company’s targeted leverage framework and ultimately returning more than $335 million of capital to shareholders in 2021.

-  Continued to support the implementation of Gildan’s Back to Basics strategy, with a strong focus on the efficient use of capital, SG&A cost and working capital management.

Fiscal 2021 Direct Compensation

[71]

This is a non-GAAP financial measure. This measure does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to a similar measure presented by other companies. Please refer to section 17.0 “Definition and reconciliation of non-GAAP financial measures” of the Company’s MD&A for the year ended January 2, 2022 (which section is incorporated by reference herein), which was filed on February 24, 2022, and is available at www.sedar.com, for an explanation of the composition of this non-GAAP financial measure, an explanation of how this non-GAAP financial measure provides useful information to investors and the additional purposes for which management uses this non-GAAP financial measure, as well as a reconciliation to the most directly comparable IFRS measure.

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Benito A. Masi

President, Manufacturing

Benito A. Masi has been involved in apparel manufacturing in North America for over 30 years. He joined Gildan in 1986 and since then has held various positions in the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and his title was changed to Executive Vice-President, Manufacturing in January 2005. In conjunction with the consolidation of the Printwear and Branded Apparel operating segments, Mr. Masi’s title has been changed to President, Manufacturing. Mr. Masi is responsible for the strategic and operational performance of the Company’s worldwide manufacturing facilities and supply chain.

Fiscal 2021 Highlights

-  The pace of the economic recovery in conjunction with the ongoing impacts from the pandemic brought on a new set of challenges during 2021, including labour shortages, inflationary cost pressures, and supply chain disruptions affecting many industries. Under Mr. Masi’s supply chain leadership, our teams did an exceptional job responding to this environment, meeting production requirements which supported the achievement of record sales in 2021.

-  Oversaw and continues to lead the development of Gildan’s next phase of significant manufacturing capacity expansion projects, including the installation and ramping-up of incremental capacity in Central America and the Dominican Republic geared to support growth in 2022 and beyond.

-  Additionally, Mr. Masi led the resumption of our manufacturing expansion plans in Bangladesh, where we are now rapidly moving forward with the construction of the first of two large-scale textile and sewing facilities.

Fiscal 2021 Direct Compensation

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Chuck J. Ward

President, Sales, Marketing and Distribution

Chuck J. Ward joined Gildan in April 2011 as part of the acquisition of GoldToe Moretz Holdings Corp., where he had served as the Executive Vice President and Chief Financial Officer. Upon joining Gildan, Mr. Ward served as Vice President, Integration leading the integration of GoldToe into Gildan. In 2012, Mr. Ward was appointed to the position of Senior Vice President, Yarn Spinning and was responsible for leading the strategic development and operations of Gildan’s yarn spinning facilities. In 2020, Mr. Ward was appointed to the role of Senior Vice-President, North America where he was responsible for sales, distribution and planning for the North American market. In 2021, Mr. Ward was appointed to the role of President, Sales, Marketing and Distribution.

Fiscal 2021 Highlights

-  Led Gildan’s sales, marketing and distribution organization to return to above pre-pandemic levels of sales, despite a still challenging environment in 2021, delivering record sales in excess of $2.9 billion for the year.

-  Following his appointment as President, Sales, Marketing and Distribution, Mr. Ward oversaw the optimization and structuring of his organization to further position sales, planning and distribution activities to support the long-term growth strategy.

Fiscal 2021 Direct Compensation

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Arun D. Bajaj

Executive Vice-President, Chief Human Resources Officer & Legal Affairs

Arun D. Bajaj joined Gildan in October 2019 as Chief Human Resources Officer. In March 2021, he was appointed to the role of EVP, Chief Human Resources Officer & Legal Affairs of the Company. In this role he leads the global human resources function and oversees legal affairs. Mr. Bajaj has over 16 years of extensive experience in those two functions. Prior to joining Gildan, he held the position of Senior Vice-President, Chief Human Resources Officer at Renault-Nissan-Mitsubishi Alliance. He also held several positions in Canada, the US, and Asia with the Nissan Motor Corporation. During his career at Nissan, Mr. Bajaj worked in human resources leadership roles of increasing responsibility with an emphasis on global talent management. Prior to working in human resources at Nissan, he held the role of General Counsel, Nissan Canada, following eight years in legal roles at the Ford Motor Company, based in Oakville, Ontario. He is also currently the Chair of the CHRC on the board of Cogeco, Inc.

Fiscal 2021 Highlights

-  Continued to lead succession planning for leadership positions throughout the Company and developed and implemented foundational talent development programs meant to grow best in class talent.

-  In the context of the tight labour environment, Mr. Bajaj led human resources initiatives, working in conjunction with Gildan’s teams within operations to support attraction and engagement and mitigate labour shortages, allowing the Company to deliver record sales performance in 2021.

-  Mr. Bajaj oversaw health and safety programs across the Company’s diverse geographical operations, in the context of the ongoing effects of the Covid-19 pandemic, allowing the Company to mitigate any operational disruptions.

Fiscal 2021 Direct Compensation

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Elements of Compensation

Component	Information
1. Base Salary	Page 68
2. Short-Term Incentive	Page 69
3. Long-Term Incentives	Page 70
4. Short-Term Incentive Deferral Program	Page 77
5. Executive Benefits and Perquisites	Page 78
6. Retirement Benefits	Page 78

Gildan’s executive compensation program is comprised of fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are designed to work in concert to maximize Company and individual performance by providing financial incentives to executive officers based on the level of achievement of specific operational and financial objectives.

The following table summarizes the compensation components of Gildan’s fiscal 2021 executive compensation program, including the objectives of each component and the criteria impacting each component’s value:

Component	Key Features	Form	Criteria	Risk-Mitigating Elements	Objectives

Base Salary	Fixed pay rate Individual salary recommendations based on competitive assessment and economic outlook, leadership and retention 1-year performance period	Cash	Proxy Reference Group data External benchmarking Individual contribution and performance	Use of external advisor and peer group analysis	Attract and retain top talent Recognize the level of responsibility, individual experience and contribution to the Company’s performance

Short-Term Incentive	Annual award mainly based on achievement of pre-determined corporate performance objectives Individual strategic objectives 1-year performance period	Cash	Revenue Adjusted diluted EPS performance Attainment of individual strategic objectives	Capped at two-times target Use of external advisor and peer group analysis Subject to the Clawback Policy	Motivate executives to attain and exceed the Company’s annual goals and financial targets

Long-Term Incentives	3-year vesting period for annual awards Cliff vests Performance share units vest upon meeting performance criteria	Performance share units Time-based restricted share units	Performance based on RONA, and Revenue and Adjusted diluted EPS (2021)[72] Targets in line with the strategic plan (2021)	Multiple metrics Use of external advisor and peer group analysis Subject to the Clawback Policy Payout value tied to the share price at the end of the period	Motivate executives to create value that exceeds targets Foster retention Align management with shareholder interests

Short-Term Incentive Deferral Program	Participants can elect to defer and convert into equity up to 25% of their annual incentive payout Cliff vests after two years and nine months Company match in the form of additional equity	Time-based restricted share units	Time	Company match is paid if still employed at the time of the vesting period Payout value tied to the share price at the end of the period	Facilitate accumulation of retirement assets Support retention by ensuring competitiveness

Executive Benefits and Perquisites	Healthcare, disability and life insurance benefits Annual perquisite allowance or specific allowance, as applicable	Group or individual coverage Annual allowance	Market data used to determine executive coverage and aggregate value of perquisites	Perquisite value limited by annual allowance	Ensure proper protection Support retention by ensuring competitiveness

Retirement Benefits	Defined contribution plans (RRSP/DPSP in Canada, 401(k) in the US) SERP (Supplemental Executive Retirement Plan)	Cash payments following retirement	Market data used to determine executive contributions to retirement programs	All plans are defined-contribution based	Ensure proper protection Support retention by ensuring competitiveness

[72]	Starting in 2022, TSR will be added as a key performance measure under the LTIP to current Revenue and Return on Net Assets metrics, and performance will be measured on a relative basis.

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◆	1. Base Salary

Base salary levels are primarily meant to attract and retain talent and also to recognize the level of responsibility, individual experience and contribution to the Company’s performance.

Salaries of the executive officers are established based on a comparison with competitive benchmarks. The starting point to determine executive officer base salaries is the median of salaries in the Proxy Reference Group.

The HR Committee regularly reviews the individual salaries of the executive officers and makes adjustments when required to ensure that compensation remains market competitive and reflects individual performance, competencies, responsibilities and experience. The HR Committee also takes into account the executive officer’s value to the Company and retention risk. On an annual basis, in preparation for the annual salary review exercise, the HR Committee engages its compensation consultant to compare the base salaries of executive officers to those of the Proxy Reference Group.

The base salaries of the NEO’s were adjusted as of March 1, 2021 as part of the Company-wide annual salary review process and in consideration of the market positioning. The base salaries of Chuck J. Ward and Arun D. Bajaj have been adjusted pursuant to their respective appointments as President, Sales, Marketing & Distribution and Executive Vice President, CHRO & Legal Affairs, as of that same date.

For fiscal 2022, as part of the Company-wide annual salary review process and after review of the market positioning of each compensation component, the HR Committee decided:

-

Not to adjust the CEO’s base salary, electing instead to increase his annual LTIP target from 480% to 505%, representing the equivalent of an approximate increase of 3% in total compensation, to further align his long-term interests with those of shareholders, positioning the CEO slightly below the median of the Proxy Reference Group.

-

For the other NEOs, to adjust their base salary by a factor of 3%, with the exception of Chuck J. Ward, President, Sales, Marketing & Distribution, who received an adjustment in consideration of market positioning of his base salary compared with the Proxy Reference Group.

The following table shows the base salaries in effect for fiscal 2021 and fiscal 2022 for each NEO:

Named Executive Officer	Base Salary ($)
	Effective March 1, 2021	Effective February 22, 2022

Glenn J. Chamandy	$1,250,000	$1,250,000

Rhodri J. Harries	$800,000	$824,000

Benito A. Masi	$618,000	$636,540

Chuck J. Ward	$550,000	$625,000

Arun D. Bajaj	$475,000	$489,250

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

◆	2. Short-Term Incentive

The Company’s STIP (Short Term Incentive Plan), known as SCORES, aims to enhance the link between pay and performance by:

-	Aligning the financial interests and motivations of Gildan’s executive officers and employees with the annual financial performance and returns of the Company;

-	Motivating executive officers and employees to work towards common annual performance objectives;

-

Providing total cash compensation that is greater than the median of the Proxy Reference Group in cases where superior financial performance and returns in excess of target objectives are attained; and

-	Providing total cash compensation that is below the market median in cases where corporate performance objectives are not attained.

Short-term incentive target payout levels for each NEO depend on the executive officer’s position.

Officer	Target Payout as a Percentage of Salary	Payout Range as a Percentage of Salary (up to 2x Target)

Glenn J. Chamandy	150%	0 - 300%

Rhodri J. Harries	75%	0 - 150%

Benito A. Masi	75%	0 - 150%

Chuck J. Ward [1]	70%/75%	0-140%/0 - 150%

Arun D. Bajaj [1]	70%/75%	0-140%/0-150%

[1]

The target payout as a percentage of salary for Chuck J. Ward and Arun D. Bajaj has been adjusted as of March 1, 2021, pursuant to their respective appointment to President, Sales, Marketing & Distribution and Executive Vice President, CHRO and Legal Affairs.

Performance measures, targets and payout levels for short-term incentive are reviewed and approved annually by the Board on the recommendation of the HR Committee. These measures and targets are typically approved during the first quarter, and results and actual payouts are approved in February of the following year.

Since fiscal 2018, a portion of the NEOs’ short-term incentive is tied to financial measures and the balance is tied to the achievement of pre-defined annual strategic objectives.

When the financial measures achieve results in excess of 100%, this serves as a multiplying factor to the annual objectives, allowing for the potential maximum payout. For fiscal 2021, the portion of the short-term incentive tied to financial measures and qualitative objectives for each NEO was as follows:

Officer	Percentage of Bonus Tied to Financial Measures	Percentage of Bonus Tied to Qualitative Objectives

Glenn J. Chamandy	80%	20%

Rhodri J. Harries	80%	20%

Benito A. Masi	80%	20%

Chuck J. Ward [1]	65%/80%	35%/20%

Arun D. Bajaj [1]	65%/80%	35%/20%

[1]

The portion tied to financial measures and qualitative objectives for Chuck J. Ward and Arun D. Bajaj has been adjusted as of March 1, 2021, pursuant to their respective appointment to President, Sales, Marketing & Distribution and Executive Vice President, CHRO and Legal Affairs.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The approved financial measures to be achieved for fiscal 2021 were:

-	Revenue measured against the Company’s budgeted revenue; and

-	Adjusted diluted earnings per share measured against the Company’s budgeted adjusted EPS.

For both financial measures, there is a maximum value over which performance will not add any more value to the short-term incentive payout and a threshold value under which there will be no bonus payout for the NEOs. The maximum and threshold values are at a positive or negative variance of 1.75% versus the target for Revenue and 2.5% for adjusted EPS, as illustrated in the table below. Between the threshold and target value and between the target and the maximum the progression is linear.

Financial Measure	Weighting	Threshold	Target	Maximum

Revenue [1]	50%	T-1.75%	Target (T)	T +1.75%

Adjusted EPS [2]	50%	T-2.5%	Target (T)	T +2.5%

Payout level		40%	100%	200%

[1]	Revenue is defined as net sales.
[2]

Adjusted EPS is calculated as adjusted net earnings as defined in section 17.0 “Definition and reconciliation of non-GAAP financial measures” in the Company’s 2021 Management’s Discussion and Analysis (“Adjusted Net Earnings,”) divided by the diluted weighted average number of Common Shares outstanding.

The Company does not disclose the short-term incentive targets for competitive reasons, as it considers that this information is strategic.

For fiscal 2022, the Board confirmed the same financial measures will apply but has revised the structure of the individual performance measures. As such, starting in 2022, the short-term incentive program will include ESG goals, reflecting the heightened importance of achieving the Company’s overall ESG strategy. The new ESG goals will represent 25% of the qualitative strategic objective under the program.

◆	3. Long-Term Incentives

The purpose of the equity incentive component of Gildan’s executive compensation program, referred to as the LTIP, is to encourage executive officers and key employees of Gildan and its subsidiaries to work towards and participate in the growth and development of the Company and to assist the Company in attracting, retaining and motivating its executive officers and key employees. The LTIP is designed to:

-	Recognize and reward the impact of longer-term strategic actions undertaken by executive officers and key employees;

-	Align the interests of Gildan’s executive officers and key employees with its shareholders;

-	Focus executive officers and key employees on developing and successfully implementing the continuing growth strategy of Gildan;

-	Foster the retention of executive officers and key management personnel; and

-	Attract talented individuals to the Company.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Types of Equity Incentives Awarded

The LTIP component of executive compensation described above is granted by the Board pursuant to the Long-Term Incentive Plan (the “LTI Plan” attached as Appendix B), which allows the Board to grant the following types of long-term incentives:

-	Stock options (“Options”);

-	Dilutive restricted share units, which are settled in Common Shares issued from treasury (“Treasury RSUs”); and

-	Non-dilutive restricted share units, which are settled in cash or Common Shares purchased on the open market (“Non-Treasury RSUs”). Non-Treasury RSUs may vest based on time or performance.

•	The Non-Treasury RSUs awarded to executive officers which vest solely upon meeting performance conditions are referred to in this Circular as “PSUs”.

•	The Non-Treasury RSUs which vest solely on the basis of time are referred to in this Circular as “Time-Based RSUs”.

•	Treasury RSUs and Non-Treasury RSUs are referred to in this Circular collectively as “RSUs” and individually as an “RSU”.

The Board has also adopted a Share Appreciation Rights Plan (the “SARs Plan”), allowing for the grant of non-dilutive share appreciation rights (“SARs”) to executive officers and other eligible participants. SARs granted under the SARs Plan will only have value if there is an appreciation in the price of the Common Shares over the vesting period. The value of a SAR generated at vesting, if any, can either be settled in cash or in Common Shares purchased on the open market.

For a more detailed description of the features of the LTI Plan and the SARs Plan, see Appendix B of this Circular. In addition to the purposes described above, LTIP awards help to achieve Gildan’s compensation objectives:

-

Annual LTIP awards, through the use of performance vesting, aim to bring the total compensation received by Gildan’s executive officers to the 75th percentile of the Proxy Reference Group if the Company achieves its maximum performance goals.

-	When applicable, through the use of time vesting for a portion of long-term compensation, annual and one-time LTIP awards support the Company’s objective of retaining executive officers.

Since 2018, to better align the annual LTIP with the Company’s pay-for-performance philosophy and long-term shareholder value creation, the award mix for the CEO, Group Presidents and Executive Vice Presidents was changed from a combination of Options and PSUs to 100% PSUs.

The annual LTIP mix for Messrs. Ward and Bajaj was 50% PSUs and 50% Time-Based RSUs for grants made prior to their respective appointment as President, Sales, Marketing & Distribution and Executive Vice President, CHRO and Legal Affairs.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Determination of Grants

All grants of RSUs, SARs and Options (if any) are approved by the Board, based on the recommendation of the HR Committee after considering the recommendation of the CEO, with the exception that any grant awarded to the CEO is determined and approved independently and without any input from the CEO.

Treasury RSUs, Options and SARs are generally used for one-time awards to create strong alignment with shareholder interests, to attract talented candidates, or for retention purposes. PSUs, or a combination of PSUs and Time-Based RSUs, as applicable, are granted to executive officers on an annual basis as part of the long-term portion of their annual compensation. Annual LTIP award target levels are based on the expected impact of the role of the executive officer on the Company’s performance and strategic development as well as market benchmarking. Previous grants are not taken into account when considering new annual grants, as annual grants are determined by specific guidelines, such as a determined grant value.

At the beginning of fiscal 2021, in preparation for the annual benchmarking exercise, the HR Committee engaged WTW to review the positioning of the total direct compensation of the NEOs compared to the Proxy Reference Group. Based on the results of this review, the following changes were made to the annual LTIP targets:

-	Glenn J. Chamandy’s target was increased from 475% to 480% to position his total direct compensation at the median of the Proxy Reference Group.

-	Chuck J. Ward’s target was adjusted to 110% following his promotion to President, Sales, Marketing & Distribution.

-	Arun D. Bajaj’s target was increased to 100% following his promotion to Executive Vice President, CHRO and Legal Affairs.

-	Messrs. Harries and Masi remained the same.

Accordingly, for fiscal 2021, the target annual LTIP awards were as follows:

Officer	Fiscal 2021 Target Awards (% of Base Salary)	Mix of PSUs and Time-Based RSUs (% of Base Salary) [1]
		PSUs	RSUs

Glenn J. Chamandy	480%	480%	—%

Rhodri J. Harries	250%	250%	—%

Benito A. Masi	200%	200%	—%

Chuck J. Ward	110%	110%	—%

Arun D. Bajaj	100%	100%	—%

[1]	PSUs have the potential to vest at a maximum of 200% of the actual number of PSUs held at the vesting date, if Gildan’s financial performance exceeds the target performance by a certain percentage.

Closing Price on NYSE on Trading Day Following Q4 Financial Release

For the purpose of determining the actual number of PSUs awarded as part of the annual LTIP, the Company uses the closing price of the Common Shares on the NYSE on the trading day following the day of the release of the Company’s fourth quarter financial results. By timing the annual LTIP grants to follow the release of the Company’s results, the HR Committee ensures that the grants occur on a date outside of the quarterly trading blackout period under the Company’s Insider Trading Policy.

Effective as at February 2022, and as described in the section entitled “Base Salary”, the target annual LTIP award as a percentage of base salary for Glenn J. Chamandy is adjusted to 505%. The target annual award as a percentage of base salary for Chuck J. Ward is adjusted to 200% to bring his total direct compensation closer to the median of the Proxy Reference Group. Finally, Arun D. Bajaj’s target annual award is adjusted to 150% bringing his target closer to the other senior executives in recognition of both his contribution and the value of his experience.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

LTIP Vesting Conditions, Performance Measures and Weightings

To encourage a long-term view of performance and to align the interests of executive officers with the interests of shareholders, annual LTIP awards73 have vesting conditions that are based on the criteria described below.

Vesting for PSUs

PSUs awarded to executive officers as part of the annual LTIP cliff-vest at the end of a three-year period. In addition, PSUs can vest at up to two times the actual number of PSUs held at the vesting date, based on the achievement of exceptional performance for the period. This feature aligns the Company’s pay practices with its compensation policy, which is to provide the potential for top quartile total compensation when Company performance is also top quartile.

PSUs awarded in fiscal 2018, 2019, 2020 and 2021 vest fully based on the attainment of the following three long-term strategic performance objectives, which are set based on the Company’s three-year financial forecasts:

Revenue [74]	Revenue is measured as the Company’s annual revenue growth (3-year compounded annual growth rate) for years 2018, 2019 and 2020 and a three-year target for 2021, in line with the strategic plan.

Adjusted EPS [75]

Adjusted EPS is measured as the Company’s annual adjusted earnings per share growth (3-year compounded annual growth rate) for years 2018, 2019 and 2020 and three-year target for 2021 in line with the strategic plan.

RONA [76]	RONA is measured as the Company’s average return on net assets (3-year average) for 2018 to 2021 annual awards.

Each year, the HR Committee approves the strategic performance objectives, along with their weightings and payout level at threshold, target and maximum payout. The Company does not disclose the long-term incentive targets for competitive reasons, as it considers that this information is strategic.

PSUs awarded in fiscal 2019, 2020 and 2021 will vest as follows:

Financial Measure	Weighting	Threshold Payout	Target Payout	Maximum Payout
Revenue	25%	40%	100%	200%
Adjusted EPS	25%	40%	100%	200%
RONA	50%	40%	100%	200%

The measurement period of annual LTIP awards typically begins on the first day of the fiscal period in which the award is granted. For the fiscal 2020 LTIP awards granted in February 2020, the HR Committee amended the performance objectives in October 2020 for the threshold, target and maximum payout levels to align them with the Company’s updated three-year financial forecasts for Revenue, Adjusted EPS, and RONA.

[73]	LTIP Awards consist of PSUs since 2018 and a combination of PSUs and Options prior to 2018.
[74]	Revenue is defined as net sales.
[75]

Adjusted EPS is calculated as Adjusted Net Earnings, divided by the diluted weighted average number of Common Shares outstanding. Please refer to the Company’s MD&A for the year ended January 2, 2022 for additional details on Adjusted Net Earnings and Adjusted EPS.

[76]

RONA is defined as the ratio of Adjusted Net Earnings, excluding net financial expenses and the amortization of intangible assets (excluding software) net of income tax recoveries related thereto, to average net assets for the last five quarters. Net assets are defined as the sum of total assets, excluding cash and cash equivalents, net deferred income taxes, and the accumulated amortization of intangible assets (excluding software), less total current liabilities excluding the current portion of lease obligations. Please refer to the Company’s MD&A for the year ended January 2, 2022 for additional details on RONA.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

PSUs awarded in fiscal 2018 vested based on the following strategic performance objectives and weightings:

Financial Measure	Weighting	Threshold Payout	Target Payout	Maximum Payout
Revenue	33.3%	50%	100%	200%
Adjusted EPS	33.3%	50%	100%	200%
RONA	33.3%	50%	100%	200%

In February 2021, the PSUs granted as part of the fiscal 2018 LTIP, based on actual results achieved, vested at 0%, as none of the performance metrics achieved threshold levels.

Furthermore, in February 2022, the PSUs granted as part of fiscal 2019 LTIP vested at 50%. This was driven solely by EPS performance during the period. Specifically, the Revenue growth target, which was set in 2019, did not achieve the threshold value of 2% growth for the period and did not pay out. Similarly, the RONA metric, which is measured on a 3-year average, was also significantly affected by the pandemic and fiscal 2020 results and did not achieve any improvement on average over the period, therefore not meeting its threshold payout value. Finally, Adjusted EPS, weighted at 25%, exceeded its maximum vesting value set at 10% CAGR for the period and therefore paid out at 200% value. Accordingly, global payouts for the PSUs were at 50%.

Structural Enhancements to Program for 2022

Effective with the awards of February 2022, upon the recommendation of the HR Committee, the Board approved the following structural enhancements to the LTIP metrics and measurement to further align them with shareholder interests.

-	Added TSR in addition to Revenue growth and RONA as key performance measures (weighted 1/3 each);

-	Removed EPS as a performance measure for the LTIP, as it is a constituent of the STIP;

-	Moved towards relative performance targets;

-	Use of the Proxy Reference Group to measure relative performance; and

-	Capped payout under the TSR component to target when TSR is negative, regardless of relative performance.

Furthermore, starting with the 2022 awards, for the RONA measure, a simplified version will be used to allow for accurate and timely retrieval of the performance of the Proxy Reference Group.

Vesting for Options

Options that were granted to executive officers as part of the annual LTIP prior to fiscal 2018 have a term of seven years and are not exercisable prior to the second anniversary of the grant date, with 25% being exercisable on and after each of the second, third, fourth and fifth anniversary of the grant date. As of fiscal 2018, Options are no longer awarded as a part of the annual LTIP grants. Options that are granted as part of special one-time retention awards have specific vesting features that are set forth in individual award agreements. See the section entitled “Special One-Time Awards”.

Vesting for SARs

Since the adoption of the SARs Plan in 2020, SARs have been used solely for a one-time award granted to the CEO in fiscal 2020. The performance vesting features of the SARs are described in the section entitled “Special One-Time Awards”.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Dividends on Outstanding Restricted Share Units

In conjunction with the declaration of its quarterly cash dividend on the Common Shares, the Board also credits the holders of Treasury RSUs and Non-Treasury RSUs with additional RSUs based on the amount of the dividend such holders would have received had their RSUs been Common Shares on the payment date of the dividend. The additional RSUs granted to each RSU holder have the same performance objectives and other terms and conditions as the underlying RSUs. For the purpose of this Circular, these additional RSU grants are referred to as “RSU Dividends”.

Typically, RSU Dividends are awarded each year in April, June, September and December in line with the Board’s quarterly cash dividend policy. In April 2020, given the severity of the economic environment resulting from the COVID-19 pandemic, the Board decided to suspend the Company’s cash quarterly dividend. The quarterly cash dividend was re-instated in May 2021, with the result that three cash dividends of $0.154 per Common Share were paid in fiscal 2021. RSU holders therefore only received three grants of RSU Dividends during fiscal 2021.

The number of RSU Dividends granted to each holder is calculated based on the value of the cash dividend the RSU holder would have received had their RSUs been Common Shares on the payment date of the dividend, divided by the higher of the closing price of the Common Shares on either the TSX or the NYSE expressed in a single currency, converted into the currency of the underlying grant, based on the exchange rate of the Bank of Canada on the business day preceding the payment date of the dividend.

Retirement Policy for the LTIP

Except as otherwise provided in any specific award agreement, LTIP participants, including executive officers, are eligible to benefit from extended vesting conditions for their Options, RSUs and SARs under Gildan’s Retirement Policy, provided certain “Retirement” or “Early Retirement” criteria are met. LTIP participants are eligible for retirement when they reach the age of 55 years, have at least five years of service, and their age plus their number of years of service equals at least 70. LTIP participants are eligible for early retirement when they reach the age of 55 years and have at least five years of service. In both cases, LTIP participants must sign a non-compete and non-solicitation agreement with the Company in order to be eligible for the extended vesting conditions.

As further described in Appendix B of this Circular, when a participant qualifies for retirement, Options granted at least six months before the date of retirement will continue to vest and will remain exercisable until the original expiry date, and Options granted in the last six months will expire immediately. Similarly, RSUs and SARs granted at least six months before the date of retirement will continue to vest over their original vesting period, and RSUs and SARs granted in the last six months will be prorated and the performance portion of the award, if any, will be determined at the end of the original vesting period. When a participant qualifies for early retirement, Options that have vested by the date of early retirement may be exercised until the original expiry date. Options that have not vested will expire immediately, and RSUs and SARs will be prorated and the performance portion of the award, if any, will be determined at the end of the original vesting period.

Securities Authorized for Issuance Under Equity Compensation Plans

As at January 2, 2022, the table below provides the following with respect to the LTIP:

-	The number of securities to be issued upon the exercise of outstanding options, warrants and rights;

-	The weighted-average exercise price of such outstanding options, warrants and rights; and

-	The number of securities remaining available for issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Second Column) (#)

Equity compensation plan approved by security holders

LTIP (Options granted in Canadian dollars)	1,235,845	C$	36.85	132,596	[1]

LTIP (Options granted in US dollars)	1,988,441		$27.21

LTIP (Treasury RSUs)	23,550		n/a

[1]	The Common Shares reserved for issuance under the LTIP are reserved for both the exercise of Options and the vesting of Treasury RSUs.

The Company does not have any equity compensation plans, under which equity securities are authorized for issuance, not previously approved by shareholders.

The table below provides the number of Options and Treasury RSUs granted each year (burn rates) under the LTIP for the fiscal year ended January 2, 2022 and for the two preceding fiscal years expressed as a percentage of the weighted average number of outstanding Common Shares for the applicable fiscal year.

Fiscal Year	Options Burn Rate [1,2]	Treasury RSUs Burn Rate [1,3]

2021	Nil	0.003%

2020	0.70%	nil

2019	Nil	0.009%

[1]

The burn rate is calculated by dividing the number of Options or Treasury RSUs granted during the applicable fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year. It excludes forfeited Treasury RSUs and Options that are available for future grants.

[2]	Options are no longer awarded as part of the annual LTIP grants since fiscal 2018. For Options awarded in fiscal 2020, please refer to the section entitled “Special One-Time Awards”.
[3]	Treasury RSUs are generally used for one-time awards to attract talented candidates or for retention purposes. Since 2018, all Treasury RSUs awarded cliff-vest on the basis of time.

One-Time Special Awards

In November 2020, the Board approved a special one-time performance-based equity award for the CEO valued at $7.8 million in recognition of his key role in leading the Company through the COVID-19 crisis, accelerating the “Back to Basics” strategy, delivering on our executive succession planning objectives and positioning the Company for long-term growth.

This award comprised 850,000 premium-priced Options and 824,406 premium-priced SARs, both of which were structured to vest only when significant share price milestones were achieved. The Options and SARs have an exercise price and SAR grant price of $30.00, which in each case is equal to 113% of the closing price of the Common Shares on the NYSE on November 24, 2020, the last trading day prior to the date of the grant.

For the Options to become exercisable and for the SARs to vest at the levels set forth below at the end of the 3-year period, the daily closing price of the Common Shares on the NYSE of $35.00, $40.00 or $45.00 per share must be achieved and maintained for at least thirty consecutive trading days within the three-year vesting period. Accordingly, from grant date, a 32% share price appreciation is required to achieve minimum vesting and 70% share price appreciation is required to achieve maximum vesting, the latter representing a record value for the Company.

Gildan share price	$30.00	$35.00	$40.00	$45.00

Percentage of award vesting if share price closes for 30 consecutive trading days	0%	50%	75%	100%

Share price increase from day prior to award	13%	32%	51%	70%

Market value created ($ billions)	0.7	1.7	2.7	3.7

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

If these price targets are not met, the Options and SARs will expire at the end of the vesting period. The Options have a term of seven years and will expire in November 2027. At the vesting date, the SARs will be settled in cash or Common Shares purchased on the open market, at the Company’s option. This one-time special performance-based award is not subject to the extended vesting conditions provided in the Retirement Policy for the LTIP.

As of end of fiscal 2021, the first two price hurdles have been met, as Gildan’s share price maintained the $35.00 and $40.00 per share level for at least 30 consecutive trading days. As such, 75% of Mr. Chamandy’s SARs and Options may be exercisable or vest at the end of the 3-year period.

The Board also made special targeted retention awards in November 2020 to retain and provide appropriate incentives to execute the Company’s long-term strategic plans to two senior executive officers. The Executive Vice-President, Chief Financial and Administrative Officer received an award valued at $5.2 million, consisting of 537,255 Options and 125,180 Non-Treasury Time-Based RSUs that vest over a period of three years as follows:

-	50% of the RSUs, representing 25% of the total award, vests on the first anniversary of the award date;

-	The remaining 50% of the RSUs, representing 25% of the total award, vest on the second anniversary of the award date; and

-	The Options, representing 50% of the total award, cliff-vest on the third anniversary of the award date and will expire in November 2027.

The President, Manufacturing received an award valued at $3.0 million consisting of Non-Treasury Time-Based RSUs that vest over a period of three years, with 25% of the award vesting on the first and second anniversary of the award date, respectively, and the remaining 50% of the award vesting on the third anniversary of the award date.

◆	4. Short-Term Incentive Deferral Program

In September 2020, the Board adopted a Short-Term Incentive Deferral Program (the “STIDP”). The STIDP provides executive officers and other eligible participants the opportunity to defer and receive the equivalent of up to 25% of their annual short-term incentive payout (the “Employee Deferral Amount”) and a corresponding Company match (the “Company Match”) in the form of Time-Based RSUs, granted pursuant to the LTI Plan (the “Deferral Award”).

The STIDP aims to:

-	Encourage NEOs and other eligible participants to be part of the Company’s long-term success through increased equity ownership; and

-	Strengthen the link between compensation and performance since the Deferral Award will be subject to share price fluctuation.

The STIDP has the following features:

-	Deferral elections must be made prior to the annual incentive being earned;

-	Deferral Awards will vest after a period of two years and nine months, in order to vest prior to the end of the third deferral year;

-	For participants who elected to defer a portion of their fiscal 2020 annual incentive under the STIP, Deferral Awards were granted at the same time as the annual LTIP awards in March 2021;

-	The Employee Deferral Amount is capped at 25% of the participant’s annual target bonus entitlement.

When a participant leaves the Company for any reason during the vesting period, the portion of the Deferral Award that represents the Employee Deferral Amount will be paid at the termination date. As for the portion of the Deferral Award that represents the Company Match, the payout level depends upon the reason for the termination of employment. If a participant’s employment terminates for any reason during the vesting period, other than due to “Retirement” or “Early Retirement” (as such terms are defined in Gildan’s Retirement Policy), then the portion of the Deferral Award that represents the Company Match will be forfeited. In the event of an Early Retirement, the participant will be entitled to receive a pro rata portion of the Company Match at the end of the vesting period. In the event of a Retirement, the participant will be entitled to receive the full Company Match at the end of the settlement period, except for any Deferral Award granted less than six months prior to the retirement date, in which case the Company Match will be pro-rated.

For fiscal 2021, all of the NEOs elected to defer 25% of their annual short-term incentive bonus payout, with a corresponding Company match in the form of Time-Based RSUs granted pursuant to the LTI Plan.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

◆	5. Executive Benefits and Perquisites

The Company’s executive officer benefits program includes life, medical, dental and disability insurance and a healthcare spending account, as applicable. This program also includes out-of-country emergency services in medical or personal security situations and a critical illness coverage for the CEO. Senior executive officers are credited annually with a perquisite account. The account is debited based on the actual costs of perquisites. Any unused balance at the end of the year is paid in cash. The perquisite account may be used for perquisites such as club memberships, personal insurance, health services or financial counseling. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations. From time to time, the HR Committee engages its compensation consultant to conduct a compensation review of the perquisites paid to executive officers to ensure they are comparable to market surveys. Effective March 1, 2021, Messrs. Ward and Bajaj ceased to be entitled to a monthly car allowance and became entitled to the perquisite account as a result of their promotion, to the position of President, Sales, Marketing and Distribution and Executive Vice President, CHRO and Legal Affairs, respectively.

◆	6. Retirement Benefits

Under the Company’s retirement savings program, Glenn J. Chamandy, Rhodri J. Harries, Arun D. Bajaj and all other Canadian salaried employees receive, under the Deferred Profit Sharing Plan (“DPSP”), an amount equal to their contribution to their Registered Retirement Savings Plan (“RRSP”), up to a maximum of 5% of their annual base salary. In addition, should the Company’s contribution result in a total contribution made by the employee, or on behalf of the employee, in excess of the limit prescribed under Canadian law, the additional amount is credited under the Supplemental Executive Retirement Plan (“SERP”), which is an unfunded plan. For Benito A. Masi, the 5% Gildan contribution is fully credited under his SERP account.

Prior to his relocation to Barbados, Chuck J. Ward received from the Company an amount equal to 50% of his own contributions under the Company’s 401(k) program, up to a maximum of 3% of his annual base salary or up to the maximum amount determined by the US government. He was also credited by the Company under the US SERP with an amount equal to 2% of his annual base salary and short-term incentive payout. Effective as of his relocation to Barbados, Mr. Ward ceased to participate in the US program and 5% of his base salary is credited under the Barbados Supplemental Savings Plan (“SSP”), which is an unfunded plan.

The following table presents the value accumulated under the above-mentioned retirement savings programs for each of the NEOs as of the beginning and end of fiscal 2021:

Officer	Accumulated Value at Start of Year [1] ($)	Compensatory [2] ($)	Accumulated Value at Year-End [1,3] ($)

Glenn J. Chamandy	1,661,003	61,802	2,137,924

Rhodri J. Harries	306,934	39,650	447,984

Benito A. Masi	770,494	30,406	925,418

Chuck J. Ward	576,295	26,527	713,061

Arun D. Bajaj	37,333	22,604	78,788

[1]

“Accumulated Value at Start of Year” and “Accumulated Value at Year-End” correspond to the sum of the balances in the following accounts of each Named Executive Officer: RRSP, DPSP and SERP (other than for Chuck J. Ward, whose accumulated value corresponds to the sum of the balances in his accounts from the Company’s 401(k), SERP and SSP programs, as applicable).

[2]	“Compensatory” refers to the Company’s contributions under all the above-mentioned accounts.
[3]	“Accumulated Value at Year-End” has been calculated as of December 31, 2021, when contributions are allocated and returns calculated.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Named Executive Officers’ Compensation

Summary Compensation Table

The Summary Compensation table set forth below shows compensation information for the NEOs during the fiscal years 2021, 2020 and 2019. All amounts are in US dollars and any applicable amounts in other currencies have been converted to US dollars.

For compensation related to previous years, please refer to the Company’s management information circulars filed with Canadian securities commissions and available at www.sedar.com or filed with the US Securities and Exchange Commission and available at www.sec.gov.

							Non-Equity Incentive Plan Compensation

Name and Principal Position	Year	Salary [1]	Share-Based Awards [2]		Option-Based Awards [3]		Annual Incentive Plans	Long-Term Incentive Plans	Pension Value [4]	All Other Compensation [5]		Total Compensation
		($)	($)		($)		($)	($)	($)	($)		($)

Glenn J. Chamandy President and Chief Executive Officer	2021	1,242,308	6,458,636	[6]	—		3,726,923	N/A	61,802	114,694	[13]	11,604,363
	2020	1,068,462	5,699,980		7,809,429	[7]	1,834,615	N/A	56,625	115,150		16,584,260
	2019	1,200,000	5,399,970		—		360,000	N/A	60,958	113,976		7,134,904

Rhodri J. Harries Executive Vice-President, CFO and CAO	2021	796,154	2,148,070	[6]	—		1,194,231	N/A	39,650	—		4,178,105
	2020	660,048	3,949,983	[8]	2,599,997	[9]	566,170	N/A	33,111	—		7,809,309
	2019	666,538	1,249,971				99,981	N/A	33,850	—		2,050,340

Benito Masi President, Manufacturing	2021	615,231	1,350,645	[6]			922,846	N/A	30,406 [12]	231,171	[14]	3,150,299
	2020	534,231	4,199,978	[10]			458,653	N/A	27,547	207,668		5,428,077
	2019	595,833	1,149,993				89,375	N/A	30,231	231,803		2,097,235

Chuck J. Ward President, Sales, Marketing & Distribution	2021	534,615	685,208	[6]			795,000	N/A	26,527	142,261	[15]	2,183,611
	2020	380,497	187,498				222,986	N/A	20,850	—		811,830
	2019	370,769	174,980				51,908	N/A	26,160	—		623,817

Arun D. Bajaj Executive Vice President, CHRO and Legal Affairs	2021	459,563	541,785	[6]			683,582	N/A	22,604	—		1,707,534
	2020	379,208	345,698				265,446	N/A	17,021	—		1,007,373
	2019	69,656 [16]	514,605	[11]			—	N/A	3,143	—		587,404

[1]

The amounts represent the earned salary received by each NEO in the applicable fiscal year or other circumstances. The annualized base salary may differ due to the timing of salary increases during the year or other circumstances. Fiscal 2020 was 53 weeks and base salaries were temporarily reduced as part of the Company-wide cash preservation measures described in the Fiscal 2020 Circular. The annualized base salary for the most recently completed fiscal year is also presented in the section entitled “Base Salary”.

[2]

The amount included in “Share-Based Awards” is the aggregate value of annual LTIP awards, one-time awards, when applicable, and starting fiscal 2021, the Company Match of awards made pursuant to the STIDP. The number of PSUs for annual grants (or the number of Time-Based RSUs and PSUs, for 2019 and 2020 in the case of Mr. Ward and for 2020 in the case of Mr. Bajaj) is determined by dividing the target award by the value of the closing price of the Common Shares on the NYSE on the last trading day before the grants, which was $30.37 for the grant of March 1, 2021, $27.34 for the grant of February 24, 2020 and $35.08 for the grant of February 22, 2019. The value of the award is determined by multiplying the number of PSUs awarded by the closing price of the Common Shares on the NYSE and by the closing price on the TSX for 2020 in the case of Mr. Bajaj. The number of RSUs for the Company Match under the STIDP is determined based on value of the deferred amount divided, in the case of Messrs. Chamandy, Harries, Masi and Ward, by the value of the closing price of the Common Shares on the NYSE on the last trading day before the grants, which was of $30.37 for the grants of March 1, 2021, and, in the case of Mr. Bajaj, by the value of the closing price on the TSX on the last trading day before the grants, which was of C$38.67 for the grants of March 1, 2021.

[3]	As described in the section entitled “Long-Term Incentives,” effective 2018, the Company no longer awards Options as part of the annual grants under the LTIP.
[4]	“Pension Value” only includes employer contributions.
[5]

“All Other Compensation” represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more or are equivalent to 10% or more of a Named Executive Officer’s total salary for the applicable fiscal year. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each NEO when applicable.

[6]

Messrs. Chamandy, Harries, Masi, Ward and Bajaj elected to defer a portion of their fiscal 2020 short-term incentive payout as described in the section entitled “Short-Term Incentive Deferral Program”. As such, the amounts reported for fiscal 2021 include the Company Match for Messrs. Chamandy, Harries, Masi, Ward and Bajaj of a value of $458,647, $148,084, $114,646, $80,237 and $66,798, respectively.

[7]

This amount includes the one-time grant of 850,000 premium-priced Options and 824,406 premium-priced SARs, as described in the section entitled “One-Time Special Awards”. Both the Options and the SARs cliff-vest on November 24, 2023 and their vesting percentage is subject to the attainment of specific share price hurdles during the three-year vesting period. As such, the Options and SARs will vest at specific levels if certain share prices are achieved and maintained on the NYSE for 30 consecutive trading days (the awards will vest at 100%, 75% and 50% based on the price hurdles of $45.00, $40.00 and $35.00 respectively). The Options have an exercise price of $30.00 and a term of seven (7) years and the SARs can be settled in cash or in Common Shares, at the Company’s option, based upon the excess value between the share price as of vesting date and $30.00. The compensation value of the Options and SARs is based on a Black-Scholes valuation model and uses

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

the same fair value of 17.6%. The calculation is based on the following assumptions: (i) term of 7 years, (ii) expected life of 5 years, (iii) risk-free interest rate of 0.40%, (iv) expected volatility (5-year) of 36.91% and (v) expected dividend yield of 2.42%. The fair accounting value of the Options and the SARs is $8,460,964. The volatility assumptions used to calculate the grant date fair value of the award differ from those used to calculate their accounting fair value, but are consistent with assumptions used for compensation value purposes.

[8]

This amount includes a one-time grant of Non-Treasury RSUs, as described in the section entitled “One-Time Special Awards”. This grant of 125,180 Non-Treasury RSUs vests in two tranches of 50% each. The first tranche vested as at November 1, 2021 and the second tranche vests on November 1, 2022. The award is subject to the vesting conditions described in the section entitled “LTIP Vesting Conditions, Performance Measure and Weightings” with the exception that it is not subject to the extended vesting conditions provided in the Retirement Policy for LTIP. The value of this grant is $2,599,989 based on the October 30, 2020 closing price of the Common Shares on the NYSE of $20.77.

[9]

This amount is the one-time grant of Options, as described in the section entitled “One-Time Special Awards”. This grant of 537,255 Options cliff-vests as at November 1, 2023 and has a maximum term of 7 years and an exercise price of $20.77. Its value was established using a Black-Scholes factor of 23.3% calculated based on the following assumptions: (i) term of 7 years, (ii) expected life of 5 years, (iii) risk-free interest rate of 0.38%, (iv) expected volatility (5-year) of 36.21% and (v) expected dividend yield of 2.97%. The value of this grant is $2,599,997.

[10]

This amount includes a one-time grant of Non-Treasury RSUs, as described in the section entitled “One-Time Special Awards”. This grant of 144,439 Non-Treasury RSUs vests in three tranches of 25%, 25% and 50%, respectively. The first tranche vested as at November 1, 2021, the second tranche vests as at November 1, 2022, and the third tranche vests as at November 1, 2023. The award is subject to the vesting conditions as described in the section entitled “LTIP Vesting Conditions, Performance Measure and Weightings” with the exception that it is not subject to the extended vesting conditions provided in the Retirement Policy for LTIP. The value of this grant is $2,999,998 based on the October 30, 2020 closing price of the Common Shares on the NYSE of $20.77.

[11]

This amount represents an award of 10,000 Treasury RSUs vesting on October 31, 2024 and 10,000 Non-Treasury RSUs vesting on October 31, 2022, awarded as part of Mr. Bajaj’s hire agreement. Both awards have a grant price of C$33.65.

[12]

Amounts for Benito A. Masi’s SERP account are recorded in Canadian dollars on a monthly basis using the monthly average rate of the Bank of Canada and converted to US dollars using the Bank of Canada rate on December 31, 2021, the last trading day of fiscal 2021, of 1.2678.

[13]	This amount includes $65,490 for a critical illness policy for fiscal 2021.
[14]	This amount includes $153,750 for an expatriate international allowance.
[15]	This amount includes $52,500 for expatriate housing costs.
[16]	Arun D. Bajaj was hired on October 21, 2019. This amount represents the prorated portion of his base salary from his hiring date up to the end of fiscal 2019. His annual base salary was C$475,000.

To demonstrate the link between NEO compensation and Company performance, the following table shows the total cost of compensation to the NEOs as a percentage of the Company’s net income (loss) after tax and as a percentage of the equity market capitalization for fiscal 2021 and 2020:

Fiscal Year	Total Cost of Compensation to NEOs [1] ($)	Total Cost of Compensation to NEOs/Total Net Earnings (Loss) (%)	Total Cost of Compensation to NEOs/Total Equity Market Capitalization (%)

2021	36,710,157	6.0	0.4

2020	7,446,083	(3.3)	0.1

[1]

The “Total Cost of Compensation to Named Executive Officers” represents the total compensation cost for the applicable NEOs recognized in the Company’s net earnings for fiscal 2021 and fiscal 2020 in accordance with International Financial Reporting Standards. The amounts recognized in net earnings for NEO compensation, other than Share-Based Awards, consist of the sum of the amounts under the columns “Salary,” “Non-Equity Incentive Plan Compensation,” “Pension Value” and “All Other Compensation”. The amounts recognized in net earnings for NEO Share-Based compensation are based on the recognition of the total compensation cost of Share-Based Awards over their vesting periods, in accordance with the Company’s accounting policy for Share-Based payments as disclosed in note 3 to the Company’s consolidated financial statements for the fiscal year ended January 2, 2022.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Short-Term Incentive Plan Awards

In fiscal 2021, actual STIP payouts as a percentage of base salary, and actual awards paid were as follows:

Officer	Target Payout as a Percentage of Salary	Payout Rate as a Percentage of Salary (Up to 2x Target)	Actual Payout as a Percentage of Salary	Actual Award

Glenn J. Chamandy	150%	0-300%	300%	$3,726,923

Rhodri J. Harries	75%	0-150%	150%	$1,194,231

Benito A. Masi	75%	0-150%	150%	$ 922,846

Chuck J. Ward [1]	70%/75%	0-140%/0-150%	148%	$ 795,000

Arun D. Bajaj [1]	70%/75%	0-140%/0-150%	148%	$ 683,582

[1]

Target payout as a percentage of salary for Chuck J. Ward and Arun D. Bajaj was 70% for the period from January 4, 2021 to February 28, 2021 and was of 75% for the remainder of the year effective as of the date of their respective promotions (March 1, 2021.)

For the portion of the award that is tied to financial metrics, in light of the Company’s strong recovery and record fiscal 2021 revenues, at $2,923 million, and record Adjusted diluted EPS77 at $2.72, excluding the benefit of share repurchases, both components achieved maximum payout at 200% of target values. In this regard, performance was significantly above respective maximum payout values of $2,475 million for revenues and $1.47 Adjusted diluted EPS which were set against improvement on 2020 actual revenues of $1,981 million and an Adjusted diluted EPS loss of $0.18.

For the portion of the award that is tied to individual strategic objectives, Messrs. Chamandy, Harries, Masi, Ward and Bajaj all achieved 100%. Under the Short-term incentive program, when the financial portion exceeds target, it serves as a multiplier to the individual portion.

Based on the results described above, the short-term incentive payout to NEOs for fiscal 2021 were 200% of the target payouts, as described in the table above.

Long-Term Incentive Plan Awards

The following table presents the total value of annual LTIP awards granted and still outstanding to NEOs in fiscal 2021:

Officer	Grant Date	Base Salary at Grant Date	Target Awards (% of Base Salary) [1]	Mix of PSUs and Time- Based RSUs (% of Base Salary)		Value of PSUs and Time-Based RSUs Granted [2]		Total Value
				PSUs	Time- Based RSUs	PSUs [3]	Time- Based RSUs

Glenn J. Chamandy	March 1, 2021	$1,250,000	480%	480%	0%	$5,999,988	0%	$5,999,988

Rhodri J. Harries	March 1, 2021	$ 800,000	250%	250%	0%	$1,999,986	0%	$1,999,986

Benito A. Masi	March 1, 2021	$ 618,000	200%	200%	0%	$1,235,998	0%	$1,235,998

Chuck J. Ward	March 1, 2021	$ 550,000	110%	110%	0%	$604,970	0%	$604,970

Arun D. Bajaj	March 1, 2021	$ 475,000	100%	100%	0%	$474,987	0%	$474,987

[1]	The target for annual LTIP awards does not include the Company’s match of awards made pursuant to the STIDP.

[77]

This is a non-GAAP ratio. This measure does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to a similar measure presented by other companies. Please refer to section 17.0 “Definition and reconciliation of non-GAAP financial measures” of the Company’s MD&A for the year ended January 2, 2022 (which section is incorporated by reference herein), which was filed on February 24, 2022, and is available at www.sedar.com, for an explanation of the composition of this non-GAAP ratio, an explanation of how this non-GAAP ratio provides useful information to investors and the additional purposes for which management uses this non-GAAP ratio.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

[2]	For the calculation methodology, please refer to footnote two in the Summary Compensation Table.
[3]	PSUs have the potential to vest at a maximum of 200% of the actual number of PSUs held at the vesting date.

During fiscal 2021, an aggregate of 593,984 Non-Treasury RSUs and PSUs were granted to executive officers and key employees under the LTIP, representing, in the aggregate, 0.30% of the weighted average number of outstanding Common Shares for the fiscal year.

Value Vested or Earned During the Year

The following table shows the value of incentive plan awards that vested or were earned for each NEO during the fiscal year ended January 2, 2022:

Officer	Option-Based Awards – Value Vested During the Year [1]	Share-Based Awards – Value Vested During the Year [2]		Non-Equity Incentive Plan Compensation – Value Earned During the Year (short-term incentive)

Glenn J. Chamandy	$2,365,157			$3,726,923

Rhodri J. Harries	$635,097	$2,370,532	[3]	$1,194,231

Benito A. Masi	$526,437	$1,367,646	[4]	$ 922,846

Chuck J. Ward	—	$70,769		$ 795,000

Arun D. Bajaj	—			$ 683,582

[1]

“Option-Based Awards Value Vested During the Year” represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date (or the most recent preceding trading day where such vesting date is a non-trading day), based on the difference between the exercise price and the closing price of the Common Shares on the NYSE for the fiscal 2017 awards and on the TSX for the fiscal 2016 awards. The vesting of a tranche may occur on different dates in consideration of the original grant date of each award. Accordingly, for the November 6, 2021 vesting, the closing price of the Common Shares on the NYSE was $40.37. For the November 7, 2021 vesting, the closing price of the Common Shares on the TSX was C$50.22. The Company has discontinued annual awards of Options since fiscal 2018.

[2]

“Share-Based Awards Value Vested During the Year” represents the aggregate value of the Time-Based RSUs and PSUs granted on February 26, 2018 as part of the fiscal 2018 annual LTIP awards and the vesting value of a tranche (or in full, as applicable) of a special award. The PSUs and RSUs granted as part of the annual awards of fiscal 2018, vested at a factor of 0% for Messrs. Chamandy, Harries and Masi, and at an aggregate of 50% for Mr. Ward, as his PSUs vested at 0% and his Time-Based RSUs vested at 100%. The value is calculated by multiplying the number of vesting Time-Based RSUs or PSUs, as applicable, held by the NEO at the vesting date, by the closing price of the Common Shares on the NYSE on the vesting date, which was $31.30 on February 25, 2021.

[3]

Includes an amount of $2,370,532 corresponding to the first tranche of the Non-Treasury RSUs granted on November 2, 2020 and further described in the section entitled “One-Time Special Awards” which vested on November 1, 2021. The original award was 62,590 RSUs and between the grant date and the vesting date, 540 RSU Dividends were granted in respect to this award. The value of the vested award was determined using the price of $37.55, the closing price of the Common Shares on the NYSE on November 1, 2021.

[4]

Includes an amount of $1,367,646 corresponding to the first tranche of the Non-Treasury RSUs granted on November 2, 2020 and further described in the section entitled “One-Time Special Awards”, which vested on November 1, 2021. The original award was 36,110 RSUs and between the grant date and the vesting date, 312 RSU Dividends were granted in respect to this award. The value of the vested award was determined using the price of $37.55, the closing price on the NYSE on November 1, 2021.

Options Exercised During the Year

During fiscal 2021, the NEOs exercised the following Options:

Officer	Number of Options Exercised (#)	Option Exercise Price ($)	Gain Realized [1] ($)

Benito A. Masi	41,722	C$ 30.46	463,900

[1]

The gain realized is calculated based on the difference between the market value of the Common Shares on the TSX upon exercise and the exercise price of the Options, multiplied by the number of exercised Options, converted to US dollars based on the Bank of Canada exchange rate as at December 31, 2021, the last trading day of fiscal 2021, of 1.2678.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all Option-Based and Common Share-Based Awards outstanding to NEOs as at January 2, 2022, the last day of fiscal 2021:

Officer	Option-Based Awards							Share-Based Awards
	Issuance Date	Number of Securities Underlying Unexercised Options [1]		Option Exercise Price		Option Expiration Date	Value of Unexercised In-the- Money Options [2]	Issuance Date	Number of Shares or Units of Shares that Have Not Vested [1,3]		Market or Payout Value of Share- Based Awards That Have Not Vested [4]	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed

Glenn J. Chamandy	Nov 25, 2020	850,000	[5]	US$	30.00	Nov 24, 2027	7,898,625	Mar 1, 2021	30,580	[10]	1,296,286
	Nov 25, 2020	824,406	[6]	US$	30.00	Nov 24, 2023	7,660,793	Mar 1, 2021	200,028		8,479,187
	Nov 6, 2017	393,952		US$	29.01	Nov 5, 2024	5,271,078	Feb 24, 2020	213,673		9,057,598
	Nov 7, 2016	275,439		C$	33.01	Nov 6, 2023	4,479,849	Feb 25, 2019	160,224	[11]	6,791,895
	Nov 16, 2015	295,920		C$	38.01	Nov 15, 2022	3,645,899
	Oct 6, 2014	42,759	[7]	C$	30.46	Mar 9, 2022	781,453

Rhodri J. Harries	Nov 2, 2020	537,255	[8]	US$	20.77	Nov 1, 2027	11,615,453	Mar 1, 2021	9,872	[10]	418,474
	Nov 6, 2017	94,384		US$	29.01	Nov 5, 2024	1,262,858	Mar 1, 2021	66,675		2,826,353
	Nov 7, 2016	108,155		C$	33.01	Nov 6, 2023	1,759,076	Nov 2, 2020	63,371	[12]	2,686,297
	Nov 16, 2015	87,148		C$	38.01	Nov 15, 2022	1,073,712	Feb 24, 2020	50,606		2,145,188
	Aug 17, 2015	282,737	[9]	C$	42.27	Aug 16, 2025	2,533,438	Feb 25, 2019	37,088	[11]	1,572,160

Benito A. Masi	Nov 6, 2017	90,280		US$	29.01	Nov 5, 2024	1,207,946	Mar 1, 2021	7,644	[10]	324,029
	Nov 7, 2016	79,571		C$	33.01	Nov 6, 2023	1,294,174	Mar 1, 2021	41,205		1,746,680
	Nov 16, 2015	64,116		C$	38.01	Nov 15, 2022	789,945	Nov 2, 2020	109,680	[13]	4,649,335
								Feb 24, 2020	44,983		1,906,829
								Feb 25, 2019	34,121	[11]	1,446,389

Chuck J. Ward								Mar 1, 2021	5,348	[10]	226,702
								Mar 1, 2021	20,168		854,922
								Feb 24, 2020	7,028		297,917
								Feb 25, 2019	5,190	[11]	220,004

Arun D. Bajaj								Mar 1, 2021	4,432	[10]	187,481
								Mar 1, 2021	15,835		671,246
								Feb 24, 2020	12,458		526,994
								Nov 1, 2019	10,290	[14]	435,284
								Nov 1, 2019	10,290	[14]	435,284

[1]

The “Number of Securities Underlying Unexercised Options” and the “Number of Shares or Units of Shares That Have Not Vested” (Treasury RSUs, Time-Based RSUs, PSUs and RSU Dividends) represent all awards outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year. The number of PSUs shown is at target (100% vesting).

[2]

“Value of Unexercised In-the-Money Options” at fiscal year-end is calculated based on the difference between the closing price of the Common Shares on the NYSE or the TSX, as applicable, as at December 31, 2021, the last trading day prior to the fiscal year-end, of $42.39 and C$53.63 respectively, and the exercise price of the Options, multiplied by the number of unexercised Options, expressed in US dollars. The aggregate value was converted to US dollars using the Bank of Canada rate on December 31, 2021, the last trading day of fiscal 2021, of 1.2678. The special one-time performance award of Mr. Chamandy, consisting of Options and SARs, is calculated with the closing price on December 31, 2021, the last trading day of fiscal 2021, and the vesting percentage achieved upon meeting the performance vesting conditions. As at January 2, 2022, 75% of the performance conditions were met.

[3]

“Number of Shares or Units of Shares that Have Not Vested” all grants of RSU Dividends made during fiscal 2021. Glenn J. Chamandy was awarded 376, 2,465, 2,634 and 1,975 RSU Dividends in respect of his awards granted on March 1, 2021 (2), February 24, 2020, and February 25, 2019 respectively. Rhodri J. Harries was awarded 120, 821, 1,321, 624, and 457 RSU Dividends in respect of his awards granted on March 1, 2021 (2), November 2, 2020, February 24, 2020 and February 25, 2019, respectively. Benito A. Masi was awarded 94, 507, 1,663, 555, and 420 RSU Dividends in respect of his awards granted on March 1, 2021 (2), November 2, 2020, February 24, 2020 and February 25, 2019, respectively. Chuck J. Ward was awarded 64, 248, 86 and 64 RSU Dividends in respect of his awards granted on March 1, 2021 (2), February 24, 2020 and February 25, 2019, respectively. Arun D. Bajaj was awarded 52, 195, 152, 125 and 125 RSU Dividends in respect of his awards granted on March 1, 2021 (2), February 24, 2020 and November 1, 2019 (2) respectively.

[4]

“Market or Payout Value of Share-Based Awards That Have Not Vested”, expressed in US dollars, is determined at target (100%) by multiplying the number of RSUs (Treasury RSUs, Time-Based RSUs, PSUs and RSU Dividends) held at fiscal year-end, by the closing price of the Common Shares on the NYSE or the TSX, as applicable, on December 31, 2021, the last trading day prior to the fiscal year-end of US$42.39 and C$53.63, respectively. At maximum vesting, the PSUs granted on March 1, 2021 to Messrs. Chamandy, Harries, Masi, Ward and Bajaj would have payout values of $16,958,374, $5,652,706, $3,493,360, $1,709,844 and $1,342,492, respectively. At maximum vesting, the PSUs (and inclusive of Time-Based RSUs in the case of Messrs. Ward and Bajaj) granted on February 24, 2020 to Messrs. Chamandy, Harries, Masi, Ward and Bajaj would have payout values of $18,115,196, $4,290,376, $3,813,658, $446,876 and $790,491, respectively. At maximum vesting, the

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

PSUs (and inclusive of Time-Based RSUs in the case of Mr. Ward) granted on February 25, 2019 to Messrs. Chamandy, Harries, Masi and Ward would have payout values of $13,583,790, $3,144,320, $2,892,778 and $330,006, respectively.

[5]	This is the one-time award of Options described in the section entitled “One-Time Special Awards”.
[6]	This is the one-time award of SARs described in the section entitled “One-Time Special Awards”.
[7]

As at March 8, 2022, this Options award remains outstanding as its expiry date fell during a trading blackout period. As per LTIP plan provisions in such a case, the remaining Options can be exercised during the first ten (10) trading days following the lifting of the trading blackout.

[8]	This is the one-time award of Options described in the section entitled “One-Time Special Awards”.
[9]

This award of Options was part of Mr. Harries’ hire agreement and is further described in the Summary Compensation Table of the Company’s management information circular dated March 9, 2016. This award has a term of 10 years.

[10]

This is the award made pursuant to the STIDP, as further described in the section entitled “Short-Term Incentive Deferral Program”. Half of the award is the deferred portion of the NEO’s fiscal 2020 short-term incentive payout and half represents the Company Match.

[11]	This award vested at a factor of 50% on February 25, 2022.
[12]	This is the one-time award of Non-Treasury RSUs described in the section entitled “One-Time Special Awards”.
[13]	This is the one-time award of Non-Treasury RSUs described in the section entitled “One-Time Special Awards”.
[14]	This award is described in footnote 11 of the Summary Compensation Table.

Other Compensation Information

Termination of Employment and Change of Control

The Company has entered into employment agreements (the “Employment Agreements”) and change of control agreements (the “Change of Control Agreements”) with Messrs. Chamandy, Harries, Masi, Ward and Bajaj to provide them with certainty as to their employment conditions and benefits, including in the event of termination without cause and a change of control.

Employment Agreements

The Employment Agreements provide that the Company will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Company’s policies.

The Employment Agreements have an indefinite term. Nonetheless, the Company may terminate the employment of the executive upon death, disability, breach of the Employment Agreement or for cause without making any severance payments. In addition, the executive may terminate his employment at any time upon at least six months’ written notice in the case of Mr. Chamandy and upon at least two months’ written notice in the case of Messrs. Harries, Masi, Ward and Bajaj.

Each Employment Agreement provides that if the Company terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to the following amounts, subject to applicable withholdings:

-

An amount equal to 36 months’ base salary in the case of Mr. Chamandy and 24 months’ base salary in the case of Messrs. Harries, Masi, Ward and Bajaj (in each case the “Termination Period,”) paid out, at the executive’s option, either as a one-time payment or as monthly installments covering the applicable Termination Period. In the case of Messrs. Chamandy, Harries, Masi, Ward and Bajaj, an amount equal to the target bonus established under the annual incentive plan in effect at the time of termination for the duration of the applicable Termination Period.

-	Any unpaid earned and/or accrued bonus.

-

In the case of Messrs. Chamandy, Harries, Masi, Ward and Bajaj, continuation of group insurance benefits and executive medical benefits (except short-term and long-term disability) for the applicable Termination Period, ceasing upon new employment, if earlier.

-

The right to exercise all vested Options within 180 days following termination of employment in the case of Mr. Chamandy and within 90 days following termination of employment in the case of Messrs. Harries and Masi. Mr. Chamandy also has the right to exercise all Options that subsequently vest within such 180-day period. Messrs. Chamandy and Harries also have the right to a pro-rata number of Options, and SARs in the case of Mr. Chamandy, granted as part of their special one-time awards should the termination event occur during the vesting period. In such a case, the Options would be exercisable as of the original vesting date until the expiry date and the SARs, in the case of Mr. Chamandy, would vest on the original vesting date. For Mr. Chamandy, the vesting of both Options and SARs shall nonetheless be subject to the performance vesting conditions.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

-

For Messrs. Chamandy, Harries, Masi, Ward and Bajaj, the right to redeem all PSUs on a pro-rated basis at target. All other RSU awards, as applicable, vest in accordance with the terms of the LTI Plan and their corresponding award agreements. Mr. Chamandy also has the right to receive all RSUs which vest within 180 days following the termination date.

-	The payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

Furthermore, the Employment Agreements provide that each NEO may not, directly or indirectly, (i) solicit any of the Company’s customers for the purpose or intent of selling them any products which are similar or otherwise competing with the Company’s products or (ii) induce, entice or otherwise attempt to directly or indirectly hire or engage any of the Company’s employees, for a period of time following such executive’s termination of employment with the Company, which is 36 months in the case of Mr. Chamandy, and 18 months in the case of Messrs. Harries, Masi, Ward and Bajaj.

Change of Control Agreements

Pursuant to the Change of Control Agreements with Messrs. Chamandy, Harries, Masi, Ward and Bajaj, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Company until the earliest of:

-	365 days from the date of the potential change of control;

-	His termination of employment by death or disability or, in the case of Messrs. Harries, Masi, Ward and Bajaj, by death, disability or for cause; or

-	His termination of employment by the Company without cause or by the executive with good reason.

The Change of Control Agreements also provide that if a change of control occurs and the Company terminates the employment of the executive without cause, or a change of control occurs and the executive terminates his employment for good reason, during a period of 24 months commencing on the date the change of control occurs, then the executive will be entitled to the following amounts, subject to applicable withholdings:

-	An amount equal to the executive’s full base salary through the date of termination.

-	An amount equal to 36 months’ base salary in the case of Mr. Chamandy and 24 months’ base salary in the case of Messrs. Harries, Masi, Ward and Bajaj (in each case the “Severance Period”).

-	A one-time payment in lieu of the participation in the annual incentive plan, calculated at target for the applicable Severance Period.

-	Any unpaid earned and/or accrued bonus.

-

All outstanding Options, except for the one-time awards as described below, will be deemed to have vested at the date of termination of the executive’s employment and will be exercisable for a period of 12 months.

-

All outstanding RSUs will be deemed to have vested at the date of termination of the executive’s employment and the applicable performance results will be based on actual performance between the date of grant and the date of change of control.

-

The special awards of Options for Mr. Harries and both Options and SARs in the case of Mr. Chamandy will vest in their entirety upon the occurrence of a change of control. In the case of Mr. Chamandy, the vesting shall nonetheless be subject to the performance vesting conditions, determined as at the date of the change of control.

-	Continuation of the same level of insurance benefits for the applicable Severance Period, ceasing upon new employment, if earlier.

-	Any earned but unused vacation days.

-

Notwithstanding the foregoing, in the case of Mr. Chamandy, if he resigns at the earliest one year following the change of control but at the latest two years following the change of control, then he will be entitled to all of the benefits listed above.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Death and Disability

In the case of death or permanent disability, all outstanding Options, with the exception of one-time awards as described below, and RSUs will vest in full and may be exercised by the NEO or his estate, as the case may be, for a period of twelve months.

In addition, the payout for the performance portion of outstanding RSUs (including PSUs) will be at target at the time of death or termination due to disability.

Messrs. Chamandy and Harries, or their respective estates as the case may be, also have the right to a pro-rata number of Options, and SARs in the case of Mr. Chamandy, granted as part of their special one-time awards should death or permanent disability occur during the vesting period. In such case, the Options would be exercisable as of the original vesting date until the expiry date and the SARs, in the case of Mr. Chamandy, would vest on the original vesting date. For Mr. Chamandy, the vesting of both the Options and the SARs shall nonetheless be subject to the performance vesting conditions.

The following table shows the estimated incremental payments triggered pursuant to the termination of employment of a NEO in accordance with the termination provisions described above:

Officer	Termination without Cause [1]	Change of Control [1,2]	Death [1,2]	Disability [1,2]

Glenn J. Chamandy	$29,777,690	$50,818,441	$31,387,094	$31,387,094

Rhodri J. Harries	$12,520,410	$23,985,311	$14,064,602	$14,064,602

Benito A. Masi	$7,366,956	$12,264,314	$10,051,221	$10,051,221

Chuck J. Ward	$2,604,563	$3,352,335	$1,372,843	$1,372,843

Arun D. Bajaj	$2,502,643	$3,743,563	$2,068,807	$2,068,807

[1]

The termination values are calculated based on the following assumptions: (i) the triggering event took place on January 2, 2022, the last day of fiscal 2021; (ii) share/option-based award values are calculated based on the closing price on the TSX on December 31, 2021, the last trading day of fiscal 2021 of C$53.63 and on the closing price on the NYSE on December 31, 2021 of $42.39, as applicable; (iii) the special one-time performance award of Mr. Chamandy is calculated with a factor of 75%, the vesting factor attained as at January 2, 2022; (iv) values of earned/unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination; and (v) PSUs are calculated as if the vesting occurred at 100%, however, PSUs have the possibility to vest within a range of 0-200% depending on actual results. All Canadian dollar amounts were converted to US dollars using the Bank of Canada rate on December 31, 2021, the last trading day of fiscal 2021, of 1.2678.

[2]	Unvested Options are calculated based on the assumption that the exercise occurs on January 2, 2022, regardless of the number of days allowed to exercise them.

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ITEM 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Summary

The HR Committee is satisfied that the Company’s current executive officer compensation policies, programs and levels of compensation as disclosed in the section entitled “Compensation Discussion and Analysis” of this Circular are aligned with the Company’s performance and reflect competitive market practices. Members of the HR Committee will be available to answer questions relating to the Company’s executive compensation matters at the Meeting.

Submitted by the Compensation and Human Resources Committee on March 8, 2022.

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ITEM 3: APPOINTMENT OF AUDITORS

ITEM 3: APPOINTMENT OF AUDITORS

Resolution for Shareholder Approval

Shareholders are asked to approve the appointment of KPMG, chartered accountants, as the Company’s independent auditor. KPMG has served as auditors of the Company since fiscal 1996.

The Board of Directors recommends a vote FOR the appointment of KPMG as the Company’s auditor.

Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditors of the Company, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit Committee and fixed by the Board.

Audit and Other Fees

In fiscal 2021, in addition to retaining KPMG to report upon the Annual Consolidated Financial Statements of the Company, we retained KPMG to provide various audit, audit-related, and tax services. The aggregate fees billed for professional services by KPMG for each of the last two fiscal periods, in Canadian dollars, were as follows:

	2020 (C$)	2021 (C$)

Audit Fees	2,578,750	2,513,250

Audit-Related Fees	172,940	160,500

Tax Fees	695,750	705,500

TOTAL	3,447,440	3,379,250

-

Audit fees consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

-	Audit-related fees consisted of consultation concerning financial reporting and accounting standards, and translation services in both years.

-	Tax fees consisted of services for tax compliance, including assistance with the preparation and review of tax returns, and the preparation of annual transfer pricing studies.

-	All fees paid and payable by the Company to KPMG in fiscal 2021 were pre-approved by the Company’s Audit Committee pursuant to the procedures and policies set forth in the Audit Committee mandate.

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OTHER INFORMATION

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

As at March 8, 2022, no amount was owed to the Company by any of the current or former directors and executive officers of the Company, exclusive of travel advances as permitted by applicable securities laws. No security was provided to the Company, any of its subsidiaries or another entity, as a counterpart for any indebtedness and no indebtedness was forgiven during fiscal 2021.

Normal Course Issuer Bid

On August 5, 2021, the Company announced a normal course issuer bid (“NCIB”) to purchase for cancellation a maximum of 9,926,177 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares as at July 31, 2021 (the reference date for the NCIB). On February 22, 2022, the Company received approval from the TSX to amend its current NCIB, in order to increase the maximum number of Common Shares that may be repurchased from 9,926,177, to 19,477,744 Common Shares, representing 10% of the public float as at July 31, 2021.

The Company was authorized to make purchases under the NCIB during the period from August 9, 2021 to August 8, 2022, in accordance with the requirements of the TSX. During fiscal 2021, the Company repurchased for cancellation a total of 6,475,375 Common Shares under its NCIB programs for a total cost of $250.3 million.

Shareholders may obtain a copy of Gildan’s notice of intention to make a normal course issuer bid without charge on request from the Corporate Secretary of the Company at Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montreal, Quebec H3A 3J2.

Caution Regarding Forward-Looking Statements

Certain statements included in this Circular constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” or “continue,” or the negatives of these terms or variations of them or similar terminology.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to, those set out in section 16.0 “Risk and Uncertainties” of our MD&A for the year ended January 2, 2022, which are incorporated by reference in this cautionary statement. These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

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OTHER INFORMATION

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future performance and financial results and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this Circular are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this Circular are expressly qualified by this cautionary statement.

Additional Information

The Company is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management information circulars with the various securities regulatory authorities in such provinces. The Company also files an annual information form with such securities regulatory authorities. Copies of the Company’s latest annual information form, latest audited financial statements, interim financial statements and management’s discussion and analysis (“MD&A”) filed since the date of the latest audited financial statements, and latest management information circular may be obtained on request from the Corporate Secretary of the Company at Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montreal, Quebec H3A 3J2 or at www.sedar.com, www.sec.gov or on Gildan’s website at www.gildancorp.com. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed fiscal year. The Company may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Company.

Shareholder Proposals for the Next Annual Meeting

Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Company at the latest on December 31, 2022.

Approval of this Circular

The contents and the sending of this Circular have been approved by the Board of Directors. Dated at Montreal, Quebec, Canada, March 8, 2022.

Arun D. Bajaj

Executive Vice President, CHRO and Legal Affairs

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APPENDICES

APPENDIX A

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) is responsible for the supervision of the management of the Corporation’s business and affairs, with a view to its long-term interests.

Many of the Board’s responsibilities have been delegated to its three standing committees: the Audit and Finance Committee, the Compensation and Human Resources Committee and the Corporate Governance and Social Responsibility Committee. These delegated responsibilities are set forth in each committee’s mandate. However, such mandates and delegation of responsibilities do not relieve the Board of its overall responsibilities.

Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.

In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Corporation.

Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board discussions and decisions.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Corporation’s Articles and By-laws.

1. Membership and Quorum

The Board is composed of a minimum of 5 and a maximum of 12 members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board. The quorum at any meeting of the Board is a majority of directors in office.

2. Frequency of Meetings

-	At least four times a year and as necessary.

3. Mandate

The responsibilities of the Board include the following:

a.	With respect to strategic planning and risk management:

1.	Advising management on strategic issues;

2.	Approving the Corporation’s long-term strategic plan, taking into account, amongst other matters, business opportunities and risks, and monitoring the effectiveness of the strategic planning process;

3.

Approving the Corporation’s annual business plan and its annual operating and capital budgets, including capital allocations, financing arrangements, expenditures and transactions which exceed threshold amounts set by the Board;

4.	Monitoring the Corporation’s performance against the long-term strategic and annual plans as well as against the annual operating and capital budgets;

5.	Overseeing the systems in place to identify business risk and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

6.	Approving the issuance of securities and transactions not in the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

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APPENDICES

7.	Approving dividend policies and, if applicable, declaring dividends.

b.	With respect to human resources, executive compensation and performance assessment:

1.	Appointing the Chief Executive Officer (“CEO”) and approving the appointment of other executive officers of the Corporation;

2.	Approving the CEO’s annual objectives and reviewing progress against those objectives;

3.

Monitoring and assessing the performance of the CEO and of the other executive officers of the Corporation and approving their short and long-term compensation, taking into consideration Board expectations and fixed objectives;

4.

Overseeing measures to tie an appropriate portion of the CEO’s and the other executive officers’ compensation to both the short and longer-term performance of the Corporation, taking into account advantages and risks associated with different compensation methods;

5.	Overseeing the processes for the recruitment, training, development and retention of senior management who exhibit high standards of integrity as well as competence;

6.	Monitoring the management succession planning process, including succession planning for the CEO and other executive officers.

c.	With respect to financial matters and internal controls:

1.	Monitoring the integrity and quality of the Corporation’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control over financial reporting;

2.	Overseeing the external auditors’ independence, qualifications and performance;

3.

Reviewing and approving the general content of, and the Audit and Finance Committee’s report on the annual and interim consolidated financial statements, annual information forms, annual reports, management information circulars, management’s discussion and analysis, prospectuses, registration statements, offering memoranda, Forms 6-K (including Supplemental Disclosure), Forms 40-F, and earnings press releases before their public disclosure or filing with regulatory authorities in Canada or the US;

4.	Overseeing the performance of the Corporation’s internal audit functions;

5.	Monitoring the Corporation’s compliance with applicable legal and regulatory requirements;

6.	Reviewing the Corporation’s Disclosure Policy on a regular basis and monitoring the Corporation’s communications with analysts, investors, the media and the public.

d.	With respect to ethics and corporate governance matters:

1.	Setting an ethical tone for the Corporation;

2.	Taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation;

3.

Monitoring and reviewing, on a regular basis, the Corporation’s approach to corporate governance as well as its corporate governance principles and practices, including the identification of decisions requiring approval of the Board;

4.	Reviewing the Shareholder Engagement Policy and the public disclosure thereof;

5.

Adopting and reviewing, on a regular basis, the Corporation’s Code of Ethics (the “Code”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and the appropriate disclosure of any such waiver, and approving amendments to the Code and Policies;

6.	Overseeing the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;

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APPENDICES

7.	Adopting and reviewing orientation and continuing education programs for directors;

8.	Monitoring the Board, Board Chair and committee chair succession planning process;

9.	Monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;

10.	Approving the list of Board nominees for election by shareholders.

e.	With respect to environmental and social responsibility practices:

1.	Monitoring and reviewing, as appropriate, the Corporation’s environmental and social responsibility practices.

4. Method of Operation

1.	Meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held every year to review the Corporation’s long-term strategic plan;

2.

The Chair of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board;

3.	Independent directors meet without management and other non-independent directors present, under the oversight of the Chair of the Board, at each regularly-scheduled and special meeting of the Board;

4.	In addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend other committee meetings, regardless of membership and most do so;

5.	The Board evaluates the adequacy of its mandate on an annual basis;

6.

The Corporate Governance and Social Responsibility Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

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APPENDICES

APPENDIX B

Long-term Incentives

LTI Plan

The LTI Plan was first adopted in 1998 for the grant of Options and was subsequently amended to, among others, allow the Board of Directors to grant Treasury RSUs and Non-Treasury RSUs to senior executives and key employees of the Company and its subsidiaries (“LTIP participants”) in order to encourage them to work toward, and participate in, the growth and development of the Company and to assist the Company in attracting, retaining and motivating its senior executives and key employees. The LTI Plan is administered by the Board of Directors, which has delegated responsibilities to the Compensation and Human Resources Committee.

A total of 12,000,632 Common Shares have been reserved for issuance pursuant to the exercise of Options and the vesting of Treasury RSUs granted pursuant to the LTI Plan (the “Total Reserve”). Should further Common Shares become available under the LTI Plan as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of Options or the vesting of Treasury RSUs, the whole without increasing the Total Reserve. As at March 8, 2022, the Total Reserve represents 6.33% of the issued and outstanding Common Shares of the Company. Of the Total Reserve, 132,596 Common Shares remain available for grants of Options and Treasury RSUs as at March 8, 2022 representing 0.07% of the issued and outstanding Common Shares of the Company.

Options

Options entitle the holder thereof to subscribe for Common Shares on the terms set forth in the LTI Plan. The exercise price payable for each Common Share covered by an Option is determined by the Board of Directors at the date of the grant, but may not be less than the higher of the closing prices of the Common Shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors, which may not be longer than ten years from the date of the grant, unless the expiry date falls within a blackout period (a period self-imposed by the Company during which directors, officers and certain employees cannot trade the securities of the Company) or within ten days after the end of such blackout period, in which case the period for exercising Options is extended for a maximum of ten business days. As at March 8, 2022, an aggregate of 3,224,286 Options are outstanding, representing 1.70% of the issued and outstanding Common Shares of the Company.

Treasury RSUs

Treasury RSUs represent the right of an individual to whom a grant of such units is made to receive Common Shares on the vesting date. At the end of the vesting period, which is a maximum of ten years, the Common Shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the Total Reserve. The Board of Directors has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the Total Reserve grants of Treasury RSUs without any minimum vesting periods, if any. As at March 8, 2022, an aggregate of 49,164 Treasury RSUs are outstanding, representing 0.03% of the issued and outstanding Common Shares of the Company.

Non-Treasury RSUs

Non-Treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three years and (ii) at the end of the vesting period, the Company will direct a third party broker to deliver to the Non-Treasury RSU holder the number of Common Shares represented by such vested award purchased on the secondary market and/or pay to the Non-Treasury RSU holder an amount in cash in lieu of Common Shares calculated using the average of the closing prices of the Common Shares on the TSX for the five trading days immediately preceding the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. As at March 8, 2022, an aggregate of 2,131,793 Non-Treasury RSUs are outstanding.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR B-1

APPENDICES

Other LTI Plan Features

The LTI Plan provides that (i) the number of Common Shares issuable pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the Common Shares issued and outstanding, in the case of Common Shares issuable to insiders of the Company or 20% of the Total Reserve in the case of Common Shares issued to any one person, and (ii) the number of Common Shares issued pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as underthe Company’s other share compensation plans and arrangements, may not, in any one year period, exceed 10% of the Common Shares issued and outstanding, in the case of Common Shares issued to insiders of the Company or 20% of the Total Reserve in the case of Common Shares issued to any one person.

The terms of the LTI Plan also provide that, unless otherwise determined by the Board of Directors, Options, Treasury and Non-Treasury RSUs granted pursuant to the LTI Plan will vest or expire early as follows:

Treasury and Non-Treasury RSUs

Reason for Termination	Options	Performance Award [2]	Time-Based Award
Dismissal for Cause	All outstanding Options expire immediately.	All outstanding awards expire immediately.	All outstanding awards expire immediately.
Resignation	Options exercisable at the date of resignation may be exercised within a period of 60 days thereafter.	All outstanding awards expire immediately.	All outstanding awards expire immediately.
Dismissal Without Cause	Options exercisable at the date of dismissal may be exercised within a period of 60 days thereafter.

The holder will be entitled to receive a number of Common Shares [1] calculated by multiplying the number of RSUs pro-rated according to the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period, by the performance vesting percentage determined as at the date of termination.

The holder will be entitled to receive a number of Common Shares [1] pro-rated according to the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period.

Death	All outstanding Options become exercisable at the date of death and may be exercised within a period of 12 months thereafter.

All outstanding awards vest immediately in full and the holder will be entitled to receive a number of Common Shares [1] calculated by applying the performance vesting percentage, determined as at the date of death.

All outstanding awards vest immediately in full.
Permanent Disability	All outstanding Options become exercisable at the date of termination and may be exercised within a period of 12 months thereafter.

All outstanding awards vest immediately in full and the holder will be entitled to receive a number of Common Shares [1] calculated by applying the performance vesting percentage, determined as at the date of termination.

All outstanding awards vest immediately in full.

[1]	Or, in the case of Non-Treasury RSUs, at the Company’s option, the cash equivalent.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR B-2

APPENDICES

Treasury and Non-Treasury RSUs

Reason for Termination	Options	Performance Award [2]	Time-Based Award
Retirement, as defined in the Retirement Policy [3]

(i) Options granted not less than six (6) months prior to the date of retirement shall continue to vest according to their applicable option agreement and may be exercisable until their expiry date; and

(ii) Options granted less than six (6) months prior to the date of retirement shall expire immediately.

Awards granted not less than six (6) months prior to the date of retirement shall continue to vest according to their applicable award agreement. The holder of an award granted less than six (6) months prior to the date of retirement will be entitled to receive a number of Common Shares [1] calculated by multiplying the number of RSUs pro-rated according to the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period, by the performance vesting percentage, determined at the end of the original vesting period.

Awards granted not less than six (6) months prior to the date of retirement shall continue to vest according to their applicable award agreement. The holder of an award granted less than six (6) months prior to the date of retirement will be entitled to receive a number of Common Shares [1] pro-rated according to the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period.

Early retirement as defined in the Retirement Policy [3]	Options exercisable at the date of early retirement may be exercised until the expiry date of such Options

The holder will be entitled to receive a number of Common Shares [1] calculated by multiplying the number of RSUs pro-rated according to the number of days elapsed between the date of grant and the date of early retirement on the duration of the original vesting period, by the performance vesting percentage, determined at the end of the original vesting period.

The holder will be entitled to receive a number of Common Shares [1] pro-rated according to the number of days elapsed between the date of grant and the date of early retirement on the duration of the original vesting period.

[2]	Performance Awards will expire on the vesting date if the performance objectives set forth in the applicable award agreement have not been attained.
[3]

LTIP participants are eligible for retirement when they reach a minimum age of 55 years, cumulate at least five years of service, and their age plus their number of years of service equals at least 70. LTIP participants are eligible for early retirement when they reach age of 55 years and five years of service. In both cases, LTIP participants must sign a non-compete and non-solicitation agreement with the Company in order to be eligible for the extended vesting conditions. If an LTIP participant does not meet the criteria for retirement or early retirement, a voluntary departure from his or her employment will be treated as a resignation under the LTI Plan.

In addition, upon the occurrence of a transaction that would result in a change of control, as defined in the LTI Plan, no outstanding Options, Treasury RSUs and Non-Treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the Board of Directors prior to or concurrently with the occurrence thereof. In addition, unless otherwise determined by the Board, the performance vesting percentage applicable to RSUs that are subject to performance vesting conditions will be determined as at the date of the change of control. The LTI Plan further provides that Options, Treasury RSUs and Non-Treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR B-3

APPENDICES

The Board of Directors may also, at any time, amend, suspend or terminate the LTI Plan, or any Option, Treasury RSU or Non-Treasury RSU granted thereunder, provided that no such amendment, suspension or termination may be made without regulatory approval, if required, and/or without the consent of the holders of such awards where such amendment, suspension or termination would alter or impair their rights.

The LTI Plan further provides that the Board of Directors may amend the LTI Plan, Options and RSU awards, in certain circumstances, provided that no amendment may (i) be made without obtaining any required regulatory or shareholder approvals or (ii) adversely affect the rights of any holder of Options or RSUs at the time of such amendment without the consent of such holder of Options or RSUs. The LTI Plan allows the Board of Directors to make the following amendments without shareholder approval:

a.	An amendment to accelerate the time of exercise of outstanding Options or the time of vesting of an RSU award;

b.	An amendment to postpone the expiry date of an Option or the vesting date of an RSU award, provided that no Option or RSU award may be extended beyond its original expiry date;

c.

Any changes or corrections to the LTI Plan which, in the opinion of the Board of Directors, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements; and

d.	Suspending or terminating the LTI Plan.

Shareholder approval is required for certain other amendments, such as:

a.	An amendment to increase the maximum number of Common Shares for which Options or Treasury RSUs may be granted under the LTI Plan;

b.	An amendment to reduce the exercise price with respect to an Option or cancel and reissue Options to the same participant;

c.	An amendment to extend the term of Options or RSU awards granted under the LTI Plan beyond their original expiry date;

d.	A change to the class of persons eligible for grants of Options or RSUs under the LTI Plan; and

e.	An amendment to the LTI Plan to allow Options or RSUs to become transferable or assignable other than what is already allowed under the LTI Plan.

Finally, in furtherance of applicable tax legislation that requires employers to make withholdings in respect of certain cash and non-cash benefits, such as employee stock options and restricted share units, the LTIP provides the Company with the authority to take all steps deemed necessary to ensure that it complies with its withholding obligations at the time an LTIP participant exercises Options or receives cash and/or Common Shares further to the vesting of RSUs.

SARs Plan

The SARs Plan was adopted by the Board of Directors at the end of fiscal 2020 to, amongst others, allow the Board to grant non-dilutive SARs to senior executives and key employees (“SARs Participants”) in order to encourage them to work toward, and participate in, the growth and development of the Company, to provide them with an additional incentive and reward, and to assist the Company in attracting, retaining and motivating its senior executives and key employees. The SARs Plan is administered by the Board of Directors, which has delegated responsibilities to the Compensation and Human Resources Committee.

SARs granted under the SARs Plan will only have value if there is an appreciation in the price of the Common Shares over the vesting period. At the vesting date, the SARs will be settled, at the Company’s option, in cash or in Common Shares purchased on the open market.

During fiscal 2020, SARs were used solely for a one-time award of 824,406 premium-priced SARs granted to the President and Chief Executive Officer, as described in the section entitled “One-Time Special Awards”.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR B-4

APPENDICES

A SAR is an award entitling the recipient to receive on the vesting date, subject to the terms and conditions of the applicable SAR Agreement, including vesting conditions and performance criteria, if any, an amount in cash or in Common Shares having a value equal to the excess of the market price of the Common Shares on the vesting date over the grant price of the SAR (the “SAR Price”) multiplied by the number of SARs that shall have vested on such vesting date (the “Aggregate Excess Value”). The market price of the Common Shares for the purposes of the SARs Plan means, on any given date, the volume weighted average trading price of the Common Shares on the TSX for the five trading days up to and including such date.

The Board of Directors may, from time to time by resolution, in its sole discretion, (i) designate the SARs Participants who will receive SARs under the SARs Plan, (ii) fix the number of SARs to be granted to each such SARs Participant and their grant date, and (iii) determine all other terms and conditions of each grant of SARs, including the SAR Price, the vesting conditions and performance criteria, if any, and the vesting date. SARs shall be evidenced by a SAR Agreement in such form not inconsistent with the SARs Plan as the Board may from time to time determine.

The SAR Price will be fixed by the Board of Directors when such SAR is granted but in no case will the SAR Price be less than the higher of the closing price of the Common Shares on the TSX and the NYSE (expressed in a single currency based on the conversion rate) on the grant date. The vesting date of a SAR will be determined by the Board at the time of grant, limited however to a maximum term of three years from the grant date, and will be subject to early vesting and expiry, as described further below.

Unless a SAR has not vested and has expired, as soon as practicable after the vesting of the SARs Participant’s rights to the SAR on the applicable vesting date (but not later than 30 days following the applicable vesting date), the Company will (i) pay to the SARs Participant an amount in cash equal to the Aggregate Excess Value of such vested SAR, or (ii) purchase, or direct a third party broker to purchase, on the secondary market, for delivery to the SARs Participant a number of Common Shares having a value equal to the Aggregate Excess Value of such vested SAR. Whether a SAR is settled in cash or in Common Shares (or any combination thereof) shall be at the entire discretion of the Company. The Company may not issue Common Shares from treasury under the SARs Plan. SARs granted under the SARs Plan will not be accounted for in the number of Common Shares reserved for issuance pursuant to the exercise of Options and the vesting of Treasury RSUs granted pursuant to the Company’s LTI Plan.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR B-5

APPENDICES

The terms of the SARs Plan also provide that, unless otherwise determined by the Board of Directors, SARs granted pursuant to the SARs Plan will vest early or expire early as follows:

Reason for Termination	SARs Early Vesting or Expiration
Resignation or Termination for Cause	All outstanding SARs shall expire on the date of termination of employment.
Dismissal Without Cause

The holder shall be entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of the early vested SARS, or a number of Common Shares having a value equal to the pro rata value of such SARs. The pro rata value of the early vested SARs is calculated by multiplying the number of SARs pro-rated according to the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period, by the positive difference between the market price of the Common Shares at the date of dismissal and the SAR Price.

Retirement, as defined in the Retirement Policy [1]

SARs granted not less than six (6) months prior to the date of retirement shall continue to vest according to their applicable SAR Agreement. The holder of SARs granted less than six (6) months prior to the date of retirement shall be entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of such SARs, or a number of Common Shares having a value equal to the pro-rata value of such SARs. The pro rata value of the early vested SARs is calculated by multiplying the number of SARs pro-rated according to the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period, by the positive difference between the market price of the Common Share at the date of retirement and the SAR Price.

Early Retirement, as defined in the Retirement Policy [1]

The holder shall be entitled to receive at the Company’s option, cash in an amount equal to the pro rata value of the early vested SARS, or a number of Common Shares having a value equal to the pro rata value of such SARs. The pro-rata value of the early vested SARs is calculated by multiplying the number of SARs pro-rated according to the number of days elapsed between the date of grant and the date of early retirement on the duration of the original vesting period, by the positive difference between the market price of the Common Shares at the date of early retirement and the SAR Price.

Death or permanent disability	All outstanding SARS shall vest in full immediately on the date of death or permanent disability.

[1]

SARs Participants are eligible for retirement when they reach a minimum age of 55 years, cumulate at least five years of service, and their age plus their number of years of service equals at least 70. SARs Participants are eligible for early retirement when they reach the age of 55 years and five years of service. In both cases, SARs Participants must sign a non-compete and non-solicitation agreement with the Company in order to be eligible for the extended vesting conditions. If a SARs Participant does not meet the criteria for retirement or early retirement, a voluntary departure from his or her employment will be treated as a resignation under the SARs Plan.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR B-6

APPENDICES

SARs that are subject to performance criteria or other vesting conditions will expire at the end of the applicable performance period or vesting period provided in the SARs Plan and the applicable SAR Agreement if such performance criteria or vesting conditions are not met. In addition, the portion of any SARs that do not vest pro rata as described above will expire on the date of termination of employment.

In addition, upon the occurrence of an event that would result in a change of control, as defined in the SARs Plan, the Board of Directors will have the authority, in its sole discretion, prior to or concurrently with the change of control, to modify the terms of the SARs Plan and/or the SARs, including, without limitation, to cause the vesting of the SARs.

Furthermore, the Board of Directors may also, at any time, suspend or terminate the SARs plan, or from time to time amend or revise the terms of the SARs Plan or any SAR without the consent of the SARs Participants, provided that such suspension, termination, amendment or revision would:

a.	Not adversely alter or impair the rights of any SARs Participant, without the consent of such SARs Participant except as permitted by the provisions of the SARs Plan;

b.

Be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Company, the TSX and the NYSE, if applicable, or any other regulatory body having authority over the Company; and

c.

Be subject to shareholder approval, where required by law or the requirements of the TSX and the NYSE, if applicable, provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Company, make the following amendments to the SARs Plan:

1.	Any amendment to the vesting conditions or performance criteria of any outstanding SAR, if applicable, or the assignability provisions of a SAR;

2.	Any amendment to the vesting date of a SAR;

3.	Any amendment regarding the effect of termination of a SARs Participant’s employment;

4.	Any amendment to the definition of an SARs Participant under the Plan;

5.	Any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE or any other regulatory body;

6.

Any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan; and

7.	Any amendment regarding the administration of the Plan.

Finally, in furtherance of applicable tax legislation that requires employers to make withholdings in respect of certain cash and non-cash benefits, the SARs Plan provides the Company with the authority to take all steps deemed necessary to ensure that it complies with its withholding obligations in connection with the SARs Plan, any grant of SARs and/or any payment of cash or delivery of Common Shares further to the vesting of the SARs.

GILDAN ACTIVEWEAR INC.	MANAGEMENT INFORMATION CIRCULAR B-7

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